Exhibit 2.1

CONTRIBUTION AGREEMENT

by and among

THE SINCLAIR COMPANIES,

SINCLAIR TRANSPORTATION COMPANY

and

HOLLY ENERGY PARTNERS, L.P.

Dated as of August 2, 2021

i

ANNEX LIST

Annex A                                      Definitions

COMPANY DISCLOSURE SCHEDULES

Schedule 4.3	Company Non-Contravention
Schedule 4.5(b)	Company Liabilities
Schedule 4.6	Capitalization of the Company
Schedule 4.7(a)	Company Subsidiaries
Schedule 4.7(b)	Equity Ownership
Schedule 4.7(e)	Joint Venture Interests
Schedule 4.8	Absence of Changes
Schedule 4.9(a)	Sinclair Owned Real Property
Schedule 4.9(b)	Sinclair Leased Real Property
Schedule 4.9(c)	Condemnation
Schedule 4.9(e)	Sinclair Third Party Leases
Schedule 4.9(f)	Unexercised Rights of First Offer and Rights of First Refusal
Schedule 4.10	Sinclair Material Contracts
Schedule 4.11(a)	Registered Business Intellectual Property Rights
Schedule 4.12(a)	Assets of the Company Group
Schedule 4.12(b)	Sufficiency of Assets
Schedule 4.13	Compliance with Laws
Schedule 4.14	Environmental Matters
Schedule 4.15(a)	Certain Proceedings
Schedule 4.16	Permits
Schedule 4.18(a)	Company Employees
Schedule 4.18(f)	Employment Matters
Schedule 4.20	Insurance
Schedule 4.21	Powers of Attorney
Schedule 4.22	Affiliate Transactions
Schedule 4.29(b)-1	Jurisdictional Assets
Schedule 4.29(b)-2	FERC Waivers

HEP DISCLOSURE SCHEDULES

Schedule 5.5(b)	Capitalization of HEP
Schedule 5.6(a)	HEP Significant Subsidiaries
Schedule 5.6(b)	HEP Subsidiaries
Schedule 5.6(c)	HEP Equity Ownership
Schedule 5.6(d)	HEP Ownership
Schedule 5.9	HEP Material Contracts
Schedule 5.11	Assets of the HEP Entities
Schedule 5.13	Environmental Matters

v

CONTRIBUTION AGREEMENT SCHEDULES

Schedule 1.1(a)(i)	Knowledge of the Company
Schedule 1.1(a)(ii)	Knowledge of HEP
Schedule 1.1(b)	Permitted Encumbrances
Schedule 1.1(c)	Specified Funded Indebtedness
Schedule 1.1(d)	Hospitality Business
Schedule 1.1(e)	Certain Legacy Assets
Schedule 2.2(a)	Accounting Principles
Schedule 6.6(a)	Company Conduct of Business
Schedule 6.6(b)	HEP Conduct of Business
Schedule 6.6(c)	Interim Period Actions
Schedule 6.11	Termination of Affiliate Obligations
Schedule 6.13	Use of Certain Names
Schedule 6.20	Credit Support Arrangements

EXHIBIT LIST

Exhibit A                                 Transition Services Agreement

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT is made and entered into on August 2, 2021, by and among (a) The Sinclair Companies, a corporation organized under the Laws of the State of Wyoming (“Sinclair HoldCo”) and the sole shareholder of Sinclair Transportation Company, a corporation organized under the Laws of the State of Wyoming (the “Company”), (b) the Company and (c) Holly Energy Partners, L.P., a limited partnership organized under the Laws of the State of Delaware (“HEP”). Sinclair HoldCo, the Company, and HEP are each referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Annex A.

RECITALS

WHEREAS, immediately prior to the execution of this Agreement, Sinclair HoldCo has undertaken or will undertake various company restructuring transactions pursuant to and as set forth in the Reorganization Agreement (the “Company Reorganization”);

WHEREAS, Sinclair HoldCo owns all of the issued and outstanding capital stock of the Company (the “Shares”) and, following the Company Conversion, Sinclair HoldCo will own all of the issued and outstanding equity interests of the Company (the “Company LLC Interests”);

WHEREAS, HEP desires to acquire from Sinclair HoldCo, and Sinclair HoldCo desires to contribute and sell to HEP, the Company LLC Interests in exchange for the Sinclair Contribution Consideration, upon the terms and subject to the conditions set forth in this Agreement (the “Sinclair Contribution”);

WHEREAS, the board of directors of Sinclair HoldCo has unanimously (a) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of its shareholders and Sinclair HoldCo and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions;

WHEREAS, the HEP General Partner has (a) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of HEP and the holders of HEP Common Units (the “HEP Common Unitholders”), and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions;

WHEREAS, the consummation of the Contemplated Transactions shall occur immediately prior to the consummation of the transactions contemplated by that certain Business Combination Agreement, dated of even date herewith, by and among Sinclair HoldCo, Hippo Holding LLC, a Delaware limited liability company (“Sinclair NewCo”), HollyFrontier Corporation, a Delaware corporation (“HFC”), Hippo Parent Corporation, a Delaware corporation, and Hippo Merger Sub, Inc., a Delaware corporation (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”); and

WHEREAS, for U.S. federal income tax purposes, the relevant Parties intend to treat the Sinclair Contribution consistent with the Intended Tax Treatment.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1.

DEFINITIONS AND TERMS

Section 1.1 Definitions.

Unless the context otherwise requires, the capitalized terms used in this Agreement have the meanings prescribed in Annex A.

Section 1.2 Interpretation and Construction.

Unless expressly provided to the contrary in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms.

(b) As used in this Agreement, (i) the words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the word “including,” and words of similar import, means “including, but not limited to” and “including, without limitation,” (iii) the terms “dollars” and “$” means United States Dollars, the lawful currency of the United States of America, (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall,” (v) the word “or” is not exclusive, (vi) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” and (vii) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(c) The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(d) References to “Articles,” “Sections,” “Subsections,” “Recitals,” “Preamble,” “Annexes,” “Schedules” or “Exhibits” means the Articles, Sections, Subsections, Recitals or Preamble of, or the Annexes, Schedules or Exhibits to, this Agreement, as the case may be, except as may be otherwise specified. The Annexes, Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. All terms defined in this Agreement have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(e) Any information in one section or subsection of the Company Disclosure Schedules or the HEP Disclosure Schedules shall be deemed to apply to and to qualify the Section or Subsection of this Agreement to which it corresponds in number and each other Section or Subsection of this Agreement to the extent it is reasonably apparent on its face that such information is relevant to such other Section or Subsection. The disclosure of any matter in any Company Disclosure Schedule or HEP Disclosure Schedule shall not be deemed to constitute an admission by Sinclair HoldCo or the Company or HEP, as applicable, or otherwise imply, that any such matter is material or creates measures for materiality for the purposes of this Agreement.

(f) Except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by written waiver or consent and (ii) (in the case of statutes) by succession of comparable successor statutes and, in each case, all attachments thereto and instruments incorporated therein.

(g) Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(h) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

(i) Unless otherwise specified, all references to a specific time of day in this Agreement shall be based on Central Time on the date in question. All references to “day” or “days” mean calendar days unless specified as a “Business Day.” No action shall be required of the Parties except on a Business Day, and in the event an action is required on a day that is not a Business Day, such action shall be required to be performed on the next succeeding day that is a Business Day.

(j) With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.”

(k) As used in this Agreement, the term “made available” means the respective materials that were posted to the Venue data room entitled “Project Safari” to HEP or its Representatives by the Company or its Representatives at least three (3) Business Days prior to the date of this Agreement.

(l) Accounting terms not specifically defined in this Agreement shall be construed in conformity with, and all financial data required to be submitted by this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis.

(m) All references to any “member” of the Company Group refer only to the Company and the Company Subsidiaries that collectively comprise the Company Group, and, for the avoidance of doubt, do not refer to any other Person (including, for the avoidance of doubt, Sinclair NewCo and each Person in which Sinclair NewCo owns, directly or indirectly, any capital stock or other equity or voting interest, other than the Company and the Company Subsidiaries).

(n) Except as expressly provided otherwise, the representations and warranties in Article 4 that are made as of the date hereof shall be deemed to have been made after giving effect to the consummation of the Company Reorganization.

ARTICLE 2.

THE TRANSACTIONS

Section 2.1 Company Reorganization and Sinclair Contribution.

(a) Company Reorganization. Immediately prior to the execution of this Agreement, Sinclair HoldCo has executed and delivered the Reorganization Agreement, pursuant to which it has undertaken or will undertake various restructuring transactions. Following the date hereof, Sinclair HoldCo shall, and shall cause its Affiliates to, comply with the terms and conditions set forth in the Reorganization Agreement.

(b) Sinclair Contribution. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sinclair HoldCo shall contribute to HEP the Company LLC Interests in exchange for the consideration described in this Section 2.1(b) (the “Sinclair Contribution Consideration”). The aggregate consideration to be issued or paid by HEP to Sinclair HoldCo in connection with the Sinclair Contribution shall be (i) a number of HEP Common Units equal to 21,000,000, less the Divestiture Units, to the extent applicable in accordance with Section 2.1(f) (the “Sinclair Partnership Interest Consideration”), and (ii) an amount of cash equal to $325,000,000 (the “Base Cash Consideration”), (A) plus or minus the Estimated Adjustment Payment, which cash amount shall be subject to adjustment following the Closing pursuant to Section 2.2, and (B) if applicable, minus the Consent Adjustment.

(c) Equitable Adjustment. If, between the date of this Agreement and the Closing, the outstanding HEP Common Units shall have been changed into a different number of units or a different class of units by reason of any subdivision, reorganization, reclassification, recapitalization, combination or exchange of units, or any similar event shall have occurred, then the Sinclair Partnership Interest Consideration shall be equitably adjusted to proportionally reflect such change.

(d) Pre-Closing Statement; Payoff Letters. At least three (3) Business Days prior to the Closing Date, Sinclair HoldCo shall deliver to HEP a statement (the “Pre-Closing Statement”) setting forth its good faith estimates of the (i) (A) Closing Working Capital (the “Estimated Closing Working Capital”), (B) Closing Cash (the “Estimated Closing Cash”), and (C) Closing Indebtedness (the “Estimated Closing Indebtedness”), in each case, determined in accordance with the accounting principles set forth on Schedule 2.2(a) and in a format consistent with the illustrative calculation on Schedule 2.2(a), which assumes a Closing Date of December 31, 2020, and this Agreement, and (ii) the Estimated Adjustment Payment resulting from such estimates. At least three (3) Business Days prior to the Closing Date, Sinclair HoldCo shall deliver to HEP substantially final payoff letters for the Specified Funded Indebtedness (the “Payoff Letters”), which Payoff Letters shall authorize the release of all Encumbrances securing such Specified Funded Indebtedness upon payment of the applicable portion of the Indebtedness Payoff Amount in full at or prior to the Closing.

(e) Pre-Closing Cash Distribution, Issuance of Sinclair Partnership Interest Consideration and Payment of Base Cash Consideration and Estimated Adjustment Payment.

(i) At Closing, HEP shall deliver to Sinclair HoldCo the Sinclair Partnership Interest Consideration, in book-entry form.

(ii) If the Estimated Adjustment Payment is positive:

(A) prior to Closing, the Company shall distribute to Sinclair HoldCo an amount of cash equal to the lesser of (i) the Estimated Closing Cash and (ii) the Estimated Adjustment Payment; and

(B) at Closing, HEP shall pay to Sinclair HoldCo, by wire transfer of immediately available funds to an account designated by Sinclair HoldCo at least three (3) Business Days prior to the Closing Date, an amount of cash equal to the sum of the Base Cash Consideration and the excess, if any, of the Estimated Adjustment Payment over the amount distributed to Sinclair HoldCo pursuant to Section 2.1(e)(ii)(A).

(iii) If the Estimated Adjustment Payment is negative, at Closing, HEP shall pay to Sinclair HoldCo, by wire transfer of immediately available funds to an account designated by Sinclair HoldCo at least three (3) Business Days prior to the Closing Date, an amount of cash equal to the excess of the Base Cash Consideration over the Estimated Adjustment Payment.

(f) In the event of a UNEV Pipeline Divestiture Action, Sinclair HoldCo shall satisfy the Sinclair Divestiture Portion in accordance with this Section 2.1(f). Promptly following the date that the applicable HEP Entity enters into definitive agreements contemplating the UNEV Pipeline Divestiture Action, but no later than ten (10) Business Days prior to the Closing Date, HEP shall deliver a written notice (the “UNEV Pipeline Divestiture Notice”) to Sinclair HoldCo, which notice shall set forth the UNEV Pipeline Divestiture Proceeds and, in the event the UNEV Pipeline Divestiture Proceeds include (i) any non-cash consideration or (ii) any delayed, deferred or contingent consideration (other than customary post-closing adjustments for inventory and working capital) (collectively, “Other Consideration”), HEP’s good faith estimate of the fair market value of the Other Consideration, taking into account, in the case of clause (ii), the timing and likelihood of payment of such Other Consideration and such notice shall include in reasonable detail the basis for HEP’s calculation of such fair market value.

(i) In the event the UNEV Pipeline Divestiture Proceeds consist solely of cash payable at the closing of the UNEV Pipeline Divestiture Action and do not include any Other Consideration, then, HEP shall reduce the number of HEP Common Units to be issued at the Closing pursuant to Section 2.1(b) by the Divestiture Units.

(ii) In the event the UNEV Pipeline Divestiture Proceeds include any Other Consideration, then Sinclair HoldCo may, within five (5) Business Days after the UNEV Pipeline Divestiture Notice has been received by Sinclair HoldCo, dispute the fair market value of the Other Consideration contained therein by delivery of a written notice to HEP. Upon the delivery of such dispute notice to HEP, Sinclair HoldCo and HEP shall, during the ten (10) Business Days following the date of delivery of such dispute notice, negotiate in good faith to resolve the dispute. If Sinclair HoldCo and HEP cannot reach agreement as to the fair market value of the Other

Consideration during such period, Sinclair HoldCo and HEP shall refer such matter to a mutually agreed upon nationally recognized investment bank, or if Sinclair HoldCo and HEP are unable to mutually agree upon an investment bank, to an investment bank selected by the Houston Office of the American Arbitration Association. The investment bank’s determination of the fair market value of the Other Consideration shall be final and binding upon the Parties and the fee of the investment banking firm shall be split equally between HEP and Sinclair HoldCo.

(A) In the event that Sinclair HoldCo does not elect to dispute the fair market value of the Other Consideration set forth in the UNEV Pipeline Divestiture Notice, HEP shall reduce the number of HEP Common Units to be issued to Sinclair HoldCo at the Closing pursuant to Section 2.1(b) by the Divestiture Units.

(B) In the event that Sinclair HoldCo elects to dispute the fair market value of the Other Consideration set forth in the UNEV Pipeline Divestiture Notice, then, no later than five (5) Business Days following the final determination of the fair market value of the Other Consideration, Sinclair HoldCo shall forfeit to HEP a number of HEP Common Units equal to the Divestiture Units. For purposes of this Section 2.1(f):

(iii) “Sinclair Divestiture Portion” means an amount equal to (A)(I) $380 million multiplied by (II) the percentage (up to 50.1%) of the aggregate equity interest in UNEV Pipeline LLC sold as set forth in the definitive agreements contemplating the UNEV Pipeline Divestiture Action, minus (B) the UNEV Pipeline Divestiture Proceeds, multiplied by (C) 0.5;

(iv) “Divestiture Units” means a number of whole HEP Common Units (rounded to the nearest unit) equal to the (A) Sinclair Divestiture Portion, divided by (B) $22.50;

(v) “UNEV Pipeline Divestiture Proceeds” shall mean the base purchase price with respect to up to 50.1% of the aggregate equity interest in UNEV Pipeline LLC set forth in the definitive agreements contemplating the UNEV Pipeline Divestiture Action.

(g) Withholding. HEP and each of its Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement or any other Transaction Documents such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of local, state, federal, or foreign Tax Law; provided, however, HEP shall use reasonable best efforts to (i) notify Sinclair HoldCo of its intent to withhold any amounts under this Section 2.1(g) at least five (5) Business Days before Closing, (ii) provide Sinclair HoldCo with a reasonable opportunity to establish an exemption or other basis for reducing or eliminating such withholding tax and (iii) cooperate with Sinclair HoldCo to mitigate or reduce any such withholding taxes. To the extent that amounts are so deducted or withheld by HEP or such Affiliate and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement or other applicable Transaction Document as having been paid to the Person in respect of which such deduction and withholding was made by HEP or such Affiliate.

Section 2.2 Closing Accounting Adjustment.

(a) As promptly as practicable, but no later than ninety (90) days after the Closing Date, HEP shall prepare and deliver to Sinclair HoldCo its calculation of the (i) Closing Working Capital, (ii) Closing Cash, (iii) Closing Indebtedness, and (iv) the resulting Closing Adjustment Amount (such calculation, the “Closing Accounting Statement”) and the work papers supporting such calculation. The Closing Accounting Statement shall be unaudited and prepared in accordance with the accounting principles set forth on Schedule 2.2(a) and in a format consistent with the illustrative calculation on Schedule 2.2(a), which assumes a Closing Date of December 31, 2020; provided, however, that the Closing Accounting Statement shall not take into account the Contemplated Transactions. From and after the Closing until the date on which the Final Closing Working Capital, Final Closing Cash, and Final Closing Indebtedness are finally determined in accordance with this Section 2.2, HEP shall not take any action with respect to the accounting books and records of the Company relating to the pre-closing period, or the items reflected thereon, on which the Closing Accounting Statement is to be based, that is inconsistent with the accounting principles set forth on Schedule 2.2(a). HEP and Sinclair HoldCo shall cooperate and assist in the preparation of the Closing Accounting Statement and the calculation of the items listed in the foregoing clauses (i) through (iv) and in the conduct of the review referred to in this Section 2.2, and HEP shall afford, and shall cause the Company and the Company Subsidiaries to afford, to Sinclair HoldCo and any accountants, counsel or financial advisors retained by Sinclair HoldCo, reasonable access to the books, personnel Representatives (including the Company’s accountants) and records of the Company and the Company Subsidiaries to the extent reasonably necessary for Sinclair HoldCo to review the Closing Accounting Statement; provided, that, any cooperation and assistance provided by HEP, the Company or any Company Subsidiaries shall be upon reasonable prior notice by Sinclair HoldCo and shall be during regular business hours and in a manner that does not interfere with the normal business or operations of HEP or its Affiliates.

(b) Sinclair HoldCo may, within 30 days after the Closing Accounting Statement has been received by Sinclair HoldCo, dispute any of the amounts reflected on the line items of the Closing Accounting Statement (each, a “Disputed Item”); provided, however, that in each case Sinclair HoldCo shall notify HEP in writing of each Disputed Item and specify in reasonable detail the amount in dispute and the basis therefor. To the extent Sinclair HoldCo does not notify HEP in writing that a certain line item of the Closing Accounting Statement is a Disputed Item within 30 days after the Closing Accounting Statement has been received by Sinclair HoldCo, such item shall become final and binding for the purposes of determining the (i) Final Closing Working Capital, (ii) Final Closing Cash, (iii) Final Closing Indebtedness, and (iv) the resulting Closing Adjustment Amount.

(c) If a notice of Disputed Item(s) shall be timely delivered pursuant to Section 2.2(b), then Sinclair HoldCo and HEP shall, during the 20 Business Days following the date of such delivery (the “Resolution Period”), negotiate in good faith to resolve the Disputed Item(s). If, during the Resolution Period, Sinclair HoldCo and HEP reach an agreement with respect to any or all Disputed Item(s), such agreement shall be evidenced in writing and the Closing Accounting Statement (as revised pursuant to such written agreement) shall become final and binding on the date of such agreement, with respect to each such agreed Disputed Item. If, during the Resolution Period, Sinclair HoldCo and HEP cannot reach agreement on a Disputed Item, then Sinclair HoldCo and HEP shall refer all remaining unresolved Disputed Items to Deloitte Touche Tohmatsu Limited (the “Independent Accountant”). If Deloitte Touche Tohmatsu Limited does not agree to serve as the Independent Accountant within 10 days after written request from Sinclair HoldCo and HEP to serve, then Sinclair HoldCo and HEP will mutually select and engage an alternative independent nationally recognized accounting firm, or if Sinclair HoldCo and HEP are unable to agree upon such firm or such firm declines to serve as the Independent Accountant, then Sinclair HoldCo or HEP may request that the Houston office of the American Arbitration Association select the Independent Accountant, and Sinclair HoldCo and HEP will engage such Independent Accountant selected by the American Arbitration Association. Sinclair HoldCo and HEP shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant in connection with its determination with respect to the Disputed Item(s). The Independent Accountant shall review this Agreement and the Disputed Item(s) for the sole purposes of calculating the Disputed Item(s) and the resulting Closing Adjustment Amount, and in each case, in accordance with the accounting principles set forth on Schedule 2.2(a) and the terms of this Agreement, and shall make a determination, acting as an expert and not as an arbitrator, of each Disputed Item within 30 days after its engagement, which determination shall be made in accordance with the rules in this Section 2.2. With respect to each Disputed Item, the Independent Accountant shall select and adopt, without modification, only from the final offer of either Sinclair HoldCo or HEP in making its determination. The Independent Accountant shall deliver to Sinclair HoldCo and HEP, within such 30 day period, a report specifying (A) its final determination of the Closing Working Capital, Closing Cash, and Closing Indebtedness, (B) the resulting Closing Adjustment Amount, (C) its adjustments, if any, to the Closing Accounting Statement in connection with the items listed in the foregoing clauses (A) and (B), and (D) the calculations supporting such determinations and adjustments in the foregoing clauses (A), (B), and (C). Such report shall, absent manifest error, be final, conclusive and binding on the Parties. Each of the Closing Working Capital, Closing Cash, and Closing Indebtedness, as finally determined pursuant to this Section 2.2, is referred to herein as the “Final Closing Working Capital,” “Final Closing Cash,” and “Final Closing Indebtedness,” as applicable. The Independent Accountant shall determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the Disputed Items as originally submitted to the Independent Accountant. For example, should the Disputed Items amount to $1,000 and the Independent Accountant awards $600 in favor of Sinclair HoldCo’s position, sixty percent (60%) of the costs of its review would be borne by HEP and forty percent (40%) of the costs would be borne by Sinclair HoldCo. Any dispute arising under this Section 2.2 regarding the Independent Accountant’s determination of each Disputed Item, including enforcement of the determination by the Independent Accountant, must be resolved pursuant to Section 10.12. After the Closing Accounting Statement has become final and binding on the Parties in accordance with the terms of this Section 2.2, the following payments shall be made:

(i) If the Closing Adjustment Amount is positive, then HEP shall pay to Sinclair HoldCo, within three (3) Business Days after the determination of the Closing Adjustment Amount, by wire transfer of immediately available funds to the account or accounts designated in writing by Sinclair HoldCo, an amount of cash equal to the Closing Adjustment Amount.

(ii) If the Closing Adjustment Amount is negative, then Sinclair HoldCo shall pay to HEP, within three (3) Business Days after the determination of the Closing Adjustment Amount, by wire transfer of immediately available funds to the account or accounts designated in writing by HEP, an amount of cash equal to the absolute value of the Closing Adjustment Amount.

(iii) Upon payment of all of the amounts provided in this Section 2.2(c), none of the Parties may make or assert any claim under this Section 2.2 for any matter included in the Final Closing Working Capital, Final Closing Cash, or Final Closing Indebtedness or the resulting Closing Adjustment Amount.

(d) For U.S. federal income Tax purposes, any Closing Adjustment Amount paid by HEP to Sinclair HoldCo pursuant to Section 2.2(c)(i) and any Closing Adjustment Amount paid by Sinclair HoldCo to HEP pursuant to Section 2.2(c)(ii), respectively, will each be treated in a manner consistent with the Intended Tax Treatment, in each case except to the extent otherwise required pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law after the date hereof.

(e) Prior to the Closing, Sinclair HoldCo shall cause the applicable members of the Company Group to assign to Sinclair HoldCo or its designated Affiliate without recourse any account receivable that is individually in excess of $2,000,000, to the extent such account receivable will be excluded from Current Assets for purposes of this Section 2.2.

ARTICLE 3.

CLOSING

Section 3.1 Closing.

Subject to the terms and conditions of this Agreement, the Closing shall take place at the offices of Vinson & Elkins L.L.P., in Houston, Texas at 10:00 a.m. local time, on the date that is two Business Days following the satisfaction (or, to the extent permitted, waiver by the Party entitled to the benefits thereof) of all the conditions in Article 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at or prior to the Closing), or at such other time(s) and place(s) as Sinclair HoldCo and HEP may mutually agree in writing; provided, however, that if such second Business Day is not the first Business Day of a calendar month, then the Closing Date shall be the first Business Day of the calendar month following the month in which such second Business Day occurs; provided, further, that, for accounting purposes and for purposes of any determinations regarding any item on the Pre-Closing Statement or Closing Accounting Statement, the Closing shall be deemed to have occurred at the Adjustment Time. The date on which the Closing occurs is referenced herein as the “Closing Date.” All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.

Section 3.2 Closing; Deliveries.

(a) At or prior to the Closing, Sinclair HoldCo shall deliver or cause to be delivered:

(i) to HEP, duly executed resignations of each of the directors and officers of each member of the Company Group that are designated by HEP prior to the Closing in a written notice delivered to Sinclair HoldCo no less than five (5) Business Days prior to the Closing Date, effective as of the Closing;

(ii) duly executed copies of the final Payoff Letters and other documentation, in form and substance reasonably satisfactory to HEP, evidencing the payment in full of the Indebtedness Payoff Amount on or before the Adjustment Time and the release of all Encumbrances on any of the equity or assets of the Midstream Business or any member of the Company Group securing the Specified Funded Indebtedness;

(iii) a certificate signed by an authorized representative of Sinclair HoldCo in his or her capacity as such, certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied (the “Sinclair HoldCo Officer’s Certificate”);

(iv) a counterpart of the Transition Services Agreement, duly executed by Sinclair HoldCo;

(v) a duly completed and executed certificate of non-foreign status in compliance with Treasury Regulations Section 1.1445-2(b)(2) with respect to Sinclair HoldCo; and

(vi) any other certificates and/or documents required by this Agreement to be delivered by Sinclair HoldCo in connection with the Closing.

(b) At or prior to the Closing, HEP shall deliver or cause to be delivered to Sinclair HoldCo:

(i) the Sinclair Contribution Consideration pursuant to Section 2.1;

(ii) a certificate signed by an authorized representative of HEP in his or her capacity as such, certifying that the conditions specified in Sections 7.3(a) and 7.3(b) have been satisfied (the “HEP Officer’s Certificate”);

(iii) a counterpart of the Transition Services Agreement, duly executed by HEP; and

(iv) any other certificates and/or documents required by this Agreement to be delivered by HEP in connection with the Closing.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SINCLAIR HOLDCO AND THE COMPANY

Except as set forth in the corresponding sections of the disclosure schedules containing certain exceptions to, or information required by, the representations and warranties in this Article 4 delivered by Sinclair HoldCo and the Company to HEP concurrently with the execution of this Agreement (the “Company Disclosure Schedules”), each of Sinclair HoldCo and the Company represents and warrants to HEP as follows:

Section 4.1 Organization.

(a) The Company, each of the other members of the Company Group and Sinclair HoldCo are duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of their respective jurisdictions of organization or incorporation, and have the requisite power and authority to own, lease and operate their respective properties and carry on their businesses as conducted on the date hereof, except where the failure to be in good standing or to have such power and authority would not have or not reasonably be expected to have a Material Adverse Effect.

(b) The Company, each of the other members of the Company Group and Sinclair HoldCo are duly qualified, licensed or registered, as applicable, to do or transact business under the Laws of all jurisdictions in which such qualification, license or registration, as applicable, is required, except for those jurisdictions where the failure to be so qualified, licensed or registered, as applicable, would not have or not reasonably be expected to have a Material Adverse Effect.

(c) The Company has made available to HEP true and correct copies of the articles of incorporation and the bylaws (or similar organizational documents) for each member of the Company Group and the Joint Ventures as in effect on the date of this Agreement.

Section 4.2 Authority; Binding Effect.

(a) Each of the Company and Sinclair HoldCo has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by all required corporate action on the part of the Company and Sinclair HoldCo, and no other corporate proceedings on the part of the Company or Sinclair HoldCo are necessary to authorize this Agreement or the consummation of the Contemplated Transactions.

(b) This Agreement has been duly executed and delivered by the Company and Sinclair HoldCo, and assuming the due authorization, execution and delivery of this Agreement by HEP, this Agreement constitutes a legal, valid and binding obligation of each of the Company and Sinclair HoldCo, enforceable against the Company and Sinclair HoldCo in accordance with its terms, except as enforcement may be limited by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting creditors’ rights generally and (ii) the availability of equitable remedies ((i) and (ii), collectively, the “Equitable Exceptions”).

(c) The board of directors of Sinclair HoldCo has unanimously (x) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of its shareholders and Sinclair HoldCo and (y) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions, and the foregoing approval is, and shall be as of the Closing, in full force and effect and shall not have been amended, modified or rescinded in any respect.

Section 4.3 Non-Contravention.

Except as listed on Company Disclosure Schedule 4.3, the execution, delivery and performance of this Agreement by Sinclair HoldCo and the Company and the consummation of the Contemplated Transactions, do not and will not (a) violate, conflict with or result in any breach of any provision of the organizational documents of Sinclair HoldCo, the Company or any other member of the Company Group, (b) result in the breach or violation of, constitute a default under, or give rise to any right of termination, cancellation, modification, revocation, suspension or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any member of the Company Group under any Sinclair Material Contract or Sinclair Lease, result in the creation or the imposition of any Encumbrance (other than Permitted Encumbrances) on any of the assets of the Company Group, or give rise to or result in the termination, cancellation, modification, acceleration, revocation or suspension of any Permit used by or required for the ongoing operation of, the Company Group, or (c) violate any Law applicable to Sinclair HoldCo, the Company or any other member of the Company Group, or any Order against Sinclair HoldCo, the Company or any other member of the Company Group, except with respect to clauses (b) and (c), for any violation, breach, default, termination, cancellation, acceleration, modification, revocation or suspension that would not have or not reasonably be expected to have a Material Adverse Effect.

Section 4.4 Governmental Consents and Approvals.

The execution and delivery of this Agreement by Sinclair HoldCo and the Company, and the performance by each of Sinclair HoldCo and the Company of its obligations hereunder and the consummation of the Contemplated Transactions, do not and will not require any advance filing with, or clearance, consent or approval of, any Governmental Authority, except for those filings required under the HSR Act and any filings, clearances, consents or approvals, the failure of which to effect or obtain would not have or not reasonably be expected to have a Material Adverse Effect.

Section 4.5 Financial Information; No Undisclosed Liabilities.

(a) As of the date hereof, the Company has made available to HEP copies of (i) audited financial statements consisting of the combined consolidated audited balance sheet of the Company and the Company Subsidiaries (the “Financial Statement Businesses”) as of December 31, 2020 and December 31, 2019 and the related combined consolidated audited statements of operations, changes in the Company’s net investment and cash flows for the two years ended December 31, 2019 and December 31, 2020 (the “Historical Financial Statements”), and (ii) unaudited financial statements consisting of the combined consolidated unaudited balance sheet of the Financial Statement Businesses as of June 30, 2021 (the “Interim Balance Sheet”) and the related combined consolidated unaudited statements of operations, changes in the Company’s net investment and cash flows for the three and six months ended June 30, 2021, as applicable (together with the Historical Financial Statements, the “Financial Statements”). The (A) Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except that (x) there are no notes to the Interim Balance Sheet and related unaudited statements of operations, changes in the Company’s net investment and cash flows and (y) the Interim Balance Sheet and related unaudited statements of operations, changes in the Company’s net investment and cash flows are subject to normal audit adjustments which are not material in the aggregate), and (B) Historical Financial Statements and Interim Balance Sheet fairly present, in all material respects, the financial condition of the Financial Statement Businesses on a combined consolidated basis as of the respective dates thereof, and the results of the operations of the Financial Statement Businesses on a combined consolidated basis for the periods covered by such Financial Statements. The Company has made available to HEP copies of unaudited trial balances showing balance sheet and income statement information for each of the individual legal entities that comprise the Financial Statement Businesses as of the dates thereof and for the periods covered thereby (the “Trial Balance and Income Information”). The Trial Balance and Income Information is derived from the same books and records of each legal entity whose financial information is included therein and from which the Financial Statements were derived.

(b) Except for Liabilities (i) set forth in the Financial Statements or on Company Disclosure Schedule 4.5(b), (ii) incurred in the ordinary course of business since the date of the Interim Balance Sheet and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, no member of the Company Group has any Liabilities of the type that would be required by GAAP to be recorded or reflected in a consolidated balance sheet of the Midstream Business. No member of the Company Group has any material Liabilities unrelated to the Midstream Business, except to the extent such Liabilities are Retained Liabilities that have been or will be transferred to Sinclair HoldCo or its Affiliates pursuant to the Reorganization Agreement.

Section 4.6 Capitalization of the Company.

As of the date hereof, the Shares are duly authorized, validly issued, fully paid and nonassessable and owned of record by Sinclair HoldCo, and following the Company Conversion, the Company LLC Interests will be duly authorized, validly issued and owned of record by Sinclair HoldCo. Except as set forth on Company Disclosure Schedule 4.6, there are no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to any equity or voting interest in the Company or requiring the issuance, delivery or sale of any equity or voting interest of the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to the Company. Except as set forth on Company Disclosure Schedule 4.6, there are no Contracts to which Sinclair HoldCo or any member of the Company Group is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any equity or voting interest in the Company or (ii) vote or dispose of any equity or voting interest in the Company. Except as set forth on Company Disclosure Schedule 4.6, there are no irrevocable proxies and no voting agreements with respect to any equity or voting interest in the Company. Except as set forth on Company Disclosure Schedule 4.6, no Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any equity or voting interest in the Company.

Section 4.7 Subsidiaries; Equity Ownership; Joint Ventures.

(a) Company Disclosure Schedule 4.7(a) sets forth each Subsidiary of the Company, excluding any Joint Ventures (each a “Company Subsidiary”), listing for each Company Subsidiary the name, entity type, jurisdiction of incorporation or organization, and the authorized, issued and outstanding equity security of such Company Subsidiary. All of the outstanding equity securities of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable) and are directly owned of record by the Company or a Company Subsidiary, free and clear of any Encumbrances other than (i) the Permitted Encumbrances, (ii) Encumbrances created by acts of HEP or any of its Affiliates, (iii) transfer restrictions imposed by federal and state securities Laws, and (iv) any transfer restrictions contained in the organizational documents of the Company Group. There are no other equity securities of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to the equity securities of any Company Subsidiary or requiring the issuance, delivery or sale of any equity security of any Company Subsidiary. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to such Company Subsidiary. Except as set forth on Company Disclosure Schedule 4.7(a), there are no Contracts to which Sinclair HoldCo or any member of the Company Group is a party or by which Sinclair HoldCo or any member of the Company Group is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in any Company Subsidiary or (y) vote or dispose of any equity or voting interest in any Company Subsidiary. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any equity or voting interest in any Company Subsidiary.

(b) Except as set forth on Company Disclosure Schedule 4.7(b), no member of the Company Group owns, directly or indirectly, any equity ownership or voting interest in, any Person (other than a Company Subsidiary or Joint Venture).

(c) To the Knowledge of the Company, each of the Joint Ventures is duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and carry on its businesses as conducted on the date hereof in all material respects.

(d) To the Knowledge of the Company, as of the date hereof, each of the Joint Ventures is duly qualified, licensed or registered, as applicable, to do or transact business under the Laws of all jurisdictions in which such qualification, license or registration, as applicable, is required, except for those jurisdictions where the failure to be so qualified, licensed or registered, as applicable, would not have or not reasonably be expected to have a Material Adverse Effect.

(e) Company Disclosure Schedule 4.7(e) sets forth each Joint Venture, listing for each the name, entity type, jurisdiction of organization or incorporation, in each case, as of the date hereof, and the authorized, issued and outstanding equity interest of such Joint Venture owned of record by the Company or a Company Subsidiary (the “Joint Venture Interests”). To the Knowledge of the Company, all of the Joint Venture Interests are duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable). All of the Joint Venture Interests are free and clear of any Encumbrances other than (i) the Permitted Encumbrances, (ii) Encumbrances created by acts of HEP or any of its Affiliates, (iii) any transfer restrictions imposed by federal and state securities Laws and (iv) any transfer restrictions contained in the organizational documents of such Joint Venture. Except as set forth in Company Disclosure Schedule 4.7(e) or in the organizational documents of the Joint Ventures, to the Knowledge of the Company, as of the date hereof, there is no equity interest of any Joint Venture authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights and rights of first refusal), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to any Joint Venture Interests or requiring any Joint Venture to issue, deliver or sell any equity interests of any Joint Venture. Except as set forth in Company Disclosure Schedule 4.7(e) or in the organizational documents of the Joint Ventures in effect as of the date hereof, there are no Contracts to which Sinclair HoldCo or the Company (or any Company Subsidiary) is a party or by which Sinclair HoldCo or the Company (or any Company Subsidiary) is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in, any Joint Venture (including any Joint Venture Interests) or (y) vote or dispose of any equity or voting interests in, any Joint Venture (including any Joint Venture Interests). Except as set forth in Company Disclosure Schedule 4.7(e) or in the organizational documents of the Joint Ventures in effect as of the date hereof, to the Knowledge of the Company, as of the date hereof, there are no Contracts to which any Joint Venture is a party or by which, any Joint Venture is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in, any Joint Venture (including any Joint Venture Interests) or (y) vote or dispose of any equity or voting interest in, any Joint Venture (including any Joint Venture Interests).

(f) The execution, delivery and performance of this Agreement by Sinclair HoldCo and the Company and the consummation of the Contemplated Transactions, do not and will not result in the material breach or material violation of, constitute a material default under, or give rise to any right of termination, cancellation, modification or acceleration (whether after the giving of notice or the lapse of time or both) of any material right or material obligation of any Joint Ventures (or any member, shareholder or partner of any Joint Venture), and no notice to or consent from any of the Joint Ventures (or any member, shareholder or partner of any Joint Venture) is required in connection with the Contemplated Transactions.

Section 4.8 Absence of Changes.

Except as listed on Company Disclosure Schedule 4.8 or as explicitly set forth in this Agreement, (a) since the date of the Interim Balance Sheet through the date of this Agreement, (i) the Company Group has been operated in the ordinary course of business in all material respects, (ii) there has been no action or inaction by any member of the Company Group which, if such action had been taken (or failed to be taken) between the date hereof and the Closing Date, would have required the written consent of HEP under Section 6.6(a), and (iii) there has been no Casualty Event, loss, damage or destruction or condemnation of any property that is material to the Company Group and that is not fully covered by insurance (excluding customary deductibles and retentions), and (b) since the date of the Interim Balance Sheet, there has not been any event, occurrence, fact, condition or change that has had or would reasonably be expected to have a Material Adverse Effect.

Section 4.9 Real Property.

(a) Company Disclosure Schedule 4.9(a) contains a list as of the date hereof of all parcels or tracts of real property owned in fee by any member of the Company Group, including the applicable member of the Company Group that owns such parcel or tract and the tax parcel numbers and addresses thereof (the “Sinclair Owned Real Property”). The Company Group has good and marketable fee simple title to all Sinclair Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) Company Disclosure Schedule 4.9(b) contains a list as of the date hereof of all real property leased by any member of the Company Group as lessee or sublessee (the “Sinclair Leased Real Property”) pursuant to a lease or sublease agreement (each, a “Sinclair Lease,” and collectively, the “Sinclair Leases”). Copies of the Sinclair Leases and the Sinclair Third Party Leases and all amendments, modifications, supplements, extensions and memoranda thereof, and all estoppel certificates and subordination, non-disturbance and attornment agreements related thereto, have been made available by Sinclair HoldCo or the Company to HEP. The Company Group has a good and valid leasehold interest in all material Sinclair Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(c) No member of the Company Group is in breach beyond applicable notice and cure periods in any material respect under any Sinclair Lease or Sinclair Easement to which any such entity is a party that is material to the operation of the business of the Company Group. All of the Sinclair Leases and Sinclair Easements that are material to the operation of the business of the Company Group are, to the Knowledge of the Company and subject to the Equitable Exceptions, valid and in full force and effect, and are the legal and binding obligation of the member of the Company Group party thereto, enforceable against such member of the Company Group and, to the Knowledge of the Company, the counterparty thereto in accordance with its terms. Except as listed on Company Disclosure Schedule 4.9(c), as of the date hereof, there is no pending, or to the Knowledge of the Company, threatened, appropriation, condemnation, expropriation, eminent domain or similar proceeding materially affecting the use of any Sinclair Owned Real Property, Sinclair Leased Real Property or Sinclair Easement.

(d) The assets and rights of the Company Group include all of the material easements, rights-of-way, servitudes and similar rights and agreements used by the Company Group in the Midstream Business in the twelve (12) months prior to the date of this Agreement (each, a “Sinclair Easement,” and collectively, the “Sinclair Easements”) and no member of the Company Group has received any written notice or claim that it does not possess any Sinclair Easement, the failure of which to possess would reasonably be expected to materially restrain or hinder the operations of the business of the Company Group as it has been conducted in the twelve (12) months prior to the date of this Agreement. With respect to each Sinclair Easement, the Company Group has a good and valid easement interest therein, free and clear of all Encumbrances, except Permitted Encumbrances.

(e) Except for the Contracts listed on Company Disclosure Schedule 4.9(e) (the “Sinclair Third Party Leases”), members of the Company Group have exclusive possession of the Sinclair Real Property and have not leased, licensed or granted occupancy rights to any third party in or to any portion of the Sinclair Real Property.

(f) The Sinclair Real Property and the Sinclair Easements constitute all of the real property and interests in real property used by the Company Group in connection with the operation of the Midstream Business in substantially the same manner as operated in the twelve (12) months prior to the date of this Agreement. Except as set forth on Company Disclosure Schedule 4.9(f), there are no unexercised options, rights of first offer or rights of first refusal to purchase any portion of or interest in the Sinclair Owned Real Property. To the Knowledge of the Company, (i) the Sinclair Owned Real Property is in material compliance with all zoning and land use Laws, (ii) all Sinclair Real Property that is material to the operation of the Midstream Business has direct access (or indirect access pursuant to a valid easement) to a dedicated public street which provides vehicular and pedestrian access, ingress and egress, and (iii) no member of the Company Group is in breach or default in any material respect beyond applicable notice and cure periods, under any Sinclair Third Party Lease or Permitted Encumbrance. The Company Group does not hold any real property or interest in real property that, in the twelve (12) months prior to the date of this Agreement, has not been used by the Company Group in connection with the Downstream Business or Midstream Business and is not reasonably expected to return to operational service.

Section 4.10 Material Contracts.

(a) Company Disclosure Schedule 4.10 sets forth, as of the date hereof, the following Contracts (other than Sinclair Leases) to which any member of the Company Group is a party (such listed Contracts, collectively, the “Sinclair Material Contracts”):

(i) any Contract for the purchase or sale of crude oil, feed stock, raw materials, blendstocks and refined and intermediate petroleum products by or to any member of the Company Group involving payments of more than $10,000,000 during the current or any future calendar year that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group, excluding purchase orders under spot market contracts;

(ii) any Contract involving the terminalling, transportation or storage of hydrocarbons or refined products derived from hydrocarbons involving payments by or to any member of the Company Group of more than $5,000,000 during the current or any future calendar year that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group;

(iii) any Contract in the nature of a futures, swap, collar, put, call, floor, cap, option or similar Contract that is intended to benefit from or reduce or eliminate the risk of fluctuations in the price of any derivatives or commodities and that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group;

(iv) any Contract (A) that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group, (B) pursuant to which the Company or any member of the Company Group has made payments, in the aggregate, of more than $10,000,000 during the 12 calendar months ended on the date hereof or (C) that, together with any related purchase order(s) or similar document(s), provides for remaining financial commitments or expenditures (or anticipated payments or expenditures) of the Company Group in excess of $10,000,000;

(v) any Contract for the sale or lease of equipment or other tangible personal property or the furnishing of services by the Company Group that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group pursuant to which any member of the Company Group has received payments, or reasonably expects to receive payments, in the aggregate, of more than $25,000,000 during the current or any future calendar year;

(vi) any Contract involving capital expenditures with remaining commitments or expenditures (or anticipated payments or expenditures) in excess of $5,000,000;

(vii) any Contract that evidences third party Indebtedness;

(viii) any joint venture, partnership or similar arrangement (however named) involving the sharing of profits, losses, costs or liabilities;

(ix) any Contract for the sale, transfer or acquisition of any material assets of the Company Group, equity or voting interest in any member of the Company Group or businesses of the Company Group (other than those providing for sales, transfers or acquisitions of assets in the ordinary course of business) or for the grant to any Person of any preferential rights to purchase any of the assets of the Company Group, equity or voting interest in any member of the Company Group, or businesses of the Company Group, in each case under which there are material outstanding Liabilities of the Company Group;

(x) any Contract granting to the Company Group any material Licensed Business Intellectual Property Rights (A) on an exclusive basis or (B) involving aggregate consideration in excess of $200,000 (other than Contracts for Off-The-Shelf Software);

(xi) any Contract granting to a third Person the right to use any material Owned Business Intellectual Property Rights (A) on an exclusive basis or (B) involving aggregate consideration in excess of $200,000 (other than non-exclusive licenses granted in the ordinary course of business);

(xii) any Contract that materially limits or restricts any member of the Company Group from engaging in any business or competing with any Person anywhere in the world;

(xiii) any collective bargaining agreement for the benefit of Company Employees;

(xiv) any consulting agreement, independent contractor agreement or employment agreement that provides for annual base compensation or consulting fees exceeding $200,000 per year or which are not terminable by the applicable member of the Company Group without penalty or other payment to any such employee, independent contractor, temporary employee or consultant;

(xv) agreements with any professional employer organization and any agreement with an employee leasing agency for the engagement of temporary or leased employees by the Company Group;

(xvi) any Contract that provides for any change of control, severance or termination pay or other compensation or benefits related to termination of employment or services to the Company Group;

(xvii) any Contract under which any member of the Company Group has advanced or loaned any amount to any employee, director or officer of any member of the Company Group; and

(xviii) any Contract that grants any exclusive distribution, sale, purchase, or representation to any third party.

(b) (i) Each Sinclair Material Contract is valid and binding on each member of the Company Group that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect,(ii) no member of the Company Group is in breach of, or default under, any Sinclair Material Contract in any material respect, (iii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default in any material respect (or has constituted such breach or default in any material respect) under such Sinclair Material Contract on the part of the applicable member of the Company Group, nor, to the Knowledge of the Company, on the part of the other party thereto.

Section 4.11 Intellectual Property Rights; Privacy.

(a) Company Disclosure Schedule 4.11(a) sets forth a list of the following Owned Business Intellectual Property Rights: (i) all Registered Business Intellectual Property Rights (including, the jurisdiction and issuance, registration or application number and date, as applicable); (ii) material unregistered Trademarks; and (iii) material proprietary Software. All Registered Business Intellectual Property Rights are valid, subsisting, and to the Knowledge of the Company, enforceable.

(b) The Company Group owns or has rights to use all material Business Intellectual Property Rights, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. To the Knowledge of the Company, no other Intellectual Property Rights other than the Business Intellectual Property Rights are necessary to conduct the business of the Company Group in substantially the same manner as conducted as of the date hereof. The consummation of the transactions will not result in the loss or impairment of the Company Group’s right to own, use or hold for use any Business Intellectual Property Rights as owned, used or held for use in the conduct of the business as conducted in the twelve (12) months prior to the date of this Agreement.

(c) To the Knowledge of the Company, neither the Company Group’s business as conducted as of the date hereof nor the Company Group’s business as conducted during the thirty-six (36) months immediately prior to the date hereof infringes on, misappropriates, or otherwise violates any Intellectual Property Rights of any third Person. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against any of the Company Group with respect to the alleged infringement or misappropriation by the Company Group of any Intellectual Property Rights of any third Person, and no such Action has been brought, or to the Knowledge of the Company, threatened, against any members of the Company Group during the thirty-six (36) months immediately prior to the date hereof. As of the date hereof, no Person has asserted to the Company Group any written objection or claim with respect to the ownership, validity or enforceability of, or the right of the Company Group to exercise, sell or license, any Owned Business Intellectual Property Rights.

(d) To the Knowledge of the Company, as of the date hereof, no Person has infringed, misappropriated, or otherwise violated, or is infringing on, misappropriating, or otherwise violating the Owned Business Intellectual Property Rights. During the thirty-six (36) months immediately prior to the date hereof, the Company Group has not made any written claims against any Person alleging such infringement, misappropriation, or violation of Owned Business Intellectual Property Rights.

(e) To the Knowledge of the Company, no Open Source is or has been used in any material Company Software in a manner which will result in an obligation for the Company Group to disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any material Company Software or material Owned Business Intellectual Property Rights.

(f) The Company Group uses reasonable tools and processes to protect the Company Systems owned or controlled by the Company Group from defects, bugs, viruses and other such corruptants that would materially and adversely hinder the operation or use of such Company Systems (or the Company Software, if any, stored or hosted thereon).

(g) The Company Group owns or have rights to use all Company Systems that the Company Group uses in connection with its business as conducted as of the date of the Agreement and as has been conducted during the twelve (12) months prior to the date of this Agreement in the ordinary course of business on the date hereof. To the Knowledge of the Company, the Company Systems do not contain trojan horses, spyware, adware, malware or other malicious code. The Company Group has taken reasonable measures to protect the integrity of the Company Systems owned or controlled by the Company Group, including reasonable measures related to back-ups, disaster recovery and business continuity. Such back-ups, disaster recovery and business continuity arrangements are reasonably designed to reduce the risk of any material errors, interruption, breakdown, failure of the Company Systems. To the Knowledge of the Company, in the thirty-six (36) months immediately prior to the date hereof, there has not been any material (x) failure, outage, or substandard performance with respect to the Company Systems that has materially and adversely affected the Company Group’s ability to conduct its business or (y) security breach of, or other unauthorized access to, any Company System that hosts confidential information in the possession or control of the Company Group (including any material breach of Personal Information stored or processed thereon).

(h) To the Knowledge of the Company, the Company Group has been and as of the Closing Date is in material compliance with all applicable Laws, the Company Group’s website privacy policies, and contractual obligations, in each case with respect to the collection, use, storage, sharing or transfer of Personal Information (including credit card information) by the Company Group preceding the Closing Date. The Company Group has reasonable safeguards in place, designed to protect Personal Information in its possession or under its control against loss, theft, misuse or unauthorized disclosure, and to the Knowledge of the Company, there have been no material breaches of Personal Information in the possession or control of the Company Group, including Personal Information obtained by a third party for the Company Group’s benefit, preceding the Closing Date and the Company Group has not received any written notice of any claims of, or, to the Knowledge of the Company, been charged with, the violation of any Laws concerning the collection, use, storage, sharing or transfer of Personal Information.

Section 4.12 Assets of the Company Group.

(a) Except for Permitted Encumbrances, property or Sinclair Leases disposed of or terminated in the ordinary course of business since the date of the Interim Balance Sheet, Business Intellectual Property Rights, which are the subject of Section 4.11, property that will be used by Sinclair HoldCo to provide the transition services contemplated by the Transition Services Agreement and property subject to the Office Lease (as defined in the Business Combination Agreement), and except as set forth on Company Disclosure Schedule 4.12(a), the Company Group has good and valid title to, or, in the case of leased tangible personal property or Sinclair Leases, valid leasehold interests in, all real property and tangible personal property reasonably required for the conduct of the Midstream Business in substantially the same manner as conducted as of the date hereof or recorded or reflected in the Financial Statements as owned or leased by the Company Group, except, in each case, as would not materially restrain or hinder the operations of the business of the Company Group.

(b) Except as set forth on Company Disclosure Schedule 4.12(b) and except for property that will be used by Sinclair HoldCo to provide the transition services contemplated by the Transition Services Agreement and property subject to the Office Lease (as defined in the Busines Combination Agreement), the assets, rights and properties owned or leased by the Company Group collectively constitute all of the assets, rights and properties, tangible or intangible, real or personal, that are necessary for the operation of the Midstream Business in substantially the same manner as operated as of the date hereof and as has been operated during the twelve (12) months prior to the date of this Agreement.

Section 4.13 Compliance with Laws.

Except as specified on Company Disclosure Schedule 4.13, the Midstream Business is, and during the thirty-six (36) months prior to the date of this Agreement has been, operated in compliance in all material respects with all Laws applicable to the Company Group and the conduct of the Midstream Business. Except as specified on Company Disclosure Schedule 4.13, during the three (3) years prior to the date of this Agreement, no member of the Company Group has received written notice of or, to the Knowledge of the Company, has been under investigation with respect to, any claimed material noncompliance with such Laws or binding Order of any Governmental Authority on the part of any member of the Company Group.

Section 4.14 Environmental Matters. Except as specified on Company Disclosure Schedule 4.14:

(a) To the Knowledge of the Company, there has been no Release of Hazardous Material and no Person has been exposed to any Hazardous Materials at, on, in, under, to or from any Sinclair Owned Real Property or Sinclair Leased Real Property or any other real property currently owned, leased or operated in connection with the operation of the Midstream Business by the Company Group for which reporting, assessment, investigation, monitoring, response, remedial or corrective action is presently required under applicable Environmental Law or Environmental Permit, in each case, that could reasonably be expected to result in material Liability to the Company Group.

(b) The Company Group and the operation of the Midstream Business is and, during the time periods specified pursuant to all applicable statutes of limitations, has been in compliance with applicable Environmental Laws (including holding all required Environmental Permits) and required Environmental Permits in all material respects.

(c) The Company Group has not received any Environmental Notice the substance of which remains pending or unresolved that could reasonably be expected to result in material Liability to the Company Group.

(d) No Proceeding is pending against, or, to the Knowledge of the Company, is threatened in writing against, the Company Group pursuant to or relating to applicable Environmental Laws or Environmental Permits that could reasonably be expected to result in material Liability to the Company Group.

(e) To the Knowledge of the Company, the Company Group (or any predecessor thereof) has not transported or arranged for the treatment, storage, handling, disposal, recycling or transportation of any Hazardous Material to any off-site location which has or could reasonably be expected to result in material Liability of the Company Group under Environmental Laws.

(f) The Company Group is not subject to any currently effective Order issued by any Governmental Authority under any Environmental Laws that could reasonably be expected to result in material Liability to the Company Group.

(g) The Company Group has not assumed any material responsibility for or agreed to indemnify or hold harmless any Person for any material liability or obligation, arising under or relating to Environmental Laws that could reasonably be expected to result in material Liability to the Company Group.

Section 4.15 Certain Proceedings.

(a) Except as listed on Company Disclosure Schedule 4.15(a), as of the date hereof, no Proceeding is pending or, to the Knowledge of the Company, threatened against any member of the Company Group or any portion of their respective properties or assets (including any of the Sinclair Real Property) that (i) would (if determined in a manner adverse to the Company Group, as applicable) reasonably be likely to result in a material Liability of the Company Group or materially restrain or hinder the operations of the business of the Company Group, or (ii) would reasonably be likely to restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement, or the carrying out of this Agreement and the Contemplated Transactions.

(b) No member of the Company Group is subject to any outstanding Order relating to the conduct of the business of the Company Group that would reasonably be likely to result in a material Liability of the Company Group or materially restrain or hinder the operations of the business of the Company Group.

Section 4.16 Permits.

Company Disclosure Schedule 4.16 sets forth all material Permits held or being applied for by any member of the Company Group as of the date hereof, and all such Permits constitute all material Permits that are necessary for the operation of the Midstream Business in substantially the same manner as such business has been operated during the twelve (12) month period prior to the date of this Agreement. Except as set forth on Company Disclosure Schedule 4.16, (a) as of the date hereof, all such Permits are in full force and effect and no material Proceeding is pending, or to the Knowledge of the Company, threatened to revoke or limit any such material Permit or application, (b) the Company Group is, and has been during the thirty-six (36) months prior to the date of this Agreement, in material compliance with all material Permits, and (c) during the thirty-six (36) months prior to the date of this Agreement, no member of the Company Group has received any written notice stating that the Company Group is in violation of any material Permit.

Section 4.17 Taxes.

(a) All Income Tax Returns and all other material Tax Returns required to be filed by the Company or any Company Subsidiary have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, complete and correct in all material respects.

(b) Each of the Company and the Company Subsidiaries has fully and timely paid all material Taxes required to be paid by it prior to the Closing (whether or not reflected on any Tax Return). None of the Company nor any Company Subsidiaries will have any liability for unpaid Income Taxes or other material unpaid Taxes for any Pre-Closing Tax Period, other than those liabilities for Taxes reflected in the Financial Statements, as adjusted for operations and transactions in the ordinary course of business of the Company and the Company Subsidiaries for the period from June 30, 2021 to and including the Closing Date consistent with past custom and practice of the Company and the Company Subsidiaries.

(c) Each of the Company and the Company Subsidiaries has fully and timely paid (including, for the avoidance of doubt, by application of offsetting Tax credits) all material Excise Taxes, whether or not shown as due on any Tax Returns, and any and all material Tax credits or material Tax refunds claimed by any of the Company and the Company Subsidiaries, whether or not shown on any Tax Returns, were duly and properly claimed.

(d) All material withholding Tax requirements imposed on the Company or the Company Subsidiaries under any applicable Tax Law have been satisfied in all material respects, and the Company and the Company Subsidiaries have complied in all material respects with all information reporting requirements.

(e) There is no outstanding deficiency for Income Taxes or other material Taxes that has been proposed, assessed or asserted in writing against the Company or any Company Subsidiary other than those properly reflected in the Financial Statements.

(f) There are no audits, discussions, claims, assessments, deficiencies or administrative or judicial Proceedings or investigations pending or, to the Knowledge of the Company, threatened with respect to any income or other material Taxes due from or with respect to the Company or any Company Subsidiary.

(g) Neither the Company nor any Company Subsidiary has a taxable presence in a jurisdiction where it does not file a Tax Return. No written claim has been made in the last three (3) years by a Governmental Authority in a jurisdiction where Tax Returns are not filed by the Company or the Company Subsidiaries that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) There are no Encumbrances for Income Taxes or other material Taxes on any assets of the Company Group other than Permitted Encumbrances.

(i) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under any similar provision of state, local or foreign Law.

(j) Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” (or any successor thereto) (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code (or any corresponding or similar provision of state or local Law) (i) in the twenty-four (24) months prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Sinclair Contribution.

(k) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to Closing, (ii) prepaid amount received prior to Closing outside of the ordinary course of business, (iii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into prior to Closing or (iv) adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) by reason of a change in method of accounting prior to Closing.

(l) Neither the Company nor any Company Subsidiary has deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act (or any corresponding or similar provision of any COVID-19 aid).

(m) Neither the Company nor any Company Subsidiary has, or has ever had, a permanent establishment or other taxable presence in any country other than the United States (other than in such entity’s jurisdiction of formation), as determined pursuant to applicable U.S. or foreign Law and any applicable Tax treaty or convention.

(n) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Income Taxes or other material Taxes due from the Company or any Company Subsidiary, for any taxable period, and no request for any such waiver or extension is currently pending.

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, consolidated, combined, unitary or similar group (other than a group the common parent of which is or was Sinclair HoldCo, the Company or a Company Subsidiary) for federal, state, local or foreign Tax purposes, or (ii) is a party to any Tax sharing, Tax allocation or similar agreement (other than any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (e.g., customary leases, credit agreements or other customary commercial agreements)).

(p) Neither the Company nor any Company Subsidiary has any material Liability for Income Taxes or other material Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by Contract, other than, in each case, pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., customary leases, credit agreements or other customary commercial agreements).

(q) Sinclair HoldCo is, and has been at all times since July 1, 1987, properly classified as an “S corporation” for U.S. federal income Tax purposes pursuant to Code Sections 1361 and 1362 and the Treasury Regulations thereunder. As of the date hereof, each of the Company and the Company Subsidiaries (other than Saddle Butte Pipeline III, LLC and UNEV Pipeline, LLC) has been properly classified as either (i) an entity disregarded as separate from Sinclair HoldCo for U.S. federal income tax purposes as provided in Treasury Regulations Section 301.7701-3 since its date of formation or (ii) a “qualified subchapter S subsidiary” for U.S. federal income tax purposes pursuant to Code Section 1361(b)(3)(B) since the later of its date of formation and July 1, 1987. As of the Closing, the Company and each Company Subsidiary (other than Saddle Butte Pipeline III, LLC and UNEV Pipeline, LLC) will be properly classified as an entity disregarded as separate from Sinclair HoldCo for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3. As of the Closing, each of Saddle Butte Pipeline III, LLC and UNEV Pipeline, LLC will be properly classified as a partnership for U.S. federal income tax purposes.

(r) Each of the Company and any Company Subsidiary has timely and properly registered, reported, and collected all material Excise Taxes, sales, use, value-added, gross receipts, and similar Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority. Each of the Company and any Company Subsidiary has timely and properly collected and maintained all material resale certificates, material exemption certificates and other material documentation required to qualify for any exemption from the collection of sales Taxes.

(s) Neither Sinclair HoldCo, the Company nor any Company Subsidiary is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Sinclair Contribution from qualifying for the Intended Tax Treatment.

(t) None of the Company, any Company Subsidiary or Sinclair HoldCo has requested or received a ruling or determination from, or entered into any agreement with, any Governmental Authority that would reasonably be expected to materially impact the amount of Tax due from HEP or its Affiliates (including following the Closing, for the avoidance of doubt, the Company or any Company Subsidiary).

(u) None of the assets of the Company or any Company Subsidiary is an interest in an entity or arrangement classified as a partnership (other than the interests in Saddle Butte Pipeline III, LLC and UNEV Pipeline, LLC) or a foreign corporation for U.S. federal, state or local Income Tax purposes.

Section 4.18 Employment Matters.

(a) Company Disclosure Schedule 4.18(a) sets forth a list of all persons who as of the date hereof are employees of any member of the Company Group, including, for the avoidance of doubt, any employee of Sinclair HoldCo or its Subsidiaries providing services to any member of the Company Group through an intercompany arrangement (including such persons employed or co-employed by Sinclair Services Company), and any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual, as of such date the following information: name; job title; date of hire or retention date; hourly rate, annual salary or contract fee; full-time/part-time status, exempt or non-exempt status of the employees under the Fair Labor Standards Act or eligibility for overtime under any applicable wage and hour law; work location (city, state); and whether such individual is working with the Company Employment Group pursuant to any work permit, work visa, or similar authorization (all such individuals, the “Company Employees”). The Company has provided a list of each temporary employee, consultant and independent contractor providing services for the Company Group as of the date hereof that receives annual compensation in excess of $200,000, except where the temporary employees, consultants or independent contractors are retained through service provider organizations, in which case the Company has provided a list identifying the service provider organization, the number of temporary employees, consultants or independent contractors retained through the service provider organization, their location, and a description of services performed. Other than as set forth on Company Disclosure Schedule 4.18(a), all Company Employees are employed on an at-will basis.

(b) With respect to the Company Employees: (i) to the Knowledge of the Company, the Company Employment Group is in compliance with all applicable Laws respecting labor and employment and employment practices, terms and conditions of employment and wages and hours, immigration, occupational safety and health, workers’ compensation; (ii) the Company Employment Group is in compliance with all applicable Laws respecting the characterization and treatment of individuals as employees, independent contractors or consultants; (iii) all Company Employees classified as exempt under the Fair Labor Standards Act and/or ineligible for overtime under federal, state, and local wage and hour Laws (including employment and labor standards Laws) are properly classified; and (iv) the Company Employment Group is in compliance with and have complied in all material respects with all immigration Laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. The Company Employment Group is in compliance with all applicable Laws relating to any outsourced or temporary labor contracts between any member of the Company Employment Group and other third parties or individuals and no such contract deems any member of the Company Employment Group as the employer of such individuals for purposes of applicable Laws. The Company Employment Group is and has been in compliance with the terms of all employment agreements or other employment-related contracts in all material respects.

(c) As of the date hereof, there are no Actions against any member of the Company Employment Group pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the employment or termination of employment of any current or former employee, applicant, consultant, volunteer, intern, or independent contractor of the Company Employment Group, including, without limitation, any charge, investigation or claim relating to unfair labor practices, grievances under any applicable collective bargaining agreement, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, human rights, pay equity, accessibility, language, immigration, wages, hours, overtime compensation, employment or labor standards, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment-related matter arising under applicable Laws.

(d) There have been no “mass layoffs” or “plant closings” (as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) and any similar state or local laws) in connection with the Company Employment Group at any time during the period six (6) months prior to the date hereof, except in compliance with the WARN Act and any other similar state, local or other law, and the Company Employment Group has provided any required notice to employees and other entities thereunder. In the past ninety (90) days, no employee of any member of the Company Employment Group has suffered an “employment loss” as such term is defined in the WARN Act. The consummation of the transactions contemplated hereby will not create liability for any act by any member of the Company Employment Group on or prior to the Closing under the WARN Act or any other Law respecting reductions in force or the impact on employees on plant closings or sales of businesses.

(e) As of the date hereof, there are no outstanding levies, assessments and penalties made against any member of the Company Employment Group pursuant to any applicable worker’s compensation statutes.

(f) Except as set forth on Company Disclosure Schedule 4.18(f), as of the date hereof, no officer or Senior Management Employee of the Company Employment Group has given notice that such employee intends to terminate his or her employment.

(g) With respect to the Company Employees, no member of the Company Employment Group is a party to or bound by any collective bargaining agreement applicable to any Company Employees, nor, to the Knowledge of the Company, is any such Contract being negotiated by or on behalf of any member of the Company Employment Group as of the date hereof. During the thirty-six (36) months prior to the date of this Agreement, there have not been, and there are not pending or, to the Knowledge of the Company, threatened, any strike, picketing, boycott, work stoppage, slowdown, charge or complaint of unfair labor practice or employment discrimination or, to the Knowledge of the Company, union or other labor organizational activity.

Section 4.19 Employee Benefits.

(a) There are no Company Benefit Plans, and no member of the Company Group has any Liability with respect to any Benefit Plan (including with respect to any unfunded Liability).

(b) With respect to each such Sinclair Benefit Plan, the Company Group has made available to HEP, to the extent applicable, (i) a copy of such Sinclair Benefit Plan (or a description, if such plan is not written) and all amendments thereto, and, to the extent applicable, and (ii) the current prospectus or summary plan description, including all amendments or summaries of material modification thereto. The Company Group has made available to HEP copies of all employee handbooks and policies applicable to Company Employees.

(c) Neither Sinclair HoldCo nor any member of the Company Group, nor any of their respective ERISA Affiliates, sponsors, maintains or contributes to, and no Sinclair Benefit Plan is, (i) a plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (v) a “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code, (vi) a Benefit Plan that provides post-termination or retiree medical or other welfare benefits to any Person for any reason (other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, or any similar state Laws, and at the sole expense of such Person).

(d) Each Sinclair Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code has received a favorable and current determination letter from the IRS or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Sinclair Benefit Plan and the related trust are qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, respectively, each such determination remains in effect and has not been revoked, and nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Sinclair Benefit Plan or cause the imposition of any tax or other Liability under ERISA, the Code or any other applicable Law.

(e) Except as set forth in on Company Disclosure Schedule 4.19(e), neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or in combination with any other additional or subsequent event, including a termination of employment) will (i) result in any compensation or benefits (including any bonus, retention, change in control or severance compensation or benefits) of any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) or any of their beneficiaries becoming due, vested, funded (through a grantor trust or otherwise), payable, accelerated or increased, or in any forgiveness of indebtedness, (ii) result in any other obligation or Liability pursuant to any Sinclair Benefit Plan or otherwise with respect to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company ) or (iii) after giving effect to any executed 280G Waivers and any 280G Approval actually attained (as described in Section 6.7 hereof), result in “excess parachute payments” within the meaning of Section 280G(b) of the Code, without giving effect to any payments (other than any “Severance Benefits” (as defined in and pursuant to the terms of the applicable Severance Plan (as defined in the Business Combination Agreement)) made by HEP or any of its Affiliates following the Closing to the extent such payments are not disclosed to Sinclair HoldCo. No member of the Company Group has any obligation to gross up, indemnify, or otherwise reimburse any Person for any excise taxes, interest, or penalties incurred under Section 409A or Section 4999 of the Code.

Section 4.20 Insurance.

Company Disclosure Schedule 4.20 sets forth a list of all material insurance policies with coverage periods inclusive of the date hereof with respect to the properties, assets or business of the Company and the Company Subsidiaries (the “Insurance Policies”). For avoidance of doubt, the term “Insurance Policies” shall not include any insurance policies with coverage periods that expired prior to the date hereof. All of the Insurance Policies are valid and in full force and effect, and all premiums due and payable thereon have been paid in full. Except as set forth on Company Disclosure Schedule 4.20, neither the Company nor any Company Subsidiary has received a written notice of cancellation or non-renewal of any Insurance Policy, nor, to the Knowledge of the Company, is the termination of any Insurance Policy threatened. Except as set forth on Company Disclosure Schedule 4.20, there are no material claims pending under any Insurance Policies as to which coverage has been denied or disputed by the insurer or in respect of which the insurer has reserved its rights. Except as set forth on Company Disclosure Schedule 4.20, none of the Insurance Policies is subject to any self-insurance arrangements, and no member of the Company Group has or is party to any self-insurance obligations, other than customary deductibles and retentions shown on the face of the Insurance Policies.

Section 4.21 Powers of Attorney.

Company Disclosure Schedule 4.21 sets forth a list of all powers of attorney executed on behalf of any member of the Company Group.

Section 4.22 Affiliate Transactions.

Except for (a) employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business (but not including obligations or payments (including premium payments with respect to insurance policies) required to be made by members of the Company Group pursuant to any Sinclair Benefit Plan which shall be deemed to be Sinclair Affiliate Contracts hereunder), (b) the Transaction Documents, (c) as set forth on Company Disclosure Schedule 4.22 (all of which arrangements have been made available in writing to HEP), (d) insurance policies of the Company Group, and (e) Contracts exclusively among the members of the Company Group, no member of the Company Group is a party to any Contract with (i) any current or former executive officer or director of any member of the Company Group or any of their respective family members, (ii) any equity holder of Sinclair HoldCo, the Company or any member of the Company Group or (iii) any Affiliate of the Company (collectively, “Sinclair Affiliate Contracts”).

Section 4.23 Anti-Corruption.

No member of the Company Group, nor any of their respective directors, managers or officers, nor, to the Knowledge of the Company, any of their respective agents, employees, representatives, consultants or any other Person acting for or on behalf of the foregoing (individually and collectively), has, directly or indirectly, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors, services, entertainment and travel expenses or other illicit payments to (a) any governmental official, candidates or members of political parties or organizations or other Persons, in violation of any applicable Law, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, any Laws prohibiting commercial bribery or any other applicable anti-corruption Laws, or (b) any Person for the purpose of influencing any act or decision of any government official or inducing any governmental official to act or fail to act in violation of such government official’s duties. The Midstream Business is and has been operated in compliance in all material respects with all applicable export and/or import, sanction, anti-bribery and anti-money laundering Laws, and, during the three (3) years prior to the date of this Agreement, no member of the Company Group has received written notice of or, to the Knowledge of the Company, has been under investigation with respect to, any claimed material noncompliance with such Laws or binding Order of any Governmental Authority on the part of any member of the Company Group.

Section 4.24 Brokers.

Except for Tudor, Pickering, Holt & Co., no broker, finder, investment banker or other agent is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions for which any member of the Company Group would have any Liability.

Section 4.25 Company Reorganization.

Immediately prior to the execution of this Agreement, Sinclair HoldCo has undertaken or will undertake various company restructuring transactions pursuant to the Reorganization Agreement. Sinclair HoldCo has made available to HEP true and correct copies of all agreements, documents, schedules and certificates contemplated by the Reorganization Agreement or related to the Company Reorganization.

Section 4.26 Board Approval.

The board of directors of Sinclair HoldCo has duly and unanimously adopted resolutions (i) determining that the terms of this Agreement and Contemplated Transactions are advisable and in the best interests of its shareholders and Sinclair HoldCo, and (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

Section 4.27 Company’s Investigation.

Each of Sinclair HoldCo and the Company has conducted its own independent investigation, review and analysis of HEP and its business operations and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of HEP for such purpose. Each of Sinclair HoldCo and the Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, it has relied solely on its own investigation and the express representations and warranties of HEP in Article 5 and the corresponding representations and warranties set forth in the HEP Officer’s Certificate and (b) neither HEP nor any other Person has made any representation or warranty as to HEP, or this Agreement, except as expressly set forth in Article 5 and the HEP Officer’s Certificate and neither Sinclair HoldCo nor the Company has relied on any information other than the express representations and warranties of HEP in Article 5 and the corresponding representations and warranties set forth in the HEP Officer’s Certificate. Without limiting the generality of the foregoing, each of Sinclair HoldCo and the Company acknowledges, on behalf of itself and its Affiliates, that neither HEP nor any of its Affiliates or Representatives makes any representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this (i) Agreement, (ii) the Contemplated Transactions, (iii) the Transaction Documents, (iv) the assets of HEP, (v) the Liabilities of HEP, (vi) the HEP Common Units, (vii) the condition, prospects or performance (financial or otherwise) of, or any other matter involving, the business, the assets or the Liabilities of HEP, (viii) any projection, estimate or budget delivered or made available to Sinclair HoldCo or the Company or any of its Affiliates or their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), future performance or future capacity, or (ix) any other information provided or made available to Sinclair HoldCo or the Company or any of its Affiliates or Representatives with respect to the HEP Common Units, the business, the assets, the Liabilities or the operations of HEP, except as expressly set forth in the representations and warranties made by HEP in Article 5 and the corresponding representations and warranties set forth in the HEP Officer’s Certificate.

Section 4.28 Takeover Laws.

The Contemplated Transactions are not subject to any applicable anti-takeover provisions related to business combinations in Wyoming or Delaware, or any other no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (“Takeover Laws”) as they relate to any member of the Company Group or any similar provision in any member of the Company Group’s organizational documents.

Section 4.29 Regulatory Status.

(a) With respect to each interstate pipeline system owned or operated by a member of the Company Group, such member is in material compliance with (i) the applicable provisions of the Interstate Commerce Act, and (ii) all applicable rules, regulations and orders of the Federal Energy Regulatory Commission (“FERC”) and any state public utility commission having jurisdiction over any of such member’s business, operations or assets. Each member of the Company Group has duly filed all forms and reports required to be filed by or with respect to such Person (and its business, operations or assets) with the FERC and any state public utility commission having jurisdiction over any of such Person’s business, operations or assets, and such forms and reports have been prepared in accordance with applicable Laws, except where the failure to duly file such forms and reports would not reasonably be expected to result in material Liability to the Company Group.

(b) Other than the pipelines specified on Company Disclosure Schedule 4.29(b)-1, and Company Disclosure Schedule 4.29(b)-2 no member of the Company Group owns, operates, or leases any pipeline, pipeline system, storage facility, or capacity that provides transportation services that are subject to the jurisdiction of (i) the FERC pursuant to the Interstate Commerce Act, and the regulations promulgated thereunder, or (ii) any state or local regulatory entity with respect to rates, terms and conditions of service, or access to facilities. Company Disclosure Schedule 4.29(b)-2 specifies the pipelines, pipeline systems, storage facilities and capacity that is owned, operated, or leased by a member of the Company Group for which a temporary request for waiver of the tariff filing and reporting requirements of Sections 6 and 20 of the Interstate Commerce Act has been granted by FERC (each a “FERC Waiver”). With respect to each FERC Waiver, (x) such FERC Waiver is in full force and effect and no material Proceeding is pending, or to the Knowledge of the Company, threatened to revoke or limit such FERC Waiver, (y) the Company Group is, and has been during the thirty-six (36) months prior to the date of this Agreement, in material compliance with such FERC Waiver, and (z) no member of the Company Group has received any written notice stating that the Company Group is in material violation of any FERC Waiver.

Section 4.30 Disclaimer of Other Representations and Warranties.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4 (OR IN THE CORRESPONDING REPRESENTATIONS AND WARRANTIES SET FORTH IN THE SINCLAIR HOLDCO OFFICER’S CERTIFICATE), (A) NONE OF THE COMPANY OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES, AND HEP WAIVES, ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO (I) THIS AGREEMENT, (II) THE CONTEMPLATED TRANSACTIONS, (III) THE TRANSACTION DOCUMENTS, (IV) THE ASSETS OF THE COMPANY GROUP (INCLUDING THE SINCLAIR REAL PROPERTY, THE FACILITIES (OR CAPACITY THEREOF), TANGIBLE PERSONAL PROPERTY AND BUSINESS INTELLECTUAL PROPERTY RIGHTS), (V) THE LIABILITIES OF THE COMPANY GROUP, (VI) THE SHARES AND THE COMPANY LLC INTERESTS, (VII) THE CONDITION, PROSPECTS OR PERFORMANCE (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE BUSINESS, THE ASSETS OR THE LIABILITIES OF THE COMPANY GROUP, (VIII) ANY PROJECTION, ESTIMATE OR BUDGET DELIVERED OR MADE AVAILABLE TO HEP OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS, FUTURE FINANCIAL

CONDITION (OR ANY COMPONENT THEREOF) FUTURE PERFORMANCE OR FUTURE CAPACITY, OR (IX) ANY OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO HEP OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE SHARES AND THE COMPANY LLC INTERESTS, THE BUSINESS, THE ASSETS, THE LIABILITIES OR THE OPERATIONS OF THE COMPANY GROUP, AND (B) ALL OF THE ASSETS TO BE TRANSFERRED OR THE LIABILITIES TO BE ASSUMED OR TRANSFERRED, DIRECTLY OR INDIRECTLY, IN ACCORDANCE WITH THIS AGREEMENT SHALL BE TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” AND “WITH ALL KNOWN AND UNKNOWN FAULTS” BASIS, AND (C) ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FAILURE OF AN ESSENTIAL PURPOSE, CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, OR OTHERWISE ARE EXPRESSLY DISCLAIMED BY THE COMPANY AND SINCLAIR HOLDCO AND ARE WAIVED BY HEP. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, FINANCIAL OR OTHER PROJECTIONS, AS WELL AS ANY OTHER INFORMATION, DOCUMENTS OR OTHER MATERIALS (INCLUDING ANY SUCH MATERIALS CONTAINED IN ANY “DATA ROOM” OR REVIEWED BY HEP OR ANY OF ITS AFFILIATES OR REPRESENTATIVES) OR MANAGEMENT PRESENTATIONS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED TO HEP OR ANY OF ITS AFFILIATES OR REPRESENTATIVES ARE NOT AND WILL NOT BE DEEMED TO BE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES AND NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE FOREGOING EXCEPT AS MAY BE EXPRESSLY SET FORTH IN THIS AGREEMENT.

Section 4.31 No Other Representations.

Notwithstanding anything to the contrary in this Agreement, neither Sinclair HoldCo nor the Company makes any representation or warranty in any provision of this Agreement, the Company Disclosure Schedules or otherwise, other than those representations and warranties expressly set forth in this Article 4 (subject to the limitations in this Section 4.31). In addition, notwithstanding the generality of any other representations and warranties in this Agreement:

(a) the representations and warranties in Section 4.14 are Sinclair HoldCo’s and the Company’s exclusive representations and warranties with respect to compliance with Environmental Laws;

(b) the representations and warranties in Section 4.17 and Section 4.19 are Sinclair HoldCo’s and the Company’s exclusive representations and warranties with respect to compliance with Tax Laws;

(c) the representations and warranties in Section 4.18 and Section 4.19 are Sinclair HoldCo’s and the Company’s exclusive representations and warranties with respect to compliance with Laws relating to ERISA, employee benefit and compensation, and labor and employment matters; and

(d) the representations and warranties set forth in Section 4.23 are Sinclair HoldCo’s and the Company’s exclusive representations with respect to compliance with anti-corruption Laws.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF HEP

Except as set forth in the HEP Disclosure Schedules, HEP represents and warrants to the Company and Sinclair HoldCo:

Section 5.1 Organization.

(a) Each of HEP and its Significant Subsidiaries is duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of its jurisdiction of organization or incorporation, and has the requisite power and authority to own, lease and operate its properties and carry on its businesses as conducted on the date hereof, except where the failure to be in good standing or to have such power and authority would not have or not reasonably be expected to have a HEP Material Adverse Effect.

(b) Each of the HEP Entities is duly qualified, licensed or registered, as applicable, to do or transact business under the Laws of all jurisdictions in which such qualification, license or registration, as applicable, is required, except for those jurisdictions where the failure to be so qualified, licensed or registered, as applicable, would not have or not reasonably be expected to have a HEP Material Adverse Effect.

Section 5.2 Authority; Binding Effect.

(a) HEP has the requisite partnership power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by all required partnership action on the part of HEP, and no other partnership proceedings on the part of HEP or the HEP General Partner are necessary to authorize this Agreement or the consummation of the Contemplated Transactions.

(b) This Agreement has been duly executed and delivered by HEP, and assuming the due authorization, execution and delivery of this Agreement by the Company and Sinclair HoldCo, this Agreement constitutes a legal, valid and binding obligation of HEP, enforceable against HEP in accordance with its terms, except as enforcement may be limited by the Equitable Exceptions.

(c) As of the date hereof, the HEP General Partner has (i) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of the HEP Common Unitholders and HEP and (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions.

Section 5.3 Non-Contravention.

The execution, delivery and performance of this Agreement by HEP and the consummation of the Contemplated Transactions, do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of any HEP Entity, (b) result in the breach or violation of, constitute a default under, or give rise to any right of termination, cancellation, modification, revocation, suspension or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any HEP Entity under any HEP Material Contract or HEP Lease, result in the creation or the imposition of any Encumbrance (other than Permitted Encumbrances) on any of the assets of any HEP Entity, or give rise to or result in the termination, cancellation, modification, acceleration, revocation or suspension of any Permit used by or required for the ongoing operation of, any HEP Entity, or (c) violate any Law applicable to any HEP Entity, or any Order against any HEP Entity, except with respect to clauses (b) and (c) for any violation, breach, default, termination, cancellation, acceleration, modification, revocation or suspension that would not have or not reasonably be expected to have a HEP Material Adverse Effect.

Section 5.4 Governmental Consents and Approvals.

The execution and delivery of this Agreement by HEP and the performance of HEP’s obligations hereunder and the consummation of the Contemplated Transactions, do not and will not require any advance filing with, or clearance, consent or approval of, any Governmental Authority, except for (a) those filings required under the HSR Act and (b) any filings, clearances, consents or approvals, the failure of which to effect or obtain would not have or not reasonably be expected to have a HEP Material Adverse Effect.

Section 5.5 Capitalization of HEP.

(a) As of the date hereof, the issued and outstanding limited partner interests or other equity interests of HEP consist of (i) 105,440,201 HEP Common Units issued and outstanding, (ii) no subordinated units of HEP are issued and outstanding, (iii) a non-economic general partner interest which is held by HEP Logistics Holdings, L.P., the sole general partner of which is HollyLogistics Services, L.L.C. (the “HEP General Partner”), (iv) 290,738 HEP Common Units subject to outstanding phantom units of HEP, (v) 66,591 HEP Common Units subject to outstanding performance units of HEP (assuming, if applicable, achievement of the applicable performance measures at the target level) and (vi) 857,959 HEP Common Units reserved for issuance upon a grant under the HEP Plan.

(b) HEP General Partner is the sole general partner of HEP Logistics Holdings, L.P., which, in turn, is the sole general partner of HEP. All of the outstanding equity interests of HEP are duly authorized and validly issued, fully paid and non-assessable (to the extent applicable) and not subject to any preemptive rights except as set forth in the organizational documents of HEP. The HEP Common Units comprising the Sinclair Partnership Interest Consideration, when issued in accordance with the terms hereof, will be validly issued and not subject to preemptive rights. The HEP Common Units comprising the Sinclair Partnership Interest Consideration, when issued in accordance with the terms hereof, will be issued in compliance in all material respects with applicable Laws. Except as set forth on HEP Disclosure Schedule 5.5(b), or as identified in the HEP SEC Documents filed or furnished on or prior to the date of this Agreement, and except for changes after the date hereof in compliance with Section 6.6(b)(i), there are no outstanding or authorized limited partner interests or other equity securities of HEP, options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to the limited partner interests or other equity securities of HEP requiring the issuance, delivery or sale of limited partner interests or other equity securities of HEP. HEP has no outstanding bonds, debentures, notes or other indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to HEP. There are no Contracts to which HEP is a party or by which HEP is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in HEP or (y) vote or dispose of any equity or voting interest in HEP. To the Knowledge of HEP, there are no irrevocable proxies and no voting agreements with respect to any equity or voting interest in the HEP General Partner, HEP or any Significant Subsidiary. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any equity or voting interest in HEP.

Section 5.6 Subsidiaries; Equity Ownership.

(a) All Significant Subsidiaries of HEP and their respective jurisdictions of organization are identified in the HEP SEC Documents. Except as set forth on HEP Disclosure Schedule 5.6(a), each Significant Subsidiary is directly owned of record by HEP or a Subsidiary of HEP, free and clear of any Encumbrances other than (i) the Permitted Encumbrances, (ii) transfer restrictions imposed by federal and state securities Laws and (iii) any transfer restrictions contained in the organizational documents of such Significant Subsidiary. There are no other equity securities of any Significant Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to the equity securities of any Significant Subsidiary or requiring the issuance, delivery or sale of any equity security of any Significant Subsidiary. Except as set forth on HEP Disclosure Schedule 5.6(a) and as identified in the HEP SEC Documents, no Significant Subsidiary has any authorized or outstanding bonds, debentures, notes or other Indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to such Significant Subsidiary. There are no Contracts to which HEP or any Significant Subsidiary is a party or by which HEP or any Significant Subsidiary is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in, any Significant Subsidiary or (y) vote or dispose of any equity or voting interest in, any Significant Subsidiary.

(b) Except as set forth on HEP Disclosure Schedule 5.6(b), each Subsidiary of HEP is wholly owned directly or indirectly by HEP.

(c) Except as set forth on HEP Disclosure Schedule 5.6(c), neither HEP nor any Significant Subsidiary owns, directly or indirectly, any capital stock of, or equity ownership or voting interest in, any Person (other than a Significant Subsidiary).

(d) Except as set forth on HEP Disclosure Schedule 5.6(d), as of the Closing Date, HEP shall own, directly or indirectly, all of the outstanding equity interests in each Significant Subsidiary free and clear of all Encumbrances, other than (i) Permitted Encumbrances, (ii) transfer restrictions imposed by federal and state securities Laws and (iii) any transfer restrictions contained in the organizational documents of such Significant Subsidiary, none of which apply to the Contemplated Transactions.

Section 5.7 Absence of Changes.

Except as explicitly set forth in this Agreement, (a) since June 30, 2021 through the date of this Agreement the HEP Entities have been operated in the ordinary course of business in all material respects, and (b) since June 30, 2021 there has not been any event, occurrence, fact, condition or change that has had or would reasonably be expected to have a HEP Material Adverse Effect.

Section 5.8 Real Property.

(a) The applicable HEP Entity has good and marketable fee simple title to each of the material parcels or tracts of real property identified, recorded or reflected in the HEP Financial Statements (the “HEP Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances, except where the failure of such HEP Entity to have such good and marketable fee simple title has not had and would not reasonably be expected to have a HEP Material Adverse Effect. The applicable HEP Entity has a good and valid leasehold interest in each of the material leased or subleased real properties identified, recorded or reflected in the HEP Financial Statements (the “HEP Leased Real Property”) pursuant to a lease or sublease agreement (each, a “HEP Lease,” and collectively, the “HEP Leases”), free and clear of all Encumbrances, except Permitted Encumbrances, except where the failure of such HEP Entity to have such good and valid leasehold interest has not had and would not reasonably be expected to have a HEP Material Adverse Effect.

(b) As of the date hereof, no HEP Entity is in breach beyond applicable notice and cure periods in any material respect under any HEP Lease or HEP Easement to which any such HEP Entity is a party that is material to the operation of the business of the HEP Entities, except for such breaches that have not had and would not reasonably be expected to have a HEP Material Adverse Effect. All of the HEP Leases and HEP Easements that are material to the operation of the business of the HEP Entities are, to the Knowledge of HEP and subject to the Equitable Exceptions, valid and in full force and effect as of the date hereof, and are the legal and binding obligation of the HEP Entity party thereto, enforceable against such HEP Entity and, to the Knowledge of HEP, the counterparty thereto in accordance with its terms, except where the failure of such HEP Lease or HEP Easement to be valid and in full force and effect, the legal and binding obligation of such HEP Entity or enforceable against such HEP Entity or the counterparty thereto, has not had and would not reasonably be expected to have a HEP Material Adverse Effect.

(c) The assets and rights of the HEP Entities include all of the material easements, rights-of-way, servitudes and similar rights and agreements used by the HEP Entities in the conduct of the business of the HEP Entities in the twelve (12) months prior to the date of this Agreement (each, a “HEP Easement,” and collectively, the “HEP Easements”), except where the failure of the HEP Entities to have or hold a HEP Easement has not had and would not reasonably be expected to have a HEP Material Adverse Effect, and no HEP Entity has received any written notice or claim that it does not possess any HEP Easement, the failure of which to possess would have or reasonably be expected to have a HEP Material Adverse Effect. With respect to each HEP

Easement, the applicable HEP Entity has a good and valid easement interest therein, free and clear of all Encumbrances, except Permitted Encumbrances, except where the failure of such HEP Entity to have such good and valid easement interest therein has not had and would not reasonably be expected to have a HEP Material Adverse Effect.

Section 5.9 Material Contracts.

(a) HEP Disclosure Schedule 5.9, together with the Contracts identified on the list of exhibits to the HEP SEC Documents, sets forth, as of the date hereof, any Contract that would be required to be filed by HEP as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Exchange Act (the “HEP Material Contracts”).

(b) (i) Each HEP Material Contract is valid and binding on each HEP Entity that is a party thereto and, to the Knowledge of HEP, each other party thereto, and is in full force and effect, (ii) no HEP Entity is in breach of, or default under, any HEP Material Contract, (iii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default (or has constituted such breach or default) under such HEP Material Contract on the part of the applicable HEP Entity, nor to the Knowledge of HEP, on the part of the other party thereto, except where the failure of such HEP Material Contract to be valid and binding would not have or reasonably be expected to have, or for such breaches or defaults that would not have or not reasonably be expected to have, a HEP Material Adverse Effect.

Section 5.10 Intellectual Property Rights; Privacy.

Except where the failure of such representation to be true and correct would not have or not reasonably be expected to have a HEP Material Adverse Effect:

(a) The HEP Entities own or have rights to use all material HEP Intellectual Property Rights, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. To the Knowledge of HEP, no other Intellectual Property Rights other than the HEP Intellectual Property Rights are necessary to conduct the business of the HEP Entities in substantially the same manner as conducted as of the date hereof. The consummation of the transactions will not result in the loss or impairment of the HEP Entities’ right to own, use or hold for use any HEP Intellectual Property Rights as owned, used or held for use in the conduct of the business as conducted in the twelve (12) months prior to the date of this Agreement.

(b) To the Knowledge of HEP, neither the HEP Entities’ business as conducted as of the date hereof nor the HEP Entities’ business as conducted during the thirty-six (36) months immediately prior to the date hereof infringes on, misappropriates or otherwise violates any Intellectual Property Rights of any third Person in any material respect. As of the date hereof, there is no Action pending or, to the Knowledge of the HEP, threatened against any of the HEP Entities with respect to the alleged infringement or misappropriation by the HEP Entities of any material Intellectual Property Rights of any third Person. As of the date hereof, no Person has asserted to the HEP Entities any written objection or claim with respect to the ownership, validity or enforceability of, or the right of the HEP Entities to exercise, sell or license, any material Owned HEP Intellectual Property Rights.

(c) To the Knowledge of HEP, as of the date hereof, no Person is infringing on, misappropriating or otherwise violating the Owned HEP Intellectual Property Rights.

(d) To the Knowledge of HEP, no Open Source is or has been used in any material HEP Software in a manner which will result in an obligation for the HEP Entities to disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any material HEP Software or material Owned HEP Intellectual Property Rights.

(e) The HEP Entities have taken reasonable measures to protect the integrity of the HEP Systems owned or controlled by the HEP Entities, including reasonable measures related to back-ups, disaster recovery and business continuity, as well as reasonable tools and processes to protect the HEP Systems owned or controlled by the HEP Entities from defects, bugs, viruses and other such corruptants.

(f) To the Knowledge of the HEP, in the thirty-six (36) months immediately prior to the date hereof, there has not been any material (x) failure, outage or substandard performance with respect to the HEP Systems owned or controlled by the HEP Entities or (y) security breach of, or other unauthorized access to, any HEP Systems owned or controlled by the HEP Entities (including any material breach of Personal Information stored or processed thereon).

(g) To the Knowledge of HEP, the HEP Entities are in material compliance with all applicable Laws, the HEP Entities’ website privacy policies and contractual obligations, in each case with respect to the collection, use, storage, sharing or transfer of Personal Information by the HEP Entities preceding the Closing Date. The HEP Entities have reasonable safeguards in place designed to protect Personal Information in its possession or under its control against loss, theft, misuse or unauthorized disclosure, and to the Knowledge of HEP, the HEP Entities have not received any written notice of any claims of, or been charged with, the violation of any Laws concerning the collection, use, storage, sharing or transfer of Personal Information.

Section 5.11 Assets of the HEP Entities.

Except for (i) Permitted Encumbrances, (ii) property or HEP Leases disposed of or terminated in the ordinary course of business since June 30, 2021, and (iii) HEP Intellectual Property Rights, which are the subject of Section 5.10, as of the date hereof, except as set forth on HEP Disclosure Schedule 5.11, the HEP Entities have good and valid title to, or, in the case of leased tangible personal property or HEP Leases, valid leasehold interests in, all real property and tangible personal property reasonably required for the conduct of the business of the HEP Entities in substantially the same manner as conducted as of the date hereof or recorded or reflected in the HEP Financial Statements as owned or leased by the HEP Entities, except, in each case, as would not have or not reasonably be expected to have a HEP Material Adverse Effect.

Section 5.12 Compliance with Laws.

Each HEP Entity is, and during the thirty-six (36) months prior to the date of this Agreement has been, in compliance with all Laws applicable to such HEP Entity or its assets, except (a) as disclosed in any HEP SEC Documents or (b) where the failure to comply with such Laws would not have or not reasonably be expected to have a HEP Material Adverse Effect. During the thirty-six (36) months prior to the date of this Agreement, no HEP Entity has received written notice of or, to the Knowledge of HEP, has been under investigation with respect to, any claimed material noncompliance with such Laws or binding Order of any Governmental Authority on the part of any HEP Entity, except where such noncompliance would not have or not be reasonably expected to have a HEP Material Adverse Effect.

Section 5.13 Environmental Matters.

Except as specified on HEP Disclosure Schedule 5.13, as disclosed in any HEP SEC Document filed or furnished on or prior to the date of this Agreement or for matters that would not have or not reasonably be expected to have a HEP Material Adverse Effect:

(a) To the Knowledge of HEP, there has been no Release of Hazardous Material at any HEP Owned Real Property or real property subject to a HEP Lease in connection with the operation of the business of the HEP Entities for which remedial or corrective action is presently required under applicable Environmental Laws.

(b) The HEP Entities are and, during the time periods specified pursuant to all applicable statutes of limitations, have been in compliance with applicable Environmental Laws (including holding all required Environmental Permits) and required Environmental Permits.

(c) As of the date hereof, the HEP Entities have not received any Environmental Notice the substance of which remains pending or unresolved.

(d) As of the date hereof, no Proceeding is pending against, or, to the Knowledge of HEP, is threatened in writing against, the HEP Entities pursuant to or relating to applicable Environmental Laws or Environmental Permits.

(e) The HEP Entities (or any predecessor thereof) have not transported or arranged for the treatment, storage, handling, disposal, recycling or transportation of any Hazardous Material to any off-site location which has or could reasonably be expected to result in Liability of the HEP Entities under Environmental Laws.

(f) The HEP Entities are not subject to any currently effective Order issued by any Governmental Authority under any Environmental Laws.

Section 5.14 Certain Proceedings.

(a) As of the date hereof, no Proceeding is pending or, to the Knowledge of HEP, threatened against any HEP Entity or any portion of their respective properties or assets (including any of the HEP Real Property), that (i) would (if determined in a manner adverse to such HEP Entity, as applicable) reasonably be expected to have a HEP Material Adverse Effect, or (ii) would reasonably be likely to restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement, or the carrying out of this Agreement and the Contemplated Transactions.

(b) No HEP Entity is subject to any outstanding Order relating to the conduct of the business of such HEP Entity that would reasonably be expected to have a HEP Material Adverse Effect.

Section 5.15 Permits.

Except as would not have or not reasonably be expected to have a HEP Material Adverse Effect: (a) the HEP Entities hold or have applied for all Permits that are necessary for the operation of the business of the HEP Entities in substantially the same manner as such business has been operated during the twelve (12) month period prior to the date of this Agreement; (b) all such Permits are in full force and effect and no Proceeding is pending, or to the Knowledge of HEP, threatened to revoke or limit any such Permit or application; (c) the HEP Entities are, and have been during the thirty-six (36) months prior to the date of this Agreement, in compliance with all Permits; and (d) during the thirty-six (36) month period prior to the date of this Agreement, no HEP Entity has received any written notice stating that the HEP Entities are in violation of any Permit.

Section 5.16 Tax Treatment.

No HEP Entity is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Sinclair Contribution from qualifying for the Intended Tax Treatment.

Section 5.17 Employee Matters; Employee Benefits. Except as described in the HEP SEC Documents filed or furnished on or prior to the date of this Agreement, the HEP Entities have no employees and do not sponsor, maintain or, contribute to any Benefit Plans and have no Liabilities, contingent or otherwise, under any Benefit Plans, including any controlled group liability under Title IV of ERISA.

Section 5.18 Anti-Corruption.

No HEP Entity, nor any of their respective directors, managers or officers, nor, to the Knowledge of HEP, any of their respective agents, employees, representatives, consultants or any other Person acting for or on behalf of the foregoing (individually and collectively) has, directly or indirectly, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors, services, entertainment and travel expenses or other illicit payments to (a) any governmental official, candidates or members of political parties or organizations or other Persons, in violation of any applicable Law, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, any Laws prohibiting commercial bribery or any other applicable anti-corruption Laws or (b) any Person for the purpose of influencing any act or decision of any government official or inducing any governmental official to act or fail to act in violation of such government official’s duties, in each case, except to the extent that any such violation of applicable Law would not have or not reasonably be expected to have a HEP Material Adverse Effect.

Section 5.19 Brokers.

No broker, finder, investment banker or other agent retained by HEP is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions for which the Company or Sinclair HoldCo would have any Liability.

Section 5.20 HEP’s Investigation.

HEP has conducted its own independent investigation, review and analysis of the Company Group and its business operations and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose. HEP acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, HEP has relied solely on its own investigation and the express representations and warranties of the Company in Article 4 and the corresponding representations and warranties set forth in the Sinclair HoldCo Officer’s Certificate and (b) neither the Company nor any other Person has made any representation or warranty as to the Company Group, or this Agreement, except as expressly set forth in Article 4 and the Sinclair HoldCo Officer’s Certificate and HEP has not relied on any information other than the express representations and warranties of the Company in Article 4 and the corresponding representations and warranties set forth in the Sinclair HoldCo Officer’s Certificate. Without limiting the generality of the foregoing, HEP acknowledges, on behalf of itself and its Affiliates, that none of the Company, Sinclair HoldCo or any of their respective Affiliates or Representatives makes any representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this (i) Agreement, (ii) the Contemplated Transactions, (iii) the Transaction Documents, (iv) the assets of the Company Group (including the Sinclair Real Property, the Facilities (or capacity thereof), tangible personal property and Business Intellectual Property Rights), (v) the Liabilities of the Company Group, (vi) the Shares and the Company LLC Interests, (vii) the condition, prospects or performance (financial or otherwise) of, or any other matter involving, the business, the assets or the Liabilities of the Company Group, (viii) any projection, estimate or budget delivered or made available to HEP, or any of its Affiliates or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), future performance or future capacity, or (ix) any other information provided or made available to HEP or any of its Affiliates or Representatives with respect to the Shares and the Company LLC Interests, the business, the assets, the Liabilities or the operations of the Company Group, except as expressly set forth in the representations and warranties made by the Company in Article 4 and the corresponding representations and warranties set forth in the Sinclair HoldCo Officer’s Certificate.

Section 5.21 SEC Documents.

(a) HEP has filed with or furnished to the Commission on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the Commission by HEP on or after January 1, 2020 (all such documents filed or furnished, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “HEP SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the HEP SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, including, in each case, the rules and regulations promulgated thereunder, and none of the HEP SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the HEP SEC Documents (the “HEP Financial Statements”) (i) have been prepared in a manner consistent with the books and records of the applicable HEP Entities, (ii) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Commission), (iii) comply as to form in all material respects with the published rules and regulations of the Commission with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the applicable HEP Entities as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the Commission. Since January 1, 2020, HEP has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, Commission rule or policy or applicable Law. The books and records of the HEP Entities have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) HEP has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to HEP, including its consolidated Subsidiaries, required to be disclosed in its periodic and current reports under the Exchange Act is made known to its chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of HEP have evaluated the effectiveness of HEP’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable HEP SEC Document, that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) HEP has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of HEP’s financial reporting and the preparation of HEP’s financial statements for external purposes in accordance with GAAP. HEP has disclosed, based on its most recent evaluation of HEP’s internal control over financial reporting prior to the date hereof, to HEP’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of HEP’s internal control over financial reporting which would reasonably be expected to adversely affect HEP’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in HEP’s internal control over financial reporting.

(e) Since January 1, 2020, (i) none of the HEP Entities nor, to the Knowledge of HEP, any director, officer, employee, auditor, accountant or Representative of the HEP Entities has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the HEP Entities or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the HEP Entities has engaged in questionable accounting or auditing practices and (ii) no attorney representing the HEP Entities, whether or not employed by HEP or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by any of the HEP Entities or any of their respective officers, directors, employees or agents to the HEP General Partner or any committee thereof or to any director or officer of any of the HEP Entities.

(f) There are no outstanding or unresolved comments in the comment letters received from the Commission staff with respect to the HEP SEC Documents. To the Knowledge of HEP, none of the HEP SEC Documents is subject to ongoing review or outstanding Commission comment or investigation.

(g) No HEP Entity is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among any HEP Entity on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, HEP or any of its Subsidiaries in HEP’s or such Subsidiary’s published financial statements or other HEP SEC Documents.

(h) HEP is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to HEP.

Section 5.22 Investment Company.

HEP is not, and immediately after the issuance and sale of the HEP Common Units pursuant to this Agreement HEP will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

Section 5.23 Form S-3.

HEP is eligible as of the date hereof, and, to the Knowledge of HEP, HEP will be eligible as of the Closing, in each case, to register the HEP Common Units comprising the Sinclair Partnership Interest Consideration for resale by Sinclair HoldCo, under a Registration Statement on Form S-3 promulgated under the Securities Act.

Section 5.24 Approval.

The board of directors of HEP General Partner, at a meeting duly called and held, has duly adopted resolutions (i) determining that the terms of this Agreement and Contemplated Transactions are advisable and in the best interests of the HEP Common Unitholders and HEP, and (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions. No approval of any holders of any limited partner interests in HEP is required in respect of this Agreement, the Contemplated Transactions or the issuance of the HEP Common Units comprising the Sinclair Partnership Interest Consideration.

The Conflicts Committee of HEP General Partner has granted “Special Approval” (as such term is defined in HEP’s limited partnership agreement) with respect to this Agreement and the Contemplated Transactions.

Section 5.25 Takeover Laws.

The Contemplated Transactions are not subject to any applicable Takeover Laws as they relate to HEP or any similar provision in HEP’s organizational documents.

Section 5.26 Disclaimer of Other Representations and Warranties.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CORRESPONDING REPRESENTATIONS AND WARRANTIES SET FORTH IN THE HEP OFFICER’S CERTIFICATE, NEITHER HEP NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES MAKES, AND EACH OF SINCLAIR HOLDCO AND EACH MEMBER OF THE COMPANY GROUP WAIVES, ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO (I) THIS AGREEMENT, (II) THE CONTEMPLATED TRANSACTIONS, (III) THE TRANSACTION DOCUMENTS, (IV) THE ASSETS OF THE HEP ENTITIES (INCLUDING THE HEP REAL PROPERTY, TANGIBLE PERSONAL PROPERTY AND HEP INTELLECTUAL PROPERTY RIGHTS), (V) THE LIABILITIES OF THE HEP ENTITIES, (VI) THE HEP COMMON UNITS, (VII) THE CONDITION, PROSPECTS OR PERFORMANCE (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE BUSINESS, THE ASSETS OR THE LIABILITIES OF THE HEP ENTITIES, (VIII) ANY PROJECTION, ESTIMATE OR BUDGET DELIVERED OR MADE AVAILABLE TO SINCLAIR HOLDCO OR THE COMPANY GROUP OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS, FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) FUTURE PERFORMANCE OR FUTURE CAPACITY, OR (IX) ANY OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO SINCLAIR HOLDCO, THE COMPANY GROUP OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE HEP COMMON UNITS, THE BUSINESS, THE ASSETS, THE LIABILITIES OR THE OPERATIONS OF THE HEP ENTITIES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, FINANCIAL OR OTHER PROJECTIONS, AS WELL AS ANY OTHER INFORMATION, DOCUMENTS OR OTHER MATERIALS (INCLUDING ANY SUCH MATERIALS CONTAINED IN ANY “DATA ROOM” OR REVIEWED BY ANY MEMBER OF THE COMPANY GROUP OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES) OR MANAGEMENT PRESENTATIONS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED TO ANY MEMBER OF THE COMPANY GROUP OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ARE NOT AND WILL NOT BE DEEMED TO BE REPRESENTATIONS OR WARRANTIES OF HEP OR ANY OF ITS AFFILIATES OR REPRESENTATIVES AND NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE FOREGOING EXCEPT AS MAY BE EXPRESSLY SET FORTH IN THIS AGREEMENT.

Section 5.27 No Other Representations.

Notwithstanding anything to the contrary in this Agreement, HEP makes no representation or warranty in any provision of this Agreement, the HEP Disclosure Schedules or otherwise, other than those representations and warranties expressly set forth in this Article 5 (subject to the limitations in this Section 5.27). In addition, notwithstanding the generality of any other representations and warranties in this Agreement:

(a) the representations and warranties in Section 5.13 are HEP’s exclusive representations and warranties with respect to compliance with Environmental Laws;

(b) the representations and warranties in Section 5.16 and Section 5.17 are HEP’s exclusive representations and warranties with respect to compliance with Tax Laws;

(c) the representations and warranties in Section 5.17 are HEP’s exclusive representations and warranties with respect to compliance with Laws relating to ERISA, employee benefit and compensation, and labor and employment matters; and

(d) the representations and warranties set forth in Section 5.18 are HEP’s exclusive representations with respect to compliance with anti-corruption Laws.

ARTICLE 6.

FURTHER AGREEMENTS

The Parties covenant and agree as follows:

Section 6.1 Efforts of the Parties.

(a) Subject to the terms and conditions of this Agreement, including Section 6.1(b) and Section 6.2, and the Business Combination Agreement in the case of the Business Combination, the Parties shall, as promptly as reasonably practicable, use reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary under applicable Laws or otherwise proper and advisable to consummate and make effective the Contemplated Transactions and the Business Combination.

(b) The Parties shall give notices to and use reasonable best efforts to obtain any consent, authorization or approval of any private third party (other than any Governmental Authority) that may be or become necessary in connection with this Agreement or the Business Combination Agreement and the performance of its obligations pursuant to this Agreement or the Business Combination Agreement.

Section 6.2 Regulatory Clearance.

(a) Each of the Parties shall, and shall cause each of its respective Affiliates to, (i) file any required Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act within fifteen (15) Business Days after the date of this Agreement; (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law; and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.2 to satisfy the Closing condition in Section 7.1(b) as soon as practicable, which reasonable best efforts shall include avoiding and eliminating any impediment under the HSR Act and any other Antitrust Law and refraining from taking actions that would reasonably be expected to delay the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and any other Antitrust Law. Without limiting the foregoing, the Parties shall request and shall use reasonable best efforts to obtain expiration or early termination of the waiting period under the HSR Act in connection with the Contemplated Transactions and the Business Combination as soon as practicable. In the event of a Woods Cross Refinery Divestiture Action (as defined in the Business Combination Agreement), HEP shall transfer to HFC all of HEP’s rights, title and interest in and to the Woods Cross Refinery Assets (as defined in the Business Combination Agreement); provided, however, that under no circumstances shall HEP be required to transfer any of its rights, title or interest in the SLC Pipeline or the Frontier Aspen Pipeline.

(b) Notwithstanding anything to the contrary set forth in this Agreement, HEP shall not have any obligation to, and Sinclair HoldCo or the Company may not without HEP’s written consent: (i) agree or commit to sell, divest, hold separate, or otherwise dispose of any particular asset, properties, category, equity interest, portion or part of an asset or business of HEP, the Company or their respective Subsidiaries (a “Divestiture Action”); (ii) terminate, modify, or assign existing relationships, Contracts, or obligations of HEP, the Company or their respective Subsidiaries; (iii) change or modify any course of conduct regarding future operations of HEP, the Company or their respective Subsidiaries; or (iv) otherwise take or commit to take any other action that would limit the freedom of action of HEP with respect to, or their ability to retain, one or more of its respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired as part of the Contemplated Transactions or the Business Combination, except as otherwise contemplated in the Business Combination Agreement; provided, however, if required to satisfy the closing conditions in Section 7.1(a) and Section 7.1(b) and cause the Closing to occur no later than the End Date, HEP shall agree to a Divestiture Action with respect to up to 50.1% of the aggregate equity interest in UNEV Pipeline LLC (a “UNEV Pipeline Divestiture Action”); provided, further, that HEP shall not be required to agree to or take any such UNEV Pipeline Divestiture Action that is not conditioned on, or that becomes effective prior to, the Closing. Anything in this Agreement notwithstanding, nothing in this Section 6.2 or otherwise in this Agreement shall require HEP to take or cause to be taken any Divestiture Action with respect to any asset, property, business or equity interest of HEP or any of its Subsidiaries. Notwithstanding anything in this Agreement to the contrary, HEP may at its sole discretion compel the Company to take or agree to any Divestiture Action so long as the effectiveness of such Divestiture Action is conditioned upon the Closing and does not become effective prior to the Closing.

(c) Each of the Parties shall, and shall cause each of its respective Representatives to, (i) promptly keep each other Party apprised of the status of any communications with, and any inquiries or requests for additional information from, the DOJ, FTC or any other Governmental Authority, and shall substantially comply with any such inquiry or request as promptly as practicable; (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.2, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Authority and provide counsel for the other Party with copies of all filings and submissions made by such Party and all correspondence and other written communications between such Party (and its advisors) and any Governmental Authority and any other information supplied by such Party or its respective Representatives, as the case may be, to a Governmental Authority or received from such a Governmental Authority in connection with the Contemplated Transactions or the Business Combination; provided, however, that materials may be redacted before being provided to the other Party (A) to remove references concerning the valuation of the Company Group, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege, competition or confidentiality concerns; (iii) furnish to the other Party, as promptly as practicable, such information and assistance as such other Party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Authority under the HSR Act or any other applicable Law; and (iv) not have any meeting, teleconference, videoconference or substantive oral or written conversation or discussion with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 6.2 unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to participate. Pursuant to the terms of this Section 6.2, each Party shall, and shall cause each of its respective Representatives to, cooperate and use its reasonable best efforts to assist in any defense by any other Party before any Governmental Authority reviewing the Contemplated Transactions or the Business Combination under the HSR Act or any other applicable competition or Antitrust Law, including by providing as promptly as practicable such information as may be requested by such Governmental Authority or such assistance as may be reasonably requested by the other Party in such defense. Without limiting HEP’s obligations described in this Section 6.2, HEP will control the ultimate strategy for securing approvals and expiration or termination of the relevant waiting period under the HSR Act, including any filings, submissions and communications with or to any Governmental Authority in connection therewith, and taking into account in good faith, acting reasonably, any comments of the Company or its Representatives relating to such strategy.

(d) Each of the Parties shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Authority to delay or not to consummate the Contemplated Transactions or the Business Combination on the Closing Date, except with the prior written consent of the other Party, which consent shall not be unreasonably withheld.

Section 6.3 Certain Tax Matters.

(a) Tax Returns.

(i) Sinclair HoldCo shall prepare or cause to be prepared each Tax Return of the Company or any Company Subsidiary for a Pre-Closing Tax Period that is required to be filed on or after the Closing Date (each, a “Pre-Closing Tax Return”). Each Pre-Closing Tax Return shall be prepared in a manner consistent with past practice except to the extent required by applicable Law. Not later than 30 days prior to the due date (including extensions) for filing each such Pre-Closing Tax Return, Sinclair HoldCo shall deliver a draft of such Pre-Closing Tax Return, together with all supporting documentation and workpapers, to HEP for its review and comment. Sinclair HoldCo shall consider in good faith any comments received from HEP not less than 15 days prior to the due date (including extensions) for filing such Pre-Closing Tax Return. Not later than five (5) days prior to the due date for filing such Pre-Closing Tax Return, Sinclair HoldCo shall provide such revised Pre-Closing Tax Return to HEP (executed, as may be required, by any present or former authorized owners or officers of the Company) for filing by HEP with the appropriate Governmental Authority, and HEP shall cause such Pre-Closing Tax Return (as revised to incorporate HEP’s comments agreed to by Sinclair HoldCo) to be timely executed and filed and cause all Taxes shown as due thereon to be timely paid. Sinclair HoldCo shall pay to HEP the amount of any Pre-Closing Taxes with respect to such Pre-Closing Tax Return no later than five (5) Business Days prior to the due date for payment of Taxes with respect to such Pre-Closing Tax Return.

(ii) HEP shall prepare or cause to be prepared each Tax Return of the Company or any Company Subsidiary for a Straddle Period (each, a “Straddle Tax Return”). Each Straddle Tax Return shall be prepared in a manner consistent with past practice except to the extent required by applicable Law. Not later than 30 days prior to the due date (including extensions) for filing such Straddle Tax Return, HEP shall deliver a draft of such Straddle Tax Return, together with all supporting documentation and workpapers, to Sinclair HoldCo for its review and comment. HEP shall (A) consider in good faith any comments received from Sinclair HoldCo not less than 15 days prior to the due date (including extensions) for filing such Straddle Tax Return, (B) cause such Straddle Tax Return (as revised to incorporate Sinclair HoldCo’s comments agreed to by HEP) to be timely executed and filed and all Taxes shown as due thereon to be timely paid, and (C) provide a copy thereof to Sinclair HoldCo. Sinclair HoldCo shall pay to HEP the amount of any Pre-Closing Taxes with respect to such Straddle Tax Return no later than five (5) Business Days prior to the due date for payment of Taxes with respect to such Straddle Tax Return.

(iii) If, in accordance with this Section 6.3(a), the Parties are unable to agree on the finalization of a Pre-Closing Tax Return or Straddle Tax Return prior to the due date (including extensions) for filing such Pre-Closing Tax Return or Straddle Tax Return, then (i) Sinclair HoldCo shall file such Pre-Closing Tax Return or such Straddle Tax Return, as applicable, in accordance with, as applicable, Sinclair HoldCo’s position relating to such disputed items (with respect to a Pre-Closing Tax Return) or HEP’s position relating to such disputed items (with respect to a Straddle Tax Return), (ii) the disputed items shall be resolved by the Independent Accountant in accordance with the procedures set forth in Section 2.2(c), whose determination shall be final and binding on the Parties, and (iii) to the extent the Independent Accountant’s determination differs from the position taken on the previously filed Pre-Closing Tax Return or Straddle Tax Return, as applicable, HEP shall amend (and, if necessary, Sinclair HoldCo shall cooperate to amend) such Pre-Closing Tax Return or Straddle Tax Return, as applicable, as need be to reflect the determination of the Independent Accountant. All costs related to preparing and filing such amended Tax Return will be borne by HEP and Sinclair HoldCo in the same proportion as any fees related to the Independent Accountant are borne as set forth in Section 2.2(c).

(b) Transfer Taxes. The Parties do not expect that any excise, sales, use, stamp, transfer, documentary, filing, recordation or value added Taxes or other similar Taxes or fees (collectively, “Transfer Taxes”) will be incurred as a result of or with respect to the Sinclair

Contribution. In the event that any Transfer Taxes are due as a result of or with respect to the Sinclair Contribution, HEP shall be responsible for fifty percent (50%) of such Transfer Taxes and Sinclair HoldCo shall be responsible for fifty percent (50%) of such Transfer Taxes. The Party customarily responsible under applicable Law for filing any Tax Returns remitting such Transfer Taxes shall properly do so in a timely manner, and the non-filing Party agrees to remit to the filing Party, upon demand, an amount in cash equal to such non-filing Party’s allocable share under this Section 6.3(b) of the Transfer Taxes shown on such Tax Return. If required by applicable Law, HEP and Sinclair HoldCo or their respective Affiliates, as applicable, will join in the execution of any Tax Returns required to remit such Transfer Taxes. The Parties shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes.

(c) Cooperation on Tax Matters. The HEP Entities and Sinclair HoldCo shall cooperate fully as and to the extent reasonably requested by another Party in respect of Tax matters arising under this Agreement, including in the preparation, review, and filing of Tax Returns and in connection with any audit, investigation, litigation, or other Proceeding (including a refund request, an objection or an appeal) with respect to the Intended Tax Treatment or with respect to Taxes imposed on or with respect to the assets, operations or activities of a member of the Company Group for a Pre-Closing Tax Period or a Straddle Period (each a “Tax Proceeding”). Such cooperation will include the retention and (upon the other Party’s reasonable request) the timely provision of all documents, data and other information which may be relevant to any such Tax Return or Tax Proceeding until the expiration of any applicable limitation period (taking into account applicable extensions) under applicable Law with respect to such Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Any information obtained by a Party or its Affiliates from another Party or its Affiliates in connection with any Tax matters to which this Agreement applies shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for a refund or in conducting an audit or other proceeding, or as may otherwise be necessary to enforce the provisions of this Agreement.

(d) Tax Proceedings. Each Party shall notify the other Parties in writing within fifteen (15) days of receipt by the applicable Party or its Affiliates of written notice of any Tax Proceeding. Such notification shall specify in reasonable detail the subject matter of such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the Governmental Authority, provided, that failure to comply with this provision shall not affect the HEP Indemnified Parties’ right to indemnification hereunder except to the extent such failure actually and materially prejudices Sinclair HoldCo. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, as of the Closing:

(i) Sinclair HoldCo shall control, at its sole cost and expense, any Tax Proceeding of Sinclair HoldCo with respect to the Intended Tax Treatment; provided, however, that Sinclair HoldCo shall keep HEP reasonably informed with respect to the defense and progress of such Tax Proceeding. Sinclair HoldCo shall control, at its sole cost and expense, any Tax Proceeding of a member of the Company Group for a Pre-Closing Tax Period; provided, however, that (A) subject to the procedures of Section 9.3 of this Agreement, Sinclair HoldCo shall acknowledge in writing its obligation to indemnify the HEP Indemnified Parties in respect of such Tax Proceedings, (B) HEP shall, at HEP’s sole cost and expense, have the right to participate in any such Tax Proceeding, (C) Sinclair HoldCo shall keep HEP reasonably informed with respect to the defense and progress of such Tax Proceeding, (D) Sinclair HoldCo shall reasonably consult with HEP before taking any material or significant action in connection with such Tax Proceeding and shall consider in good faith any comments received from HEP (which comments shall not be unreasonably withheld or delayed), (E) Sinclair HoldCo shall not settle, compromise, abandon or otherwise resolve any such Tax Proceeding without HEP’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (F) Sinclair HoldCo shall conduct the control of such Tax Proceeding diligently and in good faith.

(ii) HEP shall control, at its sole cost and expense, any Tax Proceeding of the HEP Entities with respect to the Intended Tax Treatment, provided, however, that HEP shall keep Sinclair HoldCo reasonably informed with respect to the defense and progress of such Tax Proceeding. HEP shall control, at its sole cost and expense, any Tax Proceeding of a member of the Company Group for a Straddle Period; provided, however, that (A) Sinclair HoldCo, shall, at Sinclair HoldCo’s sole cost and expense, have the right to participate in any such Tax Proceeding, (B) HEP shall keep Sinclair HoldCo reasonably informed with respect to the defense and progress of such Tax Proceeding, (C) HEP shall reasonably consult with Sinclair HoldCo before taking any material or significant action in connection with such Tax Proceeding and shall consider in good faith any comments received from Sinclair HoldCo (which comments shall not be unreasonably withheld or delayed), (D) HEP shall not settle, compromise, abandon or otherwise resolve any such Tax Proceeding without Sinclair HoldCo’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (E) HEP shall conduct the control of such Tax Proceeding diligently and in good faith. For the avoidance of doubt, to the extent the procedures of this Section 6.3(d) conflict with the procedures set forth in Section 9.3(b), this Section 6.3(d) shall control over the procedures under Section 9.3(b) with respect to any Tax Proceedings or other matters governed by this Section 6.3(d).

(e) Post-Closing Actions Affecting Pre-Closing Tax Periods or Straddle Periods. HEP covenants that, following the Closing, the HEP Entities will not, and will not cause or permit the Company Group to, (i) make or change any Income Tax or other Tax election or take any position on any Income Tax Return or other Tax Return, in each case with respect to the Company Group, for (or that would have retroactive effect to) any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, (ii) file, amend or otherwise modify any Income Tax Return or other Tax Return of the Company for any Pre-Closing Tax Period or Straddle Period or (iii) enter into an agreement to extend the statute of limitations with respect to any Income Tax Return or other Tax Return of the Company for any Pre-Closing Tax Period or any Straddle Period, except in each case to the extent that (A) such action is required by applicable Law, (B) Sinclair HoldCo has provided its prior written consent to any such action, which consent shall not be unreasonably withheld, conditioned or delayed, (C) such action is in accordance with the other provisions of this Section 6.3, (D) such action is directed or facilitated by Sinclair HoldCo in accordance with the provisions of this Section 6.3 (including, but not limited to, Section 6.3(d)), or (E) HEP agrees to waive any indemnity claim under Section 9.2 of this Agreement with respect to such action and HEP agrees to indemnify Sinclair HoldCo and each ultimate beneficial owner of Sinclair HoldCo for any additional Liability for Taxes owed by it as a result of or attributable to such action.

(f) Tax Treatment of the Sinclair Contribution.

(i) For U.S. federal (and where applicable, state and local) income Tax purposes, the relevant Parties intend to treat the Sinclair Contribution as a contribution of property to HEP under Section 721(a) of the Code, subject to Section 707(a)(2)(B) of the Code and its implementing Treasury Regulations; provided that (A) each liability of the Company or the Company Subsidiaries or to which their assets are subject assumed as part of the Sinclair Contribution shall be treated as a “qualified liability” (within the meaning of Treasury Regulation Section 1.707-5(a)(6)) to the extent (x) Sinclair HoldCo has provided a statement to HEP, in a form acceptable to HEP and inclusive of any necessary supporting documentation, representing that it has received advice from a nationally recognized accounting or law firm, that such liability should be treated as a “qualified liability” (within the meaning of Treasury Regulation Section 1.707-5(a)(6)), and (y) HEP has received concurring advice from a nationally recognized accounting or law firm to that obtained by Sinclair HoldCo in accordance with clause (x), and (B) the Parties agree to use reasonable best efforts to determine whether any transfers of cash (or deemed transfers of cash) to Sinclair HoldCo (which, for the avoidance of doubt, the Parties agree includes any amount of liabilities other than “qualified liabilities” (within the meaning of Treasury Regulation Section 1.707-5(a)(6)) assumed as part of the Sinclair Contribution) shall be treated as a reimbursement of preformation capital expenditures within the meaning of Treasury Regulation Section 1.707-4(d), and if the Parties are unable to agree, such determination shall be made by the Independent Accountant in accordance with the procedures set forth in Section 2.2(c) (the “Intended Tax Treatment”).

(ii) Each of HEP, the Company, and Sinclair HoldCo will, and will cause its Subsidiaries and Affiliates to, (A) use its reasonable best efforts to cause the Sinclair Contribution to qualify for the Intended Tax Treatment, and (B) not knowingly take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Sinclair Contribution from qualifying for the Intended Tax Treatment. Each of the Parties will notify the other Party promptly after becoming aware of any reason to believe that the Sinclair Contribution likely will not qualify for the Intended Tax Treatment.

(iii) Each of the Parties has reviewed with its own Tax advisor the U.S. federal, state and local Tax consequences of the Contemplated Transactions. Each Party understands that it will be responsible for its own Tax liability, if any, that may arise as a result of the Contemplated Transactions.

(iv) The Parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment, and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Intended Tax Treatment.

(g) Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving any of the Company and the Company Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, none of the Company nor any Company Subsidiaries shall be bound thereby or have any liability thereunder.

(h) Proration of Straddle Period Taxes. For all purposes of this Agreement, in order to apportion appropriately any Taxes relating to a Straddle Period, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that are attributable to the portion of a Straddle Period ending on the Closing Date shall be:

(i) in the case of any Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company or any Company Subsidiary, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and

(ii) in the case of all other Taxes (including, for the avoidance of doubt, Excise Taxes), deemed equal to the amount that would be payable if the relevant Straddle Period ended on and included the Closing Date (as if there was an interim period closing of the books); provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of calendar days in each portion of such Straddle Period.

(i) Tax Refunds. The amount of any refunds of Taxes (including, for the avoidance of doubt, any refunds of Excise Taxes) of the Company and any Company Subsidiary for any Pre-Closing Tax Period shall be for the account of Sinclair HoldCo. The amount of any refunds of Taxes (including, for the avoidance of doubt, any refunds of Excise Taxes) of the Company and any Company Subsidiary for any Tax period beginning after the Closing Date shall be for the account of HEP. The amount of any refund of Taxes of the Company and any Company Subsidiary for any Straddle Period shall be equitably apportioned between HEP and Sinclair HoldCo in accordance with the principles set forth in Section 6.3(h). Notwithstanding the foregoing, Sinclair HoldCo shall not be entitled to any refund of Taxes pursuant to this Section 6.3(i) (A) attributable to the carryback of any Tax attribute from a Tax period (or portion thereof) beginning after the Closing Date to any Pre-Closing Tax Period or to the pre-Closing portion of any Straddle Period, or (B) included in the calculation of the Closing Adjustment Amount (or any item included therein). Each Party shall forward, and shall cause its Affiliates to forward, to the Party entitled to receive a refund of Tax pursuant to this Section 6.3(i) the amount of such refund within 30 days after such refund is received, net of any third-party costs or expenses (including Taxes) incurred by such Party or its Affiliates in procuring such refund; provided, that, notwithstanding anything in this Agreement to the contrary, in the event that any refund of Taxes is subsequently determined by any Governmental Authority to be less than the amount paid to such Party pursuant to this Section 6.3(i), such Party shall promptly return any such disallowed amounts (plus any interest in respect of such disallowed amount owed to a Governmental Authority) to the payor Party.

(j) Purchase Price Allocation. Within 120 days following the Closing Date, HEP shall prepare an estimated allocation of the Base Cash Consideration and all items properly treated as consideration for U.S. federal income Tax purposes (including capitalized costs and any liabilities treated as assumed) among the assets of the Company and the Company Subsidiaries in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local, or non-U.S. Law, as appropriate) and deliver a schedule setting forth such allocation

(the “Allocation Schedule”) to Sinclair HoldCo. Sinclair HoldCo shall cooperate fully as and to the extent reasonably requested by HEP in respect of the preparation of the Allocation Schedule, including timely and properly preparing, executing, filing and delivering all such documents, forms and other information as HEP may reasonably request in connection therewith. Sinclair HoldCo shall have thirty (30) days from the delivery of the Allocation Schedule by HEP to contest the allocations set forth in the Allocation Schedule by notifying HEP in writing and providing a detailed written explanation of the items contested by Sinclair HoldCo (including relevant workpapers). If Sinclair HoldCo timely contests the Allocation Schedule, HEP and Sinclair HoldCo shall cooperate in good faith to promptly resolve any disputes with respect to the Allocation Schedule. If the Parties are unable to resolve any disputed item in the Allocation Schedule within thirty (30) days after HEP’s receipt of Sinclair HoldCo’s contested items (or such other time period mutually agreed to by the Parties), such contest shall be determined by the Independent Accountant in accordance with the procedures set forth in Section 2.2(c). The Allocation Schedule, as agreed to or finally determined by the Independent Accountant pursuant to the procedures in Section 2.2(c) (or, if Sinclair HoldCo does not timely contest the Allocation Schedule pursuant to this Section 6.3(j), as delivered by HEP pursuant to this Section 6.3(j)) (the “Final Allocation”) shall be final and shall be binding upon the Parties, HEP and Sinclair HoldCo shall use commercially reasonable efforts to update the Final Allocation in accordance with Section 1060 of the Code following any adjustment to the Sinclair Contribution Consideration pursuant to this Agreement, and HEP and Sinclair HoldCo shall, and shall cause their Affiliates to, report consistently with the Final Allocation, as adjusted, on all Tax Returns, and none of the Parties, nor any of their respective Affiliates, shall take any position on any Tax Return or otherwise with respect to Taxes which is inconsistent with the Final Allocation except to the extent otherwise required following a “determination” that is final within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local, or non-U.S. Tax Law); provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax proceeding in connection with such Final Allocation.

Section 6.4 Further Assurances.

(a) From time to time at the request of the other Party, (x) prior to the Closing, HEP, on the one hand, and the Company and Sinclair HoldCo, on the other hand, and, (y) from and after the Closing, HEP and the Company, on the one hand, and Sinclair HoldCo, on the other hand, shall, without further consideration, execute and deliver such documents, instruments and assurances of transfer, conveyance, assignment and assumption, and take such further actions as may reasonably be necessary or desirable to carry out and effectuate the provisions of this Agreement (including the Company Reorganization), including, if and to the extent it is determined at any time after the Closing (a) that legal title to, beneficial ownership of, or other interest in all or part of (i) any asset of the Retained Business (including any asset used to provide services contemplated by the Transition Services Agreement) is held by any member of the Company Group, or (ii) any asset of the Midstream Business (excluding any asset used to provide services contemplated by the Transition Services Agreement) is held by Sinclair HoldCo or any of its Affiliates, or (b) (i) that any member of the Company Group assumed or retained, as applicable, any of the Retained Liabilities, or (ii) that Sinclair HoldCo or any of its Affiliates assumed or retained, as applicable, any of the Assumed Liabilities, in each case taking such actions as HEP or Sinclair HoldCo may reasonably direct in order to carry out the purposes set forth herein, without further consideration.

(b) Sinclair HoldCo and HEP shall negotiate in good faith and use commercially reasonable efforts to prepare and finalize a mutually agreeable “Exhibit A” to the Transition Services Agreement within six (6) months from the date of this Agreement.

Section 6.5 Access, Information and Documents.

(a) From and after the date hereof until the Closing, on reasonable advance notice from HEP, the Company shall, and shall cause each other member of the Company Group to, to the extent permitted by Law, permit HEP and its Representatives to have reasonable access, during regular business hours, to the assets (including the Sinclair Real Property), Facilities, personnel, Contracts, books and records and other documents and data relating to the Company Group; provided, however, that (i) no such access (or related activities or investigations) shall unreasonably interfere with any of the Company Group’s normal business operations, (ii) no such access (or related activities or investigations) shall be permitted on any portion of Sinclair Leased Real Property if such access (or related activities or investigations) would violate the terms of the applicable Sinclair Lease and (iii) access to personnel of the Company Group shall be subject to the prior approval of the Company as to the scope and duration of such access and the specific personnel involved, such approval not to be unreasonably withheld, conditioned or delayed. HEP shall bear the risk of injury to itself, any of its Affiliates, and their respective Representatives conducting any investigation or inspection pursuant to this Section 6.5, except to the extent such injury is caused by the gross negligence or willful misconduct of the Company Group or any of its personnel. The Company shall have the right to have one or more Representatives accompany HEP and its Representatives at all times during HEP’s and its Representatives’ on-site inspection of the assets, Facilities, personnel, Contracts, books and records and other documents and data relating to the Company Group.

(b) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to permit HEP or its Representatives to (i) have access to any files, records, Contracts or documents of the Company Group relating to (A) particular terms of any Contracts to the extent that disclosure of such terms, based upon the advice of outside counsel of the Company, could risk violating any antitrust or similar applicable Law or (B) information that is subject to confidentiality restrictions or attorney-client or other legal privilege, provided, however, that in the event such information is not provided, Sinclair HoldCo shall provide HEP with notice thereof and a reasonable description of the nature of such withheld information, (ii) subject to Section 6.2(c), have access to competitively sensitive information, including proprietary technology or processes or trade or industrial secrets or (iii) conduct any invasive inspections, investigations, tests or assessments of any portion of Sinclair Real Property or any invasive environmental tests, including any sampling or other invasive investigation of the soil, water, air, soil gas, surface water, groundwater, building materials or other environmental media at any Sinclair Real Property or access the proprietary network of the Company Group (provided, however, that nothing herein shall prohibit licensed surveyors engaged by HEP from accessing the Sinclair Real Property for purposes of preparing ALTA/NSPS surveys thereof, which surveys Sinclair HoldCo hereby expressly permits). HEP shall ensure that the access permitted pursuant to Section 6.5 will be solely in connection with the Contemplated Transactions. During such access, HEP and its Representatives shall comply with the applicable policies and procedures of the Company Group that have been provided to HEP and its Representatives prior to or in connection with such access. If, at any time, the Company reasonably believes that any

Representative of HEP has not complied with such policies and procedures, then the Company may immediately terminate such Representative’s access. HEP shall indemnify and hold harmless Sinclair HoldCo, the Company and their respective Affiliates from and against all Damages that arise out of or result from any of HEP’s and its Representatives’ site visits and access to any property of the Company Group, except to the extent arising from or relating to the gross negligence or willful misconduct of the Company Group. Promptly upon completion of any such access, HEP shall repair at its sole expense any Damages caused by such access.

(c) From and after the date hereof until the Closing, if Sinclair HoldCo believes in good faith that a HEP Material Adverse Effect has occurred or would reasonably be expected to occur, then on reasonable advance notice from Sinclair HoldCo, HEP shall, and shall cause each other HEP Entity to, to the extent permitted by Law and solely to the extent reasonably necessary for Sinclair HoldCo to evaluate whether a HEP Material Adverse Effect has occurred or would reasonably be expected to occur, permit Sinclair HoldCo and its Representatives to have reasonable access, during regular business hours, to the assets and properties (including the HEP Real Property) of the applicable HEP Entities in respect of which Sinclair HoldCo reasonably believes a HEP Material Adverse Effect has occurred or would reasonably be expected to occur; provided, however, that (i) no such access (or related activities or investigations) shall unreasonably interfere with any HEP Entity’s normal business operations, (ii) no such access (or related activities or investigations) shall be permitted on any portion of HEP Leased Real Property if such access (or related activities or investigations) would violate the terms of the applicable HEP Lease, and (iii) no such access shall be permitted with respect to competitively sensitive information, including proprietary technology or processes or trade or industrial secrets. Sinclair HoldCo shall bear the risk of injury to itself, any of its Affiliates, and their respective Representatives conducting any investigation or inspection pursuant to this Section 6.5, except to the extent such injury is caused by the gross negligence or willful misconduct of the HEP Entities or any of their personnel. HEP shall have the right to have one or more Representatives accompany Sinclair HoldCo and its Representatives at all times during Sinclair HoldCo and its Representatives’ on-site inspection of the assets or properties relating to the HEP Entities.

(d) No Party, nor any of its Affiliates, or their respective Representatives, shall, prior to the Closing, contact any known customer, vendor, supplier, lessor, lessee, party to an easement, or employee of the other Party with respect to the Contemplated Transactions, except where it has received the prior written consent of such other Party. Notwithstanding the foregoing, but subject to the applicable terms of the Confidentiality Agreement, this Section 6.5(d) shall not limit or otherwise restrict any Party, its Affiliates, or their respective Representatives from contacting or having business dealings with any such Person with whom any such Party or its Affiliates has or may have business dealings, so long as such contact or business dealings do not relate to the other Party’s business dealings with such Person or with respect to any aspect of the Contemplated Transactions.

(e) Each of Sinclair HoldCo and HEP acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, shall keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to such Party pursuant to this Section 6.5. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 6.5(e) shall nonetheless continue in full force and effect in accordance with the terms thereof.

Section 6.6 Conduct of the Business.

(a) From the date hereof until the Closing, except (i) as required by applicable Law, (ii) as HEP shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) as set forth on Schedule 6.6(a), or (iv) as required pursuant to this Agreement or the Business Combination Agreement, (A) Sinclair HoldCo and the Company shall, and shall cause each member of the Company Group to, (1) conduct the business of the Company Group in the ordinary course of business consistent with past practice, including in respect of routine maintenance and routine preventive maintenance activities, integrity management, asset inspections and repairs (including in the case of any Casualty Event) and such capital expenditures and projects as are in the Company Group’s operational plans for such period, and (2) use commercially reasonable efforts to (I) maintain and preserve intact the current organization, operations, assets and franchise of the Company Group and (II) to preserve the rights, franchises, goodwill and relationships of the Company Employees, customers, suppliers, vendors, lessors, lessees, parties to easements, regulators and others having relationships with the Company Group, and (B) the Company shall not, and shall cause the Company Group not to, and, with respect to any Joint Venture, not vote in favor of or otherwise direct a Joint Venture to:

(i) create or allow for the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the material assets of the Company Group;

(ii) authorize for issuance, issue, sell or deliver (A) any equity or voting interests in any member of the Company Group, other than issuances of equity interests in one member of the Company Group to another member of the Company Group, or (B) any securities convertible into or exchangeable for, or evidencing the right to subscribe for or acquire any equity or voting interests in any member of the Company Group, in each case, other than in connection with the Company Conversion;

(iii) split, combine, reclassify, redeem, purchase or otherwise acquire, directly or indirectly, any outstanding capital stock or other equity interests of the Company or any Company Subsidiary;

(iv) assume, incur or guarantee any Indebtedness, other than (A) Indebtedness referred to in clauses (d), (h) (with respect to Indebtedness referred to in clause (d) of the definition thereof) and (i) (with respect to Indebtedness referred to in clause (d) of the definition thereof) of the definition thereof, (B) under the Specified Funded Indebtedness, (C) any Indebtedness incurred in connection with a Permitted Encumbrance or (D) performance bonds, letters of credit or hedging arrangements in the ordinary course of business;

(v) cancel any material debts or waive any material claims or rights that, but for such cancellation or waiver, as applicable, would have remained outstanding as of the Closing;

(vi) adopt or propose any amendment to the organizational documents of the Company or any other member of the Company Group in a manner (A) adverse to HEP or (B) that could delay or prevent the consummation of the Contemplated Transactions, other than, in each case, in connection with the Company Conversion;

(vii) enter into, amend or modify in any material respect or terminate any Contract that is or would be a Sinclair Material Contract (other than the Company Revolving Credit Facility) or Sinclair Lease if in existence on the date hereof, or otherwise waive, release or assign any material rights, claims or benefits thereunder, in each case other than in the ordinary course of business consistent with past practice;

(viii) change any of the material accounting, financial reporting or Tax principles, practices or methods used by the Company or any Company Subsidiary, except as may be required in order to comply with changes in GAAP or applicable Law, including Tax Laws;

(ix) make, change or revoke any material Tax election (but excluding any election that must be made periodically in the ordinary course of business and is made consistent with past practice), enter into any material closing agreement, surrender any right to a material Tax refund, settle or compromise any Income Tax or other material Tax Proceeding for an amount materially in excess of the amounts accrued or reserved with respect thereto in the Financial Statements, or consent to any extension or waiver of the limitation period applicable to any Income Tax or other material Tax claim or assessment;

(x) make any filings or registrations with any Governmental Authority, except for filings and registrations made in the ordinary course of business consistent with past practice;

(xi) acquire any material business or Person, by merger, consolidation, purchase of assets or equity interests or otherwise;

(xii) acquire, lease, transfer, sell, assign or dispose of any assets (excluding the sale or other disposition of Hydrocarbon Inventory in the ordinary course of business consistent with past practice and the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business consistent with past practice) that, taken as a whole, are material to the Company Group;

(xiii) cancel, terminate, amend, allow to lapse or fail to renew (on materially the same terms or on terms not materially less favorable to the Company Group) or maintain in full force and effect any of the Insurance Policies, provided that in no event shall Sinclair HoldCo, the Company, or the Company Group be required to pay an annual aggregate premium for any such Insurance Policy in excess of one hundred fifty percent (150%) of the current annual aggregate premium for such Insurance Policy;

(xiv) dissolve, wind up or liquidate any member of the Company Group;

(xv) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article 7 not being satisfied by the End Date;

(xvi) other than as required by the terms of any Sinclair Benefit Plan in effect as of the date hereof, (A) establish, adopt or materially amend any Sinclair Benefit Plan or any collective bargaining agreement, other than any offer letters providing solely for base compensation and participation in broad-based Sinclair Benefit Plans entered into with new or prospective hires in the ordinary course, or (B) increase the compensation of any Company Employee, other than such increases that are (x) in the ordinary course of business consistent with past practice and, (y) in the reasonable judgment of the management of the Company, reasonably necessary to comport with prevailing market requirements;

(xvii) approve, make or commit any member of the Company Group to any growth capital project in excess of $10,000,000;

(xviii) amend, modify or alter the Reorganization Agreement or any of the agreements, documents, schedules or certificates contemplated thereby or related to the Company Reorganization, or otherwise cause the Reorganization Agreement to be amended, modified or altered in any way, or enter into any additional documents, instruments or assurances of transfer, conveyances, assignments or assumptions to effectuate the transactions contemplated by the Reorganization Agreement; or

(xix) agree to take any of the foregoing actions.

Notwithstanding the foregoing and without requiring the consent of HEP, the Company and the other members of the Company Group may, in their reasonable discretion, take any and all actions (x) necessary to prevent or minimize injury to persons or damage to property in the case of an emergency or a health, environmental or safety concern involving the Company Group (including to mitigate or remedy the endangerment of health or safety of any Person or the Environment or in connection with any forced outage or force majeure event), (y) necessary to comply with a Sinclair Lease or any recorded document affecting the Sinclair Real Property or (z) necessary to address regulatory requirements or other requirements of applicable Law (including preliminary curtailment or similar operating decisions with respect to the Facilities taken as a safety precaution in the reasonable good faith discretion of the management of the Company) and the Company shall provide advance notice where reasonable and otherwise, as promptly as reasonably practicable, inform HEP of any such actions taken outside the ordinary course of business.

(b) From the date hereof until the Closing, except (i) as required by applicable Law, (ii) as the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) as set forth on Schedule 6.6(b), or (iv) as required or contemplated pursuant to this Agreement (including any UNEV Pipeline Divestiture Action) or the Business Combination Agreement, HEP shall not, and shall cause its Subsidiaries not to:

(i) issue any equity interests in any HEP Entity or any equity interests convertible into any equity interests of any HEP Entity to any current or former director, officer, employee, independent contractor or other Representative of any HEP Entity, other than the grant of any HEP Restricted Unit Awards, HEP Performance Unit Awards, HEP Phantom Unit Awards or similar awards under the HEP Plan in the ordinary course of business consistent with past practice (including as to timing, amount and purpose of each such issuance);

(ii) adopt any amendment to the organizational documents of any HEP Entity in a manner adverse to the Company or Sinclair HoldCo;

(iii) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to HEP and its Subsidiaries, in each case, other than acquisitions that would not reasonably be expected to prevent or materially delay the Closing;

(iv) dissolve, wind up or liquidate HEP;

(v) declare, issue, pay or make, or set a record date prior to the Closing with respect to, any distribution in respect of any of its equity securities except the (A) declaration and payment of dividends or distributions from any direct or indirect wholly owned Subsidiary of HEP to HEP or any other wholly owned Subsidiary thereof, or (B) declaration of quarterly distributions on the HEP Common Units in accordance with the agreement of limited partnership of HEP not to exceed $0.40 per unit of HEP Common Units thereafter (which distribution amount shall be adjusted for any unit distribution, subdivision, reorganization, reclassification, recapitalization, combination or exchange of units, or any similar event);

(vi) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article 7 not being satisfied by the End Date; or

(vii) agree to take any of the foregoing actions.

(c) In furtherance of, and without limiting the Parties’ obligations in this Section 6.6, Sinclair HoldCo shall, from and after the date hereof until the Closing, cause each member of the Company Group to use commercially reasonable efforts to take the actions set forth on Schedule 6.6(c).

Section 6.7 280G Cooperation.

(a) As soon as reasonably practicable following the execution of this Agreement but in any case no later than thirty (30) Business Days prior to the Closing Date, Sinclair HoldCo shall provide to HEP and HEP’s advisors, for their reasonable review and comment, its preliminary analysis (“Section 280G Analysis”) regarding the application of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”) in connection with the Contemplated Transactions (either alone or in combination with any other additional or subsequent event, including a termination of employment) to each Person who is determined by Sinclair HoldCo to be a “disqualified individual” within the meaning of Section 280G (each such Person, a “280G Disqualified Individual”). No later than fifteen (15) Business Days prior to the Closing Date, Sinclair HoldCo shall provide to HEP and HEP’s advisors, for their reasonable review and comment, its final Section 280G Analysis.

(b) Sinclair HoldCo shall (i) use commercially reasonable efforts to obtain, prior to the solicitation of the 280G Approval (as defined below), a waiver agreement from each 280G Disqualified Individual who could otherwise receive or retain or have the right or entitlement to receive or retain any “parachute payment” within the meaning of Section 280G, waiving any and all rights or entitlements to receive or retain any such payment to the extent that the value thereof (determined in accordance with Section 280G) equals or exceeds three times such Person’s “base amount” (within the meaning of and determined in accordance with Section 280G), unless the 280G Approval is obtained (each such waiver agreement, a “280G Waiver”); provided that a

“disqualified individual’s” election not to execute a 280G Waiver despite Sinclair HoldCo’s commercially reasonable efforts to obtain such waiver will not, by itself, constitute a breach of this Section 6.7, and (ii) following the execution of the 280G Waivers by any applicable “disqualified individuals,” solicit and take commercially reasonable efforts to obtain any necessary stockholder approval of any such payments or benefits so waived in a manner that is intended to satisfy all the requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder (the “280G Approval”); provided that the stockholders’ failure to approve such waived payments and benefits pursuant to the 280G Approval despite Sinclair HoldCo’s commercially reasonable efforts to obtain such 280G Approval will not, by itself, constitute a breach of this Section 6.7.

(c) No later than ten (10) Business Days prior to soliciting the 280G Waivers as provided above, Sinclair HoldCo shall provide to HEP and HEP’s advisors drafts of the stockholder approval materials (including Section 280G Waivers, disclosure and consent documentation) for their reasonable review and comment (which such comments shall be considered in good faith by Sinclair HoldCo for incorporation into such documentation).

Section 6.8 Takeover Laws.

Each of HEP, the Company and Sinclair HoldCo, acting in its capacity as sole shareholder of the Company, shall (a) take no action to cause any Takeover Law to become applicable to this Agreement or the Contemplated Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement or the Contemplated Transactions, take all reasonable action necessary to cause the Contemplated Transactions to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement and the Contemplated Transactions.

Section 6.9 Notification of Certain Matters.

Prior to the Closing, each of HEP and the Company shall, to the extent permitted by applicable Law, promptly notify the other Party of (a) any notice or other communication received from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions, (b) any Action commenced or, to such Party’s knowledge, threatened against, that challenges the validity or legality of the Contemplated Transactions or seeks damages in connection therewith or (c) (i) any change, condition or event that results in any of the conditions in Sections 7.2(a) or 7.3(a) not being met or (ii) the failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article 7) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 6.10 Indemnification and Insurance.

(a) Following the Closing, HEP agrees (and shall cause the Company and each Company Subsidiary to agree) that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (including in respect of any matters arising in connection with this Agreement and the Contemplated Transactions), in favor of a D&O Person as provided in the organizational documents of any member of the Company Group (in each case as in effect on the date hereof) shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing Date, it being the intent of the Parties that all such D&O Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted by applicable Law; provided, however, that all rights to indemnification in respect of any pending or asserted Action or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) In the event that HEP, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys fifty percent (50%) or more of its properties and other assets to any Person (including by liquidation, dissolution or assignment for the benefit of creditors or similar action), then, and in each such case, HEP or the Company, as the case may be, shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.10.

(c) The obligations of HEP under this Section 6.10 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Person to whom this Section 6.10 applies without the consent of such D&O Person. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each D&O Person, his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third party beneficiary of this Section 6.10, and are in addition to, and not in substitution of, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise. The provisions of this Section 6.10 shall survive the Closing.

Section 6.11 Termination of Affiliate Obligations.

On or before the Closing Date, except as set forth on Schedule 6.11, and except for this Agreement and the Transaction Documents, all Sinclair Affiliate Contracts shall be settled and terminated in full and there shall be no Liability or obligations of the Company or any Company Subsidiary surviving such termination, such termination being effective as of the completion of the Closing.

Section 6.12 Certain NYSE Matters.

HEP shall use its reasonable best efforts to cause the HEP Common Units comprising the Sinclair Partnership Interest Consideration as provided for in Article 2, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

Section 6.13 Use of Certain Names.

Except as disclosed on Schedule 6.13, Sinclair HoldCo agrees that, within one hundred eighty (180) days after the Closing Date, except as otherwise permitted in a separate written agreement signed by HEP, Sinclair HoldCo shall, and shall cause its Affiliates to, cease using the Trademarks listed on Company Disclosure Schedule 4.11(a) (the “Company Marks”), including removing, or causing to be removed, all such Company Marks from any public-facing physical or digital products, facilities, signage or materials (including on any website or social media account).

Notwithstanding anything to the contrary provided in this Section 6.13, Sinclair HoldCo and its Affiliates may use (a) the Company Marks (i) in a neutral, non-trademark manner (e.g., to describe the historical relationship of the Parties), or (ii) to the extent required by Law, and (b) the names of any member of the Company Group to the extent necessary for any public filings or press releases made by Sinclair HoldCo or its Affiliates, but solely to the extent related to the Contemplated Transactions.

Section 6.14 Other Insurance Efforts.

(a) With respect to the Insurance Policies maintained by the Company Group, Sinclair HoldCo or its Affiliates at or prior to the Closing, the members of the Company Group may make claims under any such applicable Insurance Policy following the Closing with respect to claims made or occurrences prior to the Closing to the extent such claims or occurrences apply to the Midstream Business, including in the event that, after the date of this Agreement but prior to or on the Closing Date, any portion of the assets of the Midstream Business is damaged or destroyed by fire, explosion, hurricane, flood, storm, weather events, earthquake, act of nature, civil unrest or similar disorder, terrorist acts, war or any other hostilities or other casualty (each, a “Casualty Event”). Sinclair HoldCo shall (and shall cause its Affiliates to) use reasonable best efforts to assist the Company Group in asserting any such claims and making the benefits of any such Insurance Policies available to the Company Group. In furtherance of the foregoing, Sinclair HoldCo shall provide reasonable assistance to HEP and the Company Group in connection with HEP’s or the Company Group’s investigation of the facts and circumstances underlying any potential claims, and the Company Group’s assertion of any such claims under any such Insurance Policies, which shall include, for the avoidance of doubt, providing information and documentation reasonably requested by HEP or the Company Group and their respective Representatives, including access to facilities and personnel of Sinclair HoldCo, to the extent such information and documentation reasonably relates to any such potential claim, as soon as reasonably practicable, and in any event, with sufficient time to permit the Company Group to comply with the terms of the applicable Insurance Policy.

(b) In the event that a Casualty Event occurs prior to the Closing, Sinclair HoldCo and its Affiliates shall, and shall cause the members of the Company Group to, make all claims under the applicable Insurance Policies with respect to such Casualty Event and use, and cause the members of the Company Group to use, commercially reasonable efforts to restore the affected assets to the condition prior to such Casualty Event during the period prior to the Closing, in each case, to the extent reasonably practicable to do so prior to the Closing, as determined by Sinclair HoldCo in good faith, and without prejudice to any claim by Sinclair HoldCo or any of its Affiliates under the Insurance Policies. Following the Closing, HEP shall, and shall cause the members of the Company Group to, use commercially reasonable efforts to continue the pursuit of any such claims.

(i) If, prior to the Closing, Sinclair HoldCo and its Affiliates, including the members of the Company Group, actually receive proceeds for property damages coverage under a property Insurance Policy with respect to a Casualty Event that occurred prior to the Closing, all such proceeds shall be retained by or contributed to the applicable member of the Company Group that suffered such Casualty Event. In such case, (i) the amount of such proceeds equal to the excess of the reasonable documented out-of-pocket costs and expenses of Sinclair HoldCo or the

Company Group incurred in connection with pursuing and collecting such proceeds and restoring the affected assets prior to the Closing over the amounts of the applicable deductible(s) with respect to the applicable Casualty Event (such amount, the “Sinclair Casualty Expenses”) shall be included in the calculation of Closing Cash pursuant to Section 2.1(d) and Section 2.2(a), and (ii) all other amounts of such proceeds shall not be included in the calculation of Closing Cash pursuant to Section 2.1(d) and Section 2.2(a).

(ii) If, following the Closing, HEP or the Company Group actually receives proceeds for property damages coverage under a property Insurance Policy with respect to a Casualty Event that occurred prior to the Closing that are in excess of the reasonable documented out-of-pocket costs and expenses of HEP or the Company Group in pursuing and collecting such proceeds, HEP shall pay or shall cause the Company Group to pay to Sinclair HoldCo an amount equal to the Sinclair Casualty Expenses, and, for the avoidance of doubt, Sinclair HoldCo or the Company Group shall retain any amounts (and the right to receive any amounts) of such proceeds in excess thereof. If the Sinclair Casualty Expenses are less than the applicable deductible(s) with respect to the applicable Casualty Event, an amount equal to the difference between such deductible(s) and the Sinclair Casualty Expenses shall be included as a Current Liability for purposes of Section 2.1(d) and Section 2.2(a). By way of example only, if the applicable deductible(s) for a Casualty Event is $10,000,000 in the aggregate and the Sinclair Casualty Expenses are $12,000,000, the related Current Liability would be $0, but, if the Sinclair Casualty Expenses are $6,000,000, the related Current Liability would be $4,000,000.

(iii) If, following the Closing, HEP or the Company Group actually receives proceeds from an Insurance Policy covering business interruption with respect to a matter that occurred prior to the Closing, HEP shall, and shall cause the Company Group to, pay to Sinclair HoldCo the portion of the amount actually received that relates to the period prior to the Closing and that is in excess of the reasonable documented out-of-pocket costs and expenses of HEP or the Company Group in pursuing and collecting such proceeds.

(c) Other than as set forth in Section 6.14(a), HEP acknowledges that all insurance policies maintained by Sinclair HoldCo or its Affiliates shall be terminated as of Closing with respect to the Company Group, and HEP shall be solely responsible for obtaining insurance for the Company Group from and after the Closing.

(d) With respect to any insurance policies maintained by the Company Group at or prior to the Closing, Sinclair HoldCo or its Affiliates may make claims under an applicable policy following the Closing with respect to claims made or occurrences prior to the Closing, to the extent such claims or occurrences apply to the Retained Business, the Retained Liabilities or the Legacy Assets. HEP shall (and shall cause its Affiliates to) use reasonable best efforts to assist Sinclair HoldCo and its Affiliates in asserting any such claims and making the benefits of any such insurance policies available to Sinclair HoldCo and its Affiliates. In furtherance of the foregoing, HEP shall provide reasonable assistance to Sinclair HoldCo and its Affiliates in connection with Sinclair HoldCo’s or any of its Affiliate’s investigation of the facts and circumstances underlying any potential claims, and Sinclair HoldCo’s or its Affiliate’s assertion of any such claims under any such policies, which shall include, for the avoidance of doubt, providing information and documentation reasonably requested by Sinclair HoldCo or its Affiliates and its and their respective Representatives, including access to facilities and personnel of the Company Group members, to the extent such information and documentation reasonably relates to any such potential claim, as soon as reasonably practicable, and in any event, with sufficient time to permit Sinclair HoldCo and its Affiliates to comply with the terms of the applicable policy.

Section 6.15 Books and Records.

(a) HEP shall preserve and keep any books and records of the Company Group that relate to any period beginning on or before the Closing Date for a period of six (6) years after the Closing Date (or longer for Tax records if required by Section 6.3) and shall reasonably cooperate with Sinclair HoldCo and its Affiliates to make available to Sinclair HoldCo and its Affiliates, during normal business hours and in such a manner as to not unreasonably interfere with the business of HEP, the Company Group or their respective Affiliates, such books and records as are reasonably necessary in connection with any dispute, litigation or defense of any indemnification claim, or in order to enable Sinclair HoldCo or its Affiliates to comply with its obligations under this Agreement or to perform the Contemplated Transactions. Following such six (6) year period (or such longer period with respect to Tax records as may be required in Section 6.3), HEP may retain or destroy such books and records; provided, however, that HEP shall notify Sinclair HoldCo prior to any such destruction and, if requested by Sinclair HoldCo no more than fifteen (15) Business Days after such notification, shall deliver such books and records to Sinclair HoldCo, at Sinclair HoldCo’s sole expense, prior to such destruction. Notwithstanding anything in this Agreement to the contrary, Sinclair HoldCo and its Affiliates may retain copies of the books and records and minute books of the Company relating to the period on or before the Closing Date.

(b) Sinclair HoldCo shall preserve and keep any books and records of the Company Group that are not delivered to HEP or its Affiliates in connection with the Closing or prior to the termination of the Transition Services Agreement and relate to any period beginning on or before the Closing Date for a period of six (6) years after the Closing Date (or longer for Tax records if required by Section 6.3) and shall reasonably cooperate with HEP and its Affiliates to make available to HEP and its Affiliates, during normal business hours and in such a manner as to not unreasonably interfere with the business of Sinclair HoldCo or its Affiliates, such books and records as are reasonably necessary in connection with any dispute, litigation or defense of any indemnification claim, or in order to enable HEP or its Affiliates to comply with its obligations under this Agreement or to perform the Contemplated Transactions. Following such six (6) year period (or such longer period with respect to Tax records as may be required in Section 6.3), Sinclair HoldCo may retain or destroy such books and records; provided, however, that Sinclair HoldCo shall notify HEP prior to any such destruction and, if requested by HEP no more than fifteen (15) Business Days after such notification, shall deliver such books and records to HEP, at HEP’s sole expense, prior to such destruction.

Section 6.16 Wrong Pockets.

The Parties acknowledge that all assets (and rights to future payments related thereto) with respect to the Midstream Business are intended to be transferred to HEP pursuant to the Sinclair Contribution, except as otherwise provided herein. If, following the Closing, Sinclair HoldCo or any of its Affiliates receives or collects any funds relating to the Midstream Business or any asset of any member of the Company Group, on behalf of HEP, except as otherwise provided herein, Sinclair HoldCo shall, or shall cause its Affiliates to, promptly remit such funds to HEP. The

Parties acknowledge that all assets (and rights to future payments related thereto) with respect to the Retained Business are intended to be retained by Sinclair HoldCo or any Affiliates thereof. If, following the Closing, HEP or any of its Affiliates (including the Company Group) receives or collects any funds relating to the Retained Business on behalf of Sinclair HoldCo, HEP shall, or shall cause its Affiliates to, promptly remit such funds to Sinclair HoldCo.

Section 6.17 Company Conversion.

Prior to the Closing, Sinclair HoldCo shall cause Company to convert into a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Wyoming (the “Company Conversion”). The Company Conversion shall be completed pursuant to documents, agreements and certificates that are in form and substance reasonably acceptable to HEP.

Section 6.18 Interim Financial Statements.

(a) Sinclair HoldCo shall deliver to HEP on or prior to Closing to the extent required to be delivered prior to Closing:

(i) as soon as reasonably practicable but in no event later than the morning of August 25, 2021, (A) a reviewed combined consolidated balance sheet of the Financial Statement Businesses as of June 30, 2021 and December 31, 2020, and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows for the three and six months ended June 30, 2021, and June 30, 2020, prepared in accordance with GAAP, and (B) a reviewed combined consolidated balance sheet of the Financial Statement Businesses as of March 31, 2021 and December 31, 2020, and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows for the three months ended March 31, 2021, and March 31, 2020, prepared in accordance with GAAP, including, in each case, all notes to such reviewed combined consolidated balance sheets or the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows, except that such reviewed combined consolidated balance sheets and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows shall be subject to normal audit adjustments which are not material in the aggregate;

(ii) (A) promptly after Sinclair HoldCo’s receipt thereof and in no event later than thirty-five (35) days following the end of the quarter ending September 30, 2021, a reviewed combined consolidated balance sheet of the Financial Statement Businesses as of September 30, 2021 and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows for the three and nine months ending on September 30, 2021 and September 30, 2020, prepared in accordance with GAAP, (B) promptly after Sinclair HoldCo’s receipt thereof and in no event later than thirty-five (35) days following the end of each quarter ending March 31, June 30 or September 30 after December 31, 2021, a reviewed combined consolidated balance sheet for the business to be acquired by HEP as of each March 31, June 30 or September 30 quarter-end, as applicable, occurring on or after December 31, 2021 through the Closing Date and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows for each quarter ending on or after December 31, 2021 through the Closing Date prepared in accordance with GAAP and (C) concurrently with the delivery of the audited combined consolidated balance sheet for the business to be acquired by Parent pursuant to Section 6.18(a)(iii), an unaudited combined consolidated balance sheet for the business to be acquired by HEP as of each December 31 quarter-end occurring on or after September 30, 2021 through the Closing Date and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows for such quarter prepared in accordance with GAAP, including in each case, all notes to such unaudited combined consolidated balance sheet or the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows, except that such unaudited combined consolidated balance sheet and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows shall be subject to normal audit adjustments which are not material in the aggregate;

(iii) promptly after Sinclair HoldCo’s receipt thereof and in no event later than forty-five (45) days following the end of the applicable fiscal year, the audited combined consolidated balance sheet for the business to be acquired by HEP as of December 31 for each fiscal year ending after September 30, 2021 that occurs prior to the Closing Date, and the related audited combined consolidated statements of operations, changes in parent’s net investment and cash flows for each fiscal year ending after September 30, 2021 that occurs prior to the Closing Date, including in each case the notes thereto, together with the report thereon of the independent auditor prepared in accordance with GAAP;

(iv) within forty-five (45) days following the end of the fiscal year ended December 31, 2021, (A) the audited combined consolidated balance sheet for the business to be acquired by HEP as of December 31, 2020 and the related audited combined consolidated statements of operations, changes in parent’s net investment and cash flows for such fiscal year, including the notes thereto, together with the report thereon of the independent auditor prepared in accordance with GAAP, and (B) the unaudited combined consolidated balance sheet for the business to be acquired by HEP as of each quarter end during the year ended December 31, 2020, and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows for each quarter of the year ended December 31, 2020 prepared in accordance with GAAP, except that (1) there shall be no notes to such unaudited combined consolidated balance sheet or the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows and (2) such unaudited combined consolidated balance sheet and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows shall be subject to normal audit adjustments which are not material in the aggregate; and

(v) concurrently with the delivery of each interim financial statement set forth in clause (i) above, an unaudited complete trial balance showing balance sheet and income statement information for each of the legal entities that comprise such interim financial statements as of the same dates specified in, and for the same periods covered thereby.

(b) The financial statements required to be delivered by Sinclair HoldCo pursuant to clauses (ii)(B), (ii)(C), (iii) and (iv) in subsection (a) above shall be prepared on a basis, as reasonably agreed to by Sinclair HoldCo and HEP, sufficient to permit HEP to satisfy HEP’s obligations to file acquisition financial statements required to be included under Item 2.01 or Item 9.01 of Form 8-K under the Exchange Act as a result of the consummation of the Contemplated Transactions. HEP shall reimburse Sinclair HoldCo for all third party expenses of Sinclair HoldCo’s independent accountants relating to the preparation of the foregoing financial statements (other than the audited financials for the year ended December 31, 2021).

(c) With respect to clauses (iii), (iv) and (v) in subsection (a) above, from the date hereof through the Closing Date, Sinclair HoldCo will take all appropriate and customary actions in advance of the deadlines specified in such clauses in order to position HEP to receive the applicable financial statements within the delivery deadlines specified therein.

(d) Sinclair HoldCo shall cooperate with HEP and take commercially reasonable efforts to prepare and deliver to HEP such additional financial information as may be reasonably necessary for HEP and its Affiliates to comply with any applicable obligations under federal securities laws and all applicable accounting rules pursuant to GAAP, including monthly unaudited combined consolidated balance sheets for the Financial Statement Businesses and trial balances showing balance sheet and income statement information for each of the individual legal entities that comprise the Historical Financial Statements.

(e) In the event that the Closing occurs prior to March 1, 2022, following the Closing, the Parties shall cooperate and take commercially reasonable efforts to prepare and complete the financial statements contemplated by clauses (iii) and (iv) in subsection (a) above and Sinclair HoldCo will fully cooperate with and direct its independent accountants to complete the contemplated audits within the timeframes specified above; provided that the Parties acknowledge that following the Closing, HEP or its Affiliates are expected to be the employer of substantially all of the individuals responsible for accounting functions and financial statement preparation prior to the Closing and own and control related accounting books and records; provided, further, that Sinclair HoldCo shall provide HEP and its Affiliates (including any member of the Company Group) access to any assets, systems, personnel, Contracts, books and records and other documents and data reasonably requested by HEP in connection with the preparation or completion of the financial statements contemplated by clauses (iii) and (iv) in subsection (a) above.

(f) In the event that the Closing occurs after March 1, 2022, following the Closing, the Parties shall cooperate and take commercially reasonable efforts to prepare and complete the financial statements contemplated by clause (ii) in subsection (a) above for the quarter end immediately preceding the Closing and Sinclair HoldCo will fully cooperate with and direct its independent accountants to complete such financial statements within the timeframes specified above; provided that the Parties acknowledge that following the Closing, HEP or its Affiliates are expected to be the employer of substantially all of the individuals responsible for accounting functions and financial statement preparation prior to the Closing and own and control related accounting books and records; provided, further, that Sinclair HoldCo shall provide HEP and its Affiliates (including any member of the Company Group) access to any assets, systems, personnel, Contracts, books and records and other documents and data reasonably requested by HEP in connection with the preparation or completion of the financial statements contemplated by clause (ii) in subsection (a) above.

Section 6.19 Title Insurance Cooperation.

In the event that HEP elects to obtain one or more HEP Title Policies, HEP shall pay directly to the Title Insurance Company, at HEP’s sole cost and expense, the cost of all title insurance policy premiums (including, without limitation, the cost of any additional premiums required to secure extended title coverage and the cost of any modifications and endorsements to the HEP Title Policies requested by HEP) as well as the cost of any related title searches, title abstracting, lien searches, rundowns, photocopies, and all other costs and charges in connection with the obtaining or procurement of any HEP Title Policies. Sinclair HoldCo agrees to use commercially reasonable efforts, at HEP’s sole cost and expense (such cost and expense to exclude Sinclair HoldCo’s internal costs, which shall remain the responsibility of Sinclair HoldCo), in connection with HEP’s obtaining or procurement of the HEP Title Policies; provided, however, that in no event shall Sinclair HoldCo or any of its Affiliates (other than members of the Company Group) be required or obligated to assume, create or incur any liability to any Person in connection with such cooperation. Without limiting the foregoing, in no event shall Sinclair HoldCo or any of its Affiliates or any other Persons have any obligation to cure any title defects or title exceptions disclosed in or on any title commitments, title reports, surveys, or any other reports or documents, and neither Sinclair HoldCo nor any of its Affiliates shall be under any obligation to execute, deliver, obtain or procure any estoppels, releases or modifications of Encumbrances, lien waivers, proofs of payment, title curative documents, or any similar documents or instruments from any Person in connection with the HEP Title Policies. At HEP’s or the Title Insurance Company’s request, Sinclair HoldCo shall execute and deliver at Closing, or shall cause the appropriate member of the Company Group to execute and deliver at Closing, one or more customary title affidavits in form and substance reasonably acceptable to Sinclair HoldCo and HEP (each a “Title Affidavit”) in connection with the issuance of the HEP Title Policies; provided, however, that in no event shall Sinclair HoldCo or any of its Affiliates or any other Persons (other than members of the Company Group) be obligated or required to execute and deliver any affidavit (other than Title Affidavits), agreement, instrument, indemnity, certificate, or any other document or undertaking in connection with the issuance of the HEP Title Polices. Additionally, and notwithstanding anything in this Section 6.19 or elsewhere in this Agreement to the contrary, neither the issuance of, nor the commitment, agreement, or willingness on the part of the Title Insurance Company to issue, the HEP Title Policies (or any of them), regardless of form, shall in any event constitute a condition precedent to the obligation of HEP to consummate the Contemplated Transactions.

Section 6.20 Credit Support Arrangements.

(a) Prior to the Closing, HEP shall use commercially reasonable efforts to deliver to the applicable beneficiary or counterparty replacement or substitute guaranties, letters of credit, bonds, security deposits, and other surety obligations and evidence of financial capacity, in each case acceptable to the relevant beneficiary or counterparty, in substitution and replacement of those credit support arrangements relating to the Midstream Business set forth in Schedule 6.20 (the “Credit Support Arrangements”), and HEP and Sinclair HoldCo shall cooperate and use commercially reasonable efforts to secure the release as of the Closing of Sinclair HoldCo and its Affiliates from the obligations relating to the Credit Support Arrangements.

(b) To the extent that a Credit Support Arrangement has not been replaced or substituted by Parent thereof prior to the Closing as contemplated by Section 6.20(a), HEP shall have a continuing obligation after the Closing to use its commercially reasonable efforts to have any such Credit Support Arrangement replaced or substituted by HEP or its Affiliates as contemplated by Section 6.20(a).

(c) From and after the Closing, HEP shall (i) indemnify and hold harmless Sinclair HoldCo and its Affiliates to the extent they remain obligated under any Credit Support Arrangement from and against any and all Damages that such Person incurs arising out of: (A) any such Person being required to pay or reimburse the issuer of any Credit Support Arrangement; and (B) any claim or demand for payment made on any such Person with respect to any Credit Support Arrangement.

Section 6.21 Certain Consent Matters.

Sinclair Holdco shall use its commercially reasonable efforts to obtain the Pipeline JV Approval as soon as practicable following the date hereof. If, on the date that is thirty (30) days following the date hereof, the Pipeline JV Approval has not been obtained, the Parties shall commence negotiations in good faith to agree on one or more arrangements pursuant to which Sinclair HoldCo and the Company shall, and shall cause their Affiliates to, cooperate with HEP in any lawful arrangement that does not require the consent of the Pipeline JV or any of the parties to the Pipeline JV Agreement, pursuant to which following the Closing (i) Sinclair HoldCo or its Affiliate (other than a member of the Company Group) would retain all of the Company’s membership interest in the Pipeline JV, and (ii) HEP or the applicable members of the Company Group would receive all benefits and bear all burdens of a “Member” that is an “Institutional Investor” and an “Investor Member” under the Pipeline JV Agreement (each as defined therein) (a “Pipeline JV Arrangement”). Subject to the satisfaction or waiver of all of the conditions set forth in Section 7.1, Section 7.2 (other than Section 7.2(d)), and Section 7.3, if, on the Closing Date, the Parties have executed and delivered a mutually agreeable written Pipeline JV Arrangement (with any such agreement to be determined in each Party’s sole discretion), then the condition set forth in Section 7.2(d) shall be deemed to be satisfied. Subject to the satisfaction or waiver of all of the conditions set forth in Section 7.1, Section 7.2 (other than Section 7.2(d)), and Section 7.3, if, on the Closing Date, Sinclair HoldCo has not obtained the Pipeline JV Approval and the Parties have not executed and delivered a mutually agreeable written Pipeline JV Arrangement (with any such agreement to be determined in each Party’s sole discretion), then (x) Sinclair HoldCo and the Company shall cause all membership interests of the Company or its Affiliates in the Pipeline JV to be transferred to Sinclair Holdco or its Affiliate (other than a member of the Company Group), (y) the Base Cash Consideration shall be reduced by $55,000,000 (the “Consent Adjustment”), and (z) the condition set forth in Section 7.2(d) shall be deemed to be satisfied.

ARTICLE 7.

CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligations of the Parties.

The respective obligations of each of the Parties to consummate the Contemplated Transactions shall be subject to the satisfaction of each of the following conditions precedent at or prior to the Closing:

(a) No Legal Restraint or Law shall be in effect preventing the Contemplated Transactions.

(b) The waiting period applicable under the HSR Act, including any extensions thereof, and any timing agreement with a Governmental Authority, shall have expired or been earlier terminated.

(c) The HEP Common Units to be issued in the Sinclair Contribution, as provided for in Article 2, shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(d) The Business Combination shall be consummated substantially contemporaneously with the consummation of the Contemplated Transactions.

Section 7.2 Conditions to the Obligations of HEP.

The obligation of HEP to consummate the Contemplated Transactions shall be subject to the satisfaction or HEP’s waiver of each of the following additional conditions precedent at or prior to the Closing:

(a) (i) Each of the Company Fundamental Representations and the representations and warranties contained in Section 4.8(b) shall be true and correct in all respects (except, in the case of the Company Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to HEP or its Affiliates) as of the Closing Date with the same effect as though made at and as of the Closing Date (except for any such representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date (except, in the case of the Company Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to HEP or its Affiliates)) and (ii) the representations and warranties of Sinclair HoldCo and the Company contained in Article 4 (other than the Company Fundamental Representations and the representations and warranties contained in Section 4.8(b)) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of the Closing Date (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification contained therein as to materiality or a Material Adverse Effect) has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Sinclair HoldCo and the Company shall have performed in all material respects their respective obligations contained in this Agreement that are required to be performed by Sinclair HoldCo or the Company at or before the Closing.

(c) All documents, instruments, certificates or other items required to be delivered at or prior to the Closing by the Company or Sinclair HoldCo pursuant to Section 3.2(a) shall have been delivered.

(d) Subject to Section 6.21, (i) the Pipeline JV, with approval of the Board of Managers of the Pipeline JV, and (ii) a Majority Interest of the Members (each as defined in the Pipeline JV Agreement) of the Pipeline JV, each shall have agreed in writing to the Transfer (as defined in the Pipeline JV Agreement) of the membership interests of the Company in the Pipeline JV in connection with the Contemplated Transactions (collectively, the “Pipeline JV Approval”).

Section 7.3 Conditions to the Obligations of Sinclair HoldCo and the Company.

The obligation of Sinclair HoldCo and the Company to consummate the Contemplated Transactions shall be subject to the satisfaction or Sinclair HoldCo’s or the Company’s waiver of each of the following additional conditions precedent at or prior to Closing:

(a) (i) The HEP Fundamental Representations and the representations and warranties contained in Section 5.7(b) shall be true and correct in all respects (except, in the case of the HEP Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to Sinclair HoldCo or its Affiliates) as of the Closing Date with the same effect as though made at and as of the Closing Date (except for any such representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date (except, in the case of the HEP Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to Sinclair HoldCo or its Affiliates)) and (ii) the representations and warranties of HEP contained in Article 5 (other than the HEP Fundamental Representations and the representations and warranties contained in Section 5.7(b)) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of the Closing Date (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification contained therein as to materiality or a HEP Material Adverse Effect) has not had and would not reasonably be expected to have a HEP Material Adverse Effect.

(b) HEP shall have performed in all material respects its obligations contained in this Agreement that are required to be performed by HEP at or before the Closing.

(c) All documents, instruments, certificates or other items required to be delivered at or prior to the Closing by HEP pursuant to Section 3.2(b) shall have been delivered.

Section 7.4 Frustration of Closing Conditions.

No Party may rely on the failure of any condition in this Article 7 to be satisfied if such failure was caused by such Party’s willful failure to act in good faith or to use its required efforts to cause the Closing to occur, in accordance with and subject to any limitations in Section 6.1 and Section 6.2.

ARTICLE 8.

TERMINATION

Section 8.1 Termination Events.

Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated, and the Contemplated Transactions abandoned, at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by Sinclair HoldCo if HEP shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) (A) cannot be cured by the End Date or (B) if capable of being cured by the End Date, shall not have been cured within thirty (30) days following receipt of written notice from Sinclair HoldCo of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the End Date, provided, that Sinclair HoldCo shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii)(B) if HEP demonstrates that it is using good faith efforts to cure such breach or failure to perform; provided, however, that Sinclair HoldCo may not terminate this Agreement pursuant to this Section 8.1(b) if (x) any of Sinclair HoldCo’s or the Company’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition specified in Section 7.2(a) not to be satisfied or (y) there has been, and continues to be, a failure by Sinclair HoldCo or the Company to perform its obligations in such a manner as would cause the condition specified in Section 7.2(b) not to be satisfied;

(c) by HEP if Sinclair HoldCo or the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) (A) cannot be cured by the End Date or (B) if capable of being cured by the End Date, shall not have been cured within thirty (30) days following receipt of written notice from HEP of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the End Date, provided, that HEP shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii)(B) if Sinclair HoldCo demonstrates that it is using good faith efforts to cure such breach or failure to perform; provided, however, that HEP may not terminate this Agreement pursuant to this Section 8.1(c) if (x) any of HEP’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition specified in Section 7.3(a) not to be satisfied or (y) there has been, and continues to be, a failure by HEP to perform its obligations in such a manner as would cause the condition specified in Section 7.3(b) not to be satisfied;

(d) by either Sinclair HoldCo or HEP if (i) any of the conditions in Section 7.1 shall have become incapable of fulfillment due to (A) the final and nonappealable entry of any Order preventing or enjoining the Contemplated Transactions or (B) the final and nonappealable entry of any Legal Restraint preventing the Contemplated Transactions, or (ii) the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement pursuant to this Section 8.1(d) to comply fully with its obligations under this Agreement) on or before the first Business Day of the month following the date that is nine (9) months following the date of this Agreement (such date or such later date as the Parties may agree on or as may be extended pursuant to this Section 8.1(d), the “End Date”); provided that if, on the End Date, all of the conditions set forth in Article 7, other than the conditions set forth in Section 7.1(a) (to the extent any such Legal Restraint is in respect of, or any such Law is, an Antitrust Law) or Section 7.1(b) and those conditions that by their nature are to be satisfied on the Closing (if such conditions would be satisfied or validly waived were the Closing to occur at such time), shall have been satisfied or waived, then either Sinclair HoldCo or HEP may extend the End Date for all purposes hereunder by a period of three (3) months; provided, further that, absent mutual agreement of the parties, the End Date may only be extended twice;

(e) automatically without action by HEP or Sinclair HoldCo if the Business Combination Agreement is terminated.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other Party.

Section 8.2 Survival After Termination.

The Parties’ termination rights under Section 8.1 are in addition to any other rights they may have under this Agreement or otherwise, and the exercise of a right of termination hereunder will not be an election of remedies. If this Agreement is terminated in accordance with Section 8.1, this Agreement shall become void and of no further force and effect with no liability to any Person on the part of any Party (or any officer, agent, employee, direct or indirect holder of any equity interest or securities, or Affiliates of any Party); provided, however, that (a) Article 1 (Definitions and Terms), Section 6.5(b) (Access; Information and Documents), Section 6.5(e) (Confidential Information), this Section 8.2 (Survival After Termination), Section 10.5 (Parties in Interest; Non-Recourse Parties), Section 10.7 (Expenses), Section 10.8 (Governing Law), Section 10.12 (Exclusive Jurisdiction), and Section 10.13 (Waiver of Jury Trial) shall each survive the termination of this Agreement and (b) nothing herein shall relieve any Party from any Liability or Damages resulting from a Willful Breach of this Agreement or Fraud prior to its termination, in which case, the non-breaching Party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE 9.

INDEMNIFICATION

Section 9.1 Survival.

Except as set forth in this Article 9 and in the case of Fraud, none of the representations or warranties (other than (x) the Company Fundamental Representations and the corresponding representations and warranties set forth in the Sinclair HoldCo Officer’s Certificate and (y) the HEP Fundamental Representations and the corresponding representations and warranties set forth in the HEP Officer’s Certificate) in this Agreement or in any instrument delivered pursuant to this Agreement (including the Sinclair HoldCo Officer’s Certificate or the HEP Officer’s Certificate), shall survive the Closing. The Company Fundamental Representations (and the corresponding representations and warranties set forth in the Sinclair HoldCo Officer’s Certificate) and the HEP

Fundamental Representations (and the corresponding representations and warranties set forth in the HEP Officer’s Certificate) shall, subject to the limitations and other provisions of this Article 9, survive the Closing indefinitely. The covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, (i) to the extent they contemplate performance prior to the Closing, shall terminate as of the Closing, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity, except in the case of Fraud) with respect thereto shall terminate as of the Closing, and (ii) to the extent they contemplate performance following the Closing, shall survive until fully performed or discharged in accordance with their terms, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall survive the Closing for the applicable periods in accordance with their terms. HEP, on the one hand, and Sinclair HoldCo, on the other, acknowledges and agrees that, from and after the Closing, except for Fraud and except as expressly provided in Section 9.2, such Party and its Affiliates (and any Person claiming under, or in the name or right of, such Party or any of its Affiliates), will not have any right of indemnification, contribution, subrogation or reimbursement from, or any other remedy against, the other Party, its Affiliates or its or their respective Representatives in respect of the representations, warranties, covenants or other agreements contained in this Agreement or any certificate delivered in respect hereof or any schedule (including the Company Disclosure Schedules and the HEP Disclosure Schedules, as applicable), certificate or other similar instrument delivered pursuant to this Agreement, regardless of applicable Law or the legal theory under which such remedy may be sought to be asserted, whether in contract or in tort or otherwise, or whether at law or in equity.

Section 9.2 Indemnification.

(a) Effective as of the Closing, HEP hereby indemnifies Sinclair HoldCo, its Affiliates and its and their respective Representatives (together, in each case, with their respective successors and assigns, the “Sinclair HoldCo Indemnified Parties”) against, and agrees to hold them harmless from, any and all Damages arising out of, resulting from or related to:

(i) any breach or inaccuracy of any of the HEP Fundamental Representations;

(ii) HEP’s breach of or failure to perform any of its covenants or agreements contained in this Agreement, to the extent they contemplate performance following the Closing; and

(iii) any Assumed Liabilities (including claims arising out of, resulting from or related to the failure of HEP to in due course pay or discharge any Assumed Liability).

(b) Effective as of the Closing, Sinclair HoldCo hereby indemnifies HEP, its Affiliates and its Representatives (together, in each case, with their respective successors and assigns, the “HEP Indemnified Parties”) against, and agrees to hold them harmless from, any and all Damages arising out of, resulting from or related to:

(i) any breach or inaccuracy of any of the Company Fundamental Representations;

(ii) Sinclair HoldCo’s or the Company’s breach or failure to perform any of its covenants or agreements contained in this Agreement, to the extent they contemplate performance following the Closing;

(iii) any Indebtedness of the Company Group as of the Closing, other than Indebtedness referred to in clauses (d), (g) and (i) (with respect to Indebtedness referred to in clauses (d) and (g) of the definition thereof) of the definition thereof;

(iv) any Retained Liabilities (including claims arising out of, resulting from or related to Sinclair HoldCo’s failure to in due course pay or discharge any Retained Liability); and

(v) Pre-Closing Taxes.

(c) Any indemnification payments hereunder shall be treated as adjustments to the Sinclair Contribution Consideration for all Tax purposes, except to the extent otherwise required by Law.

(d) No claim for indemnification (or otherwise) in connection with a representation, warranty, covenant or agreement shall be brought or made after the applicable date set forth in Section 9.1, except for particular claims that have been asserted in accordance with the terms of this Agreement by any Indemnified Party against any Indemnifying Party prior to or on the applicable date set forth in Section 9.1. For the avoidance of doubt, this Section 9.2(d) shall not apply to claims under Section 9.2(b)(v) with respect to Pre-Closing Taxes, and any Pre-Closing Tax claims under Section 9.2(b)(v) shall survive until thirty (30) days following the expiration of the applicable statute of limitations (as the same may be extended).

(e) Notwithstanding anything in this Article 9 to the contrary, the HEP Indemnified Parties will not be entitled to indemnification for any Damages pursuant to Section 9.2(b)(v) (except to the extent such Damages arise out of, result from or relate to (i) Income Taxes or (ii) Property Taxes, in which case this Section 9.2(e) shall not apply) unless and until the aggregate of all such indemnifiable Damages exceeds an aggregate amount of $1,000,000.

(f) Notwithstanding anything to the contrary in this Section 9.2, the Sinclair HoldCo Indemnified Parties, on the one hand, and the HEP Indemnified Parties, on the other hand, shall not be entitled to indemnification under this Article 9 for any Damages to the extent the amount of such Damages was taken into account in the calculation of the Closing Adjustment Amount.

Section 9.3 Procedures.

(a) If any Sinclair HoldCo Indemnified Party seeks indemnification pursuant to Section 9.2(a), or if any HEP Indemnified Party seeks indemnification pursuant to Section 9.2(b), the Person seeking indemnification (the “Indemnified Party”) shall give written notice to the Party from whom such indemnification is sought (the “Indemnifying Party”) promptly (and in any event within fifteen (15) days) after the Indemnified Party (or, if the Indemnified Party is not a natural person, any Representative of the Indemnified Party) becomes aware of the facts giving rise to such claim for indemnification (an “Indemnified Claim”) specifying in reasonable detail the factual basis of the Indemnified Claim, stating the amount of Damages (or if not known, a good faith estimate of the amount of Damages) and the method of computation thereof, containing a reference to the provision of this Agreement in respect of which such Indemnified Claim arises and a copy of any papers theretofore served on or delivered to the Indemnified Party and demanding indemnification therefor. The failure of an Indemnified Party to provide notice in accordance with this Section 9.3(a), or any delay in providing such notice, shall not limit the Indemnified Party’s rights or constitute a waiver of the Indemnified Party’s claims to indemnification pursuant to Section 9.2, except to the extent that any such failure or delay in giving notice causes the amounts paid or to be paid by the Indemnifying Party to be greater than they otherwise would have been or otherwise results in prejudice to the Indemnifying Party. Notwithstanding anything to the contrary contained in this Agreement, HEP shall deliver notice of any Indemnified Claim on behalf of any HEP Indemnified Party and Sinclair HoldCo shall deliver notice of any Indemnified Claim on behalf of any Sinclair HoldCo Indemnified Party. For the avoidance of doubt, no HEP Indemnified Party (other than HEP) and no Sinclair HoldCo Indemnified Party (other than Sinclair HoldCo) shall be entitled to bring an indemnification claim hereunder, it being understood that HEP may bring, but shall not be required to bring, any indemnification claim on behalf of any HEP Indemnified Party and Sinclair HoldCo may bring, but shall not be required to bring, any indemnification claim on behalf of any Sinclair HoldCo Indemnified Party.

(b) The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within thirty (30) days of receipt of written notice of such Indemnified Claim, to assume the defense and control of any Third Party Claim (so long as prior to assuming the defense of same, the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party in writing), including the appointment and selection of counsel on behalf of the Indemnified Party so long as such counsel is reasonably acceptable to the Indemnified Party; provided, however, if the Indemnifying Party declines or fails to assume the defense of such Third Party Claim pursuant to this Section 9.3(b), then any Damages relating to such Indemnified Claim will include the reasonable fees and expenses (including reasonable attorneys’ fees and expenses) incurred by the Indemnified Party with respect thereto. Notwithstanding anything to the contrary in this Section 9.3(b), the Indemnified Party will control such indemnification claim (i) to the extent that the object of such Third Party Claim is to obtain an injunction, restraining order, declaratory relief or other material non-monetary relief against the Indemnified Party, (ii) if the named parties to any such Proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and the former shall have been advised in writing by counsel (with a copy to the Indemnifying Party) that there are one or more legal or equitable defenses available to it that are different from or additional to those available to Indemnifying Party, (iii) if the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend the Third Party Claim and provide indemnification with respect to such Third Party Claim, (iv) if the Third Party Claim arises in connection with any criminal Proceeding against the Indemnified Party, (v) if the Third Party Claim, if adversely determined, would materially and adversely affect it or its Affiliates other than as a result of monetary Damages for which it would be entitled to indemnification under this Agreement (including by being reasonably likely to establish a precedent or custom that would be materially adverse to the Indemnified Party, whether or not monetary Damages are also asserted in connection with such claim), or (vi) an actual or readily apparent conflict of interest exists between the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim that precludes effective joint representation; provided, that, in each case the Indemnifying Party will have reasonable information and consultation rights in connection therewith and the Indemnified Party not shall settle such Third Party Claim without the Indemnifying Party’s prior consent, such consent not to be unreasonably withheld, conditioned or delayed, unless (A) such settlement includes an unconditional release from all Damages with respect to the Third Party Claim in favor of the Indemnified Party or (B) the Indemnified Party stipulates in writing that there are no Damages for which it is entitled to indemnification under this Article 9. Whether the Indemnifying Party or the Indemnified Party is defending and controlling any such Third Party Claim, it shall select counsel, contractors, experts and consultants of recognized standing and competence, shall take reasonable steps necessary in the investigation, defense or settlement thereof, and shall diligently and promptly pursue the resolution thereof. The Indemnified Party shall, and shall cause each of its Affiliates and Representatives to, cooperate with the Indemnifying Party in connection with any Third Party Claim. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its sole cost and expense. If the Indemnifying Party assumes the defense of any such Third Party Claim but fails to diligently prosecute such Third Party Claim, the Indemnified Party may assume control of such defense and in the event it is finally determined that the Third Party Claim was a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Section 9.3, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses).

(c) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, (i) that does not unconditionally release the Indemnified Party from all Liabilities and obligations with respect to such Third Party Claim, (ii) that imposes injunctive or other equitable relief against the Indemnified Party, (iii) that contains any admission or statement admitting or suggesting any wrongdoing or Liability on behalf of the Indemnified Party, or (iv) under which the Indemnified Party would be required to pay any portion of any monetary Damages arising as a result of the Third Party Claim, in each case without the Indemnified Party’s prior written consent.

(d) If an Indemnifying Party makes any payment on an Indemnified Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims or benefits of the Indemnified Party with respect to such claim.

Section 9.4 Release.

Effective as of the Closing, Sinclair HoldCo, on the one hand, and HEP, on the other hand, on their own behalf and on behalf of each of their respective Affiliates and their respective Representatives and their respective successors and assigns (each a “Releasing Person”), hereby fully and unconditionally releases, acquits and forever discharges the other Party and such Party’s Affiliates and their respective Representatives and their respective successors and assigns (each a “Released Person”) from all debts, Proceedings, costs, expenses, torts, Damages, offsets, judgments and Liabilities whatsoever, of every name and nature, whether in Law (including Environmental Laws) or in equity, whether in Contract or in tort or otherwise, known or unknown, accrued or unaccrued, contingent or otherwise, including in respect of any right of indemnification, contribution, subrogation or reimbursement, which have been or could have been asserted against any Released Person, that any Releasing Person has or ever had to the extent arising out of, resulting from or relating to the Company Group, Sinclair HoldCo or their operations, affairs, or conduct of business prior to or at the Closing (each a “Released Claim”), except for Fraud and except as expressly provided in Section 9.1 or Section 9.2. Sinclair HoldCo, on the one hand, and HEP, on the other, further covenants and agrees (a) that it will not, and will cause its Affiliates and its and their respective Representatives not to, take any action inconsistent with this Section 9.4 (including commencing any Proceeding in respect of, or directly or indirectly transferring to another Person, any Released Claim) and (b) to indemnify and hold harmless each Released Person from and against and in respect of any and all such debts, Proceedings, costs, expenses, torts, Damages, offsets, judgments and Liabilities whatsoever, of every name and nature, incurred by any Released Person as a result of any action by such Party or any of its Affiliates that is inconsistent with this Section 9.4. This Section 9.4 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Persons and is binding on all successors and assigns of Sinclair HoldCo, on the one hand, and HEP, on the other hand.

ARTICLE 10.

MISCELLANEOUS

Section 10.1 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with written confirmation of receipt) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Article 10):

if to any member of the Company Group prior to the Closing:

c/o The Sinclair Companies

550 East South Temple

Salt Lake City, UT 84102

Attn:               Lynn Hart

Telephone:     (801) 524-2756

Email:             lhart@sinclairoil.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attn:               Scott N. Wulfe

      Alan Beck

Telephone:     (713) 758-2750

      (713) 758-3638

Email:             swulfe@velaw.com

      abeck@velaw.com

if to Sinclair HoldCo:

The Sinclair Companies

550 East South Temple

Salt Lake City, UT 84102

Attn:               Lynn Hart

Telephone:     (801) 524-2756

Email:             lhart@sinclairoil.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attn:               Scott N. Wulfe

      Alan Beck

Telephone:     (713) 758-2750

      (713) 758-3638

Email:             swulfe@velaw.com

      abeck@velaw.com

if to HEP or to a member of the Company Group following the Closing:

Holly Energy Partners, L.P.

c/o Holly Logistic Services, L.L.C.

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

Email: president-HEP@hollyenergy.com

Attn:   President

with a copy to (which shall not constitute notice):

Holly Energy Partners, L.P.

c/o Holly Logistic Services, L.L.C.

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

Attention: General Counsel

Email address: general.counsel@hollyenergy.com

And

Bracewell LLP

711 Louisiana Street, Suite 2300

Attn:               Jason M. Jean

Telephone:     (713) 221-1328

Email:             jason.jean@bracewell.com

and

Watchtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, NY 10019

Attn: David A. Katz; Elina Tetelbaum

Telephone: (212) 403-1361; (212) 403-1061

Email: DAKatz@wlrk.com; ETetelbaum@wlrk.com

Section 10.2 Amendment; Waiver.

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and, in the case of an amendment, signed by the Parties. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure or delay by any Party in exercising any right, remedy, power or privilege arising hereunder shall operate or be construed as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any Party without the prior written consent of the other Party.

Section 10.4 Entire Agreement.

This Agreement (including Annexes, Schedules and Exhibits), the Business Combination Agreement (including Annexes, Schedules and Exhibits) and the Reorganization Agreement (including Annexes, Schedules and Exhibits) comprise the entire agreement among the Parties with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such subject matters, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement, the Business Combination Agreement or the Reorganization Agreement.

Section 10.5 Parties in Interest; Non-Recourse Parties.

(a) This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns. Except as provided in Section 6.10(c), Section 9.2 and Section 9.4 this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer on any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(b) Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Contemplated Transactions, may only be made against the entities and Persons that are expressly identified as Parties in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any Liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Contemplated Transactions or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary Damages from, any Non-Recourse Party.

Section 10.6 Public Disclosure.

Neither Sinclair HoldCo nor any of its Affiliates shall issue or make any communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement or the Contemplated Transactions without the prior written consent of HEP (which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may, be required by Law or the rules or regulations of any applicable securities exchange or similar organization. Prior to issuing or making any communication, release or announcement to the public with respect to the Contemplated Transactions, HEP shall allow Sinclair HoldCo reasonable time to comment thereon and HEP shall consider in good faith the comments of Sinclair HoldCo in advance of such issuance. Notwithstanding the foregoing, each Party may make internal announcements to its respective employees that are consistent with any prior public disclosures regarding the Contemplated Transactions after reasonable prior notice to and consultation with the other Parties.

Section 10.7 Expenses.

Regardless of whether the Contemplated Transactions are consummated, each of the Parties shall be responsible for the payment of its own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such Party.

Section 10.8 Governing Law.

This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.9 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.10 Severability.

If any term or provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability in any jurisdiction affect the validity, legality or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.11 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or other security.

(c) If prior to the End Date, any Party hereto brings an Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such Action. Notwithstanding anything to the contrary contained herein or otherwise, after the Closing, no Party may seek to rescind this Agreement or any of the Contemplated Transactions.

Section 10.12 Exclusive Jurisdiction.

Any Proceeding arising out of or relating to this Agreement or any Contemplated Transactions shall only be brought in the Court of Chancery of the State of Delaware or if such court does not have jurisdiction, in any federal court within the State of Delaware only, and each Party expressly consents to personal jurisdiction and venue in such courts, waiving any claim of improper venue or that such courts are an inconvenient forum, or the absence of any property in the forum. Each Party irrevocably consents to the service of process of any of the aforementioned courts in any such Proceeding by the providing of notice in accordance with the provisions of Article 10.

Section 10.13 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

Section 10.14 Attorney Client Privilege; Waiver of Conflicts.

All communications involving attorney-client confidences between directors, officers or employees of Sinclair HoldCo or its Subsidiaries, including the Company Group, or direct or indirect holders of equity interests in Sinclair HoldCo, on the one hand, and Vinson & Elkins L.L.P., on the other hand, in the course of the negotiation, documentation and consummation of the Contemplated Transactions shall be deemed to be attorney-client confidences that belong solely to Sinclair HoldCo (and not the Company Group). Accordingly, the Company Group shall have no access to any such communications or to the files of Vinson & Elkins L.L.P. relating to such engagement from and after the Closing. Without limiting the generality of the foregoing, from and after the Closing, (a) Sinclair HoldCo (and not the Company Group) shall be the sole holder of the attorney-client privilege with respect to such engagement, and no member of the Company Group shall be a holder thereof, (b) to the extent that files of Vinson & Elkins L.L.P. in respect of such engagement constitute property of the client, only Sinclair HoldCo (and not Company Group) shall hold such property rights and (c) Vinson & Elkins L.L.P. shall have no duty whatsoever to reveal or disclose any such communications involving attorney-client confidences or files to any members of the Company Group by reason of any attorney-client relationship between Vinson & Elkins L.L.P. and any member of the Company Group.

[Signature Pages Follow]

The Parties have executed or caused this Agreement to be executed as of the date first written above.

HEP

HOLLY ENERGY PARTNERS, L.P.

By: HEP Logistics Holdings, L.P., its General Partner

By: Holly Logistic Services, L.L.C., its General Partner

By:	/s/ Michael C. Jennings

Name:	Michael C. Jennings
Title:	Chief Executive Officer

[Signature Page to Contribution Agreement]

SINCLAIR HOLDCO

THE SINCLAIR COMPANIES

By:	/s/ Ross B. Matthews

Name:	Ross B. Matthews
Title:	Chief Operating Officer

COMPANY

SINCLAIR TRANSPORTATION COMPANY

By:	/s/ Peter M. Johnson

Name:	Peter M. Johnson
Title:	Vice President

[Signature Page to Contribution Agreement]

ANNEX A

DEFINITIONS

Unless the context otherwise requires, the capitalized terms used in this Agreement have the meanings specified or referenced below:

“280G Approval” has the meaning ascribed to such term in Section 6.7(b).

“280G Disqualified Individual” has the meaning ascribed to such term in Section 6.7(a).

“280G Waiver” has the meaning ascribed to such term in Section 6.7(b).

“Action” means any actual or threatened claim, action, suit, proceeding, investigation, or other similar legal proceeding, whether civil, criminal, administrative or investigative.

“Adjustment Time” means, (a) if the Closing Date is on the first day of a calendar month, 12:01 a.m. on the Closing Date, or (b) if the Closing Date is not the first day of a calendar month, 12:01 a.m. on the first day of the calendar month in which the Closing Date occurs.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made, where the term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. Prior to the Closing, the Company Group shall be considered Affiliates of Sinclair HoldCo, and following the Closing, the Company Group shall be considered Affiliates of HEP.

“Agreement” means this Contribution Agreement, as it may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocation Schedule” has the meaning ascribed to such term in Section 6.3(j).

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar laws regulating antitrust, competition or restraint of trade of any U.S., foreign or international jurisdiction.

“Assumed Liabilities” means (a) all Liabilities, other than Retained Liabilities, of any kind, character or description, to the extent arising out of, resulting from or relating to, the operation, affairs or conduct of the Downstream Business or Midstream Business, including, for the avoidance of doubt, all Liabilities related to the refinery and associated assets in Tulsa, Oklahoma previously owned by the Company Group, whether before, at or after the Closing and (b) Employment Liabilities.

ANNEX A-1

“Base Cash Consideration” has the meaning ascribed to such term in Section 2.1(b).

“Benefit Plan” means including each “employee benefit plan” within the meaning of Section 3(3) of ERISA and each other employment, consulting, offer letter, executive compensation, pension, profit-sharing, retirement, deferred compensation, bonus, commission or other incentive, stock option, stock grant, phantom equity or other equity or equity-based, change in control, transaction, retention, severance, termination, salary continuation, welfare, health, medical, dental, vision, disability, life insurance, accidental death and dismemberment, cafeteria, flexible spending account, health spending account, health reimbursement arrangement, paid time off, tuition reimbursement or scholarship, loan, gross-up, workers’ compensation, fringe or any other plan, agreement, contract, obligation, program, policy, practice or arrangement with respect to compensation, benefits or terms and conditions of employment or service of any current or former employee or independent contractor, including with respect to a single individual, and in each case whether or not reduced to writing, funded, tax-qualified, subject to ERISA or legally enforceable.

“Benefits Liabilities” means all Liabilities arising out of, resulting from or relating to the Sinclair Benefit Plans or any other Benefit Plan maintained, sponsored or contributed to by Sinclair HoldCo or any of its ERISA Affiliates or under which any Sinclair HoldCo or any of its ERISA Affiliates has or could reasonably be expected to have any Liability, in each case, whether before, at, or after the Closing (including, for the avoidance of doubt, any Liabilities arising under Section 4980H of the Code or otherwise arising from any failure to offer benefits to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) or any other current or former employee or independent contractor of Sinclair HoldCo or its ERISA Affiliates).

“Business Combination” has the meaning ascribed to such term in the Recitals.

“Business Combination Agreement” has the meaning ascribed to such term in the Recitals.

“Business Day” means a day (excluding Saturday and Sunday) on which banks are generally open for business in the State of Texas.

“Business Intellectual Property Rights” means all Owned Business Intellectual Property Rights and Licensed Business Intellectual Property Rights.

“Cash” as of any time means, without duplication, all cash and cash equivalents, including deposits, marketable securities, any checks received (but not yet deposited), and any cash collateral accounts, in each case as determined in accordance with the accounting principles set forth on Schedule 2.2(a); it being understood that Cash shall be reduced by the amount of any checks written (but not yet cashed) (to the extent the Liability related thereto has not been included in the calculation of Closing Working Capital).

“Casualty Event” has the meaning ascribed to such term in Section 6.14(a).

“Closing” means the consummation of the transactions contemplated by this Agreement.

ANNEX A-2

“Closing Accounting Statement” has the meaning ascribed to such term in Section 2.2(a).

“Closing Adjustment Amount” means, as of any date of determination, an amount (which may be positive or negative) equal to (a) Final Closing Working Capital, minus Estimated Closing Working Capital, plus (b) Final Closing Cash, minus Estimated Closing Cash, minus (c) Final Closing Indebtedness, minus Estimated Closing Indebtedness.

“Closing Cash” means Cash of the Company Group as of the Adjustment Time.

“Closing Date” has the meaning ascribed to such term in Section 3.1.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company Group as of the Adjustment Time, determined in accordance with the accounting principles set forth on Schedule 2.2(a), without giving effect to the Contemplated Transactions.

“Closing Working Capital” means Working Capital as of the Adjustment Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Benefit Plan” means each Benefit Plan (i) that is maintained, sponsored or contributed to by any member of the Company Group or (ii) under which any member of the Company Group has or could reasonably be expected to have any Liability. For the avoidance of doubt, “Company Benefit Plan” shall not include any HoldCo Benefit Plan.

“Company Conversion” has the meaning ascribed to such term in Section 6.17.

“Company Disclosure Schedules” has the meaning ascribed to such term in Article 4.

“Company Employees” has the meaning ascribed to such term in Section 4.18(a).

“Company Employment Group” means, with respect to services provided to the Company Group, collectively, the Company Group, Sinclair HoldCo and its Affiliates.

“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authority; Binding Effect), Section 4.3(a) (Non-Contravention of Organizational Documents), Section 4.6 (Capitalization of the Company), Section 4.7(a) and (b) (Subsidiaries; Equity Ownership), Section 4.24 (Brokers) and Section 4.26 (Board Approval).

“Company Group” means the Company and all of the Company Subsidiaries, collectively.

“Company LLC Interests” has the meaning ascribed to such term in the Recitals.

“Company Marks” has the meaning ascribed to such term in Section 6.13.

ANNEX A-3

“Company Reorganization” has the meaning ascribed to such term in the Recitals.

“Company Revolving Credit Facility” means that certain Fourth Amended and Restated Credit Agreement, dated as of July 24, 2018 among Sinclair HoldCo, as borrower, the subsidiaries of Sinclair HoldCo party thereto, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent and issuing bank, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Company Software” means all of the Software owned exclusively by any of the Company Group.

“Company Subsidiary” has the meaning ascribed to such term in Section 4.7(a).

“Company Systems” means the hardware (whether general purpose or special purpose), servers, circuits, platforms, computers, cable, networks and other computer systems that are owned by, or used in the operation of the business of, any of the Company Group.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Sinclair Oil Corporation and HFC, dated as of August 31, 2020.

“Consent Adjustment” has the meaning ascribed to such term in Section 6.21.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including the Sinclair Contribution, and the performance by the Parties of their respective obligations under this Agreement. For purposes of clarity, the Contemplated Transactions do not include the transactions being consummated pursuant to the Business Combination Agreement.

“Contract” means any agreement, contract, obligation or undertaking (whether written or oral) that is or is intended to be legally binding.

“Copyrights” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Credit Support Arrangements” has the meaning ascribed to such term in Section 6.20(a).

“Current Assets” means the current assets of the Company Group on a consolidated basis determined in accordance with the accounting principles set forth on Schedule 2.2(a), a sample calculation of which is set forth on Schedule 2.2(a) under the heading “Current Assets.”

“Current Liabilities” means the current liabilities of the Company Group on a consolidated basis determined in accordance with the accounting principles set forth on Schedule 2.2(a), a sample calculation of which is set forth on Schedule 2.2(a) under the heading “Current Liabilities.”

“D&O Person” means each current and former director or officer of the Company Group and each Person who serves or served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee plan or enterprise if such service is/was at the request or for the benefit of the Company Group (together with any such Person’s heirs, successors, executors or administrators).

ANNEX A-4

“Damages” means any and all loss, cost, damages, Taxes, amounts paid in settlement, cost, expense (including reasonable fees of, and actual disbursements by, attorneys, consultants, experts or other Representatives, including litigation costs), fine, penalty, judgement, or liability of any other nature.

“Disputed Item” has the meaning ascribed to such term in Section 2.2(b).

“Divestiture Action” has the meaning ascribed to such term in Section 6.2(b).

“Divestiture Units” has the meaning ascribed to such term in Section 2.1(f)(iv).

“DOJ” means the Antitrust Division of the United States Department of Justice.

“Domain Names” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Downstream Business” means the ownership, operation, management and maintenance of the Facilities and all associated assets and infrastructure pertaining to the downstream business of the Company Group, including all activities related thereto (including the direct or indirect participation in the refining, transportation, marketing, storage or sale of hydrocarbons and refined products), but, for the avoidance of doubt, excluding the Retained Business, the Retained Liabilities, Legacy Assets and the Midstream Business.

“Employment Liabilities” means Liabilities of any kind, character or description to extent arising out of, resulting from or relating to the employment or engagement of individuals providing services to the Downstream Business or Midstream Business whether before, at, or after the Closing, excluding all Benefits Liabilities.

“Encumbrance” means any charge, claim, lien (statutory or otherwise), option, pledge, security interest, mortgage, deed of trust, easement, encroachment, right of first refusal or first offer or restriction or encumbrance of any kind.

“End Date” has the meaning ascribed to such term in Section 8.1(d).

“Environment” shall mean surface water, groundwater, land, surface or subsurface strata, ambient air, indoor air, and flora, fauna and biota.

“Environmental Law” means Laws or Orders of any Governmental Authority relating to pollution or protection of the Environment, worker health and occupational safety, including Laws or Orders related to the Release or threatened Release of, or exposure to, any Hazardous Material and/or governing the handling, use, generation, treatment, recycling, storage, transportation, disposal, manufacture, registration, distribution, formulation, packaging or labeling of Hazardous Materials.

ANNEX A-5

“Environmental Notice” means any written complaint, citation, notice, demand or claim arising from or regarding any actual or alleged noncompliance with any Environmental Law or Law or Order of any Governmental Authority issued thereunder or Environmental Permit, any actual or alleged liability or any potential responsibility for the assessment, investigation, response, removal, remediation, corrective action or monitoring costs related to a Release of any Hazardous Material under Environmental Laws.

“Environmental Permit” means any federal, state, local, provincial, or foreign permits, licenses, approvals, registrations, waivers, consents or authorizations required or issued by any Governmental Authority under or in connection with any Environmental Law.

“Equitable Exceptions” has the meaning ascribed to such term in Section 4.2(b)

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, together with the applicable Person, any other Person that is or was at any time treated as a single employer with such Person under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which the applicable Person is or has been a general partner.

“Estimated Adjustment Payment” means an aggregate amount of cash (which may be a negative number) equal to: (i) the Estimated Closing Working Capital Adjustment, plus (ii) the Estimated Closing Cash, minus (iii) the Estimated Closing Indebtedness.

“Estimated Closing Cash” has the meaning ascribed to such term in Section 2.1(d).

“Estimated Closing Indebtedness” has the meaning ascribed to such term in Section 2.1(d).

“Estimated Closing Working Capital” has the meaning ascribed to such term in Section 2.1(d).

“Estimated Closing Working Capital Adjustment” means the amount (which may be a negative number) equal to (a) Estimated Closing Working Capital minus (b) the Working Capital Target Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excise Taxes” means all federal, state and local fuel excise Taxes, including motor fuel Taxes imposed under Sections 4041 and 4081 of the Code, federal oil spill liability Taxes imposed under Section 4611 of the Code and any similar Taxes (which shall include for purposes of this definition petroleum product delivery fees, petroleum product inspection fees, petroleum release and cleanup fees, underground storage tank and release fees, environmental surcharge fees, propane education and research fees, and any similar fees, in each case, that apply generally to industry participants and that are in the nature of a Tax).

“Facilities” means the Refineries and the Company’s Wyoming Renewable Diesel Facility, located in Sinclair, Wyoming.

“FERC” has the meaning ascribed to such term in Section 4.29(a).

ANNEX A-6

“FERC Waiver” has the meaning ascribed to such term in Section 4.29(b).

“Final Allocation” has the meaning ascribed to such term in Section 6.3(j).

“Final Closing Cash” has the meaning ascribed to such term in Section 2.2(c).

“Final Closing Indebtedness” has the meaning ascribed to such term in Section 2.2(c).

“Final Closing Working Capital” has the meaning ascribed to such term in Section 2.2(c).

“Financial Statement Businesses” has the meaning ascribed to such term in Section 4.5(a).

“Financial Statements” has the meaning ascribed to such term in Section 4.5(a).

“Fraud” means a knowing and intentional misrepresentation of a material fact or concealment of a material fact by a Party with respect to any representation or warranty by the Party in Article 4 or 5 of this Agreement (or the corresponding Company Disclosure Schedules or HEP Disclosure Schedules, as applicable) (but not, for the avoidance of doubt, in any other actual or alleged representation or warranty made orally or in writing), which is made or concealed with the intent of inducing another Party to enter into this Agreement and upon which such other Party has reasonably relied (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).

“FTC” means the United States Federal Trade Commission.

“GAAP” means the generally accepted accounting principles and practices in effect in the United States from time to time, as applied on a consistent basis by the Company.

“Governmental Authority” means any national, federal, state, regional, provincial, local or municipal administrative, judicial, legislative, executive, regulatory, police or taxing government or governmental or quasi-governmental authority of any nature, including any agency, branch, bureau, department, official or government-owned, government-operated, or government-controlled entity or any court or other tribunal, whether domestic or foreign.

“Hazardous Material” means any chemical, material, substance or waste defined or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law, including any petroleum, waste oil or petroleum constituents or by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, polychlorinated biphenyls, per- and polyfluoroalkyl substances; and any other chemicals, materials, substances or wastes in any amount or concentration for which Liability is imposed under Environmental Laws.

“HEP” has the meaning ascribed to such term in the Preamble.

“HEP Common Unitholders” has the meaning ascribed to such term in the Recitals.

“HEP Common Units” means the common units representing limited partner interests of HEP.

ANNEX A-7

“HEP Disclosure Schedules” means both the disclosure schedules containing certain exceptions to, or information required by, the representations and warranties in Article 5 of this Agreement delivered by HEP to Sinclair HoldCo concurrently with the execution of this Agreement and any information in the HEP SEC Documents publicly available and filed with or furnished to the Commission after January 1, 2021 and before the date of this Agreement (excluding any disclosures in the HEP SEC Documents (i) in any risk factors section, (ii) in the “Forward-Looking Statements” section and (iii) in any other disclosures that are similarly predictive, cautionary or forward-looking in nature), to the extent the relevance of such information to the representations and warranties in Article 5 is reasonably apparent on the face of such information. For the avoidance of doubt, any reference in this Agreement to a specific schedule of the HEP Disclosure Schedules shall also be deemed to be a reference to any applicable HEP SEC Documents to the extent satisfying the criteria set forth in this definition.

“HEP Easements” has the meaning ascribed to such term in Section 5.8(c).

“HEP Financial Statements” has the meaning ascribed to such term in Section 5.21(b).

“HEP Entities” means each of HEP and all of its respective Significant Subsidiaries.

“HEP Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.3(a) (Non-Contravention of Organizational Documents), Section 5.5 (Capitalization of HEP), Section 5.6(a) and (c) (Subsidiaries; Equity Ownership), Section 5.19 (Brokers) and Section 5.24 (Approval).

“HEP General Partner” has the meaning ascribed to such term in Section 5.5(a).

“HEP Indemnified Parties” has the meaning ascribed to such term in Section 9.2(b).

“HEP Intellectual Property Rights” means all Owned HEP Intellectual Property Rights and Licensed HEP Intellectual Property Rights.

“HEP Leased Real Property” has the meaning ascribed to such term in Section 5.8(a).

“HEP Leases” has the meaning ascribed to such term in Section 5.8(a).

“HEP Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had (a) a material and adverse effect on the assets, business, financial condition or results of operations of the HEP Entities, taken as a whole, or (b) a material and adverse effect on the ability of HEP to consummate the Contemplated Transactions; provided, however, that, in the case of clause (a) above, none of the following shall be taken into account in determining whether there has been a HEP Material Adverse Effect: (i) changes or conditions generally affecting the economy or the financial markets in the United States or globally; (ii) changes or conditions generally affecting the industries in which the HEP Entities operate; (iii) armed hostilities, acts of war, terrorism, military actions or any escalation or material worsening thereof following the date hereof; (iv) changes in Laws (including applicable Environmental Laws) or GAAP, or in the interpretation thereof; (v) the announcement of this Agreement or the pendency of the Contemplated Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, vendors,

ANNEX A-8

partners, or employees); (vi) compliance by HEP with this Agreement, any actions taken or not taken by HEP that are required to be taken or not taken pursuant to this Agreement; (vii) the failure, in and of itself, of the HEP Entities to meet any projections, forecasts, estimates or predictions (provided that any event, occurrence, fact, condition or change that caused or contributed to such failure to meet any projection, forecast, estimate or prediction shall not be excluded from the definition of HEP Material Adverse Effect for purposes of this clause (vii)); (viii) any effects of weather, geological or meteorological events or other natural disaster; (ix) any strikes, work stoppages or other labor disturbances; (x) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; or (xi) any increases in the costs of commodities or supplies or decreases in the price of refined or finished products; except to the extent such effect relating to or arising in connection with matters described in clauses (i), (ii), (iii), (iv), (viii), (ix) and (x) above disproportionately affects the HEP Entities, as compared to other Persons that conduct business in, and derive substantially all of their revenues from, the industries in which the HEP Entities are engaged within the geographic area in which the HEP Entities principally operate.

“HEP Material Contracts” has the meaning ascribed to such term in Section 5.9(a).

“HEP Officer’s Certificate” has the meaning ascribed to such term in Section 3.2(b)(ii).

“HEP Owned Real Property” has the meaning ascribed to such term in Section 5.8(a).

“HEP Performance Unit Award” means each award of performance units granted under the HEP Plan representing the right to receive shares of HEP Common Units.

“HEP Phantom Unit Award” means each award of phantom units granted under the HEP Plan representing the right to receive shares of HEP Common Units.

“HEP Plan” means the Holly Energy Partners, L.P. Amended and Restated Long-Term Incentive Plan, as amended.

“HEP Real Property” means the HEP Owned Real Property and the HEP Leased Real Property.

“HEP Restricted Unit Award” means each award of restricted units granted under the HEP Plan representing the right to receive units of HEP Common Units.

“HEP SEC Documents” has the meaning ascribed to such term in Section 5.21(a).

“HEP Software” means all of the Software owned exclusively by any of the HEP Entities.

“HEP Systems” means the hardware (whether general purpose or special purpose), servers, circuits, platforms, computers, cable, networks and other computer systems that are owned by, or used in the operation of the business of, any of the HEP Entities.

“HEP Title Policies” means, collectively, ALTA owner’s policies of title insurance, with such endorsements as may be required by HEP, and otherwise in form and substance reasonably satisfactory to HEP, effective as of the Closing Date, insuring the applicable Company Group member’s good and marketable fee simple title to the Insured Sinclair Owned Real Property (and such Company Group member’s rights under any easements appurtenant thereto), free and clear of all Encumbrances, except Permitted Encumbrances.

ANNEX A-9

“HFC” has the meaning ascribed to such term in the Recitals.

“Historical Financial Statements” has the meaning ascribed to such term in Section 4.5(a).

“HoldCo Benefit Plan” means each Benefit Plan with respect to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) that (i) is maintained, sponsored or contributed to by Sinclair HoldCo or any of its ERISA Affiliates (other than the Company Group) or under which Sinclair HoldCo or any of its ERISA Affiliates (other than the Company Group) has or could reasonably be expected to have any Liability.

“Hospitality Business” means (a) the ownership, operation and management of hotels in Utah, Wyoming, Arizona and California, including (i) Little America Hotels and Resorts and (ii) various roadside hotel and truck stop properties, (b) the ownership, operation and management of ski resort properties in Utah and Idaho, including Sun Valley Ski Resort, (c) the ownership, operation and management of the Sinclair branded retail location in each of (i) Mountain Green, Utah, (ii) Salt Lake City, Utah and (iii) Sun Valley, Idaho, and (d) the ownership and management of the properties set forth on Schedule 1.1(d) and other undeveloped real estate for future development or sale, which real estate is not related to the crude supply, refining, logistics or refined products marketing businesses of the Company Group or used in support of the Sinclair brand.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Taxes” means any federal, state, local or foreign Tax (i) measured or imposed on or with reference to net income or gross income (in lieu of net income) or (ii) imposed on, or with reference to, multiple bases including net income.

“Income Tax Returns” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, with respect to the Company Group, without duplication, (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage, loan or other debt instrument or debt security, (c) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Adjustment Time, (d) obligations, contingent or otherwise, under any lease arrangements that are required to capitalized under GAAP, (e) obligations for purchase price adjustments, royalty payments, the deferred purchase price of property, assets, services or equity interests, including “earn-outs” and “seller notes” (but excluding any trade payables, purchase orders, accrued expenses or Contracts for the purchase of goods or services prior to the delivery of such goods or services, in each case arising in the ordinary course of business), (f) obligations under any derivative financial instruments, including interest rate swaps, collars, caps, hedging and other derivative and similar

ANNEX A-10

arrangements, (g) obligations (that are not otherwise Indebtedness) secured by an Encumbrance (other than any Permitted Encumbrance) on property owned by any member of the Company Group, (h) amounts owed to any Affiliates of any member of the Company Group (other than amounts owed between members of the Company Group), (i) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (h) above and (j), and (j) for clauses (a) through (i) above, all accrued interest thereon, if any, and, solely in the case of the Specified Funded Indebtedness, any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of such Specified Funded Indebtedness on the Closing Date. For the avoidance of doubt, Indebtedness shall not include (i) trade payables, (ii) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled as of the Adjustment Time, (iii) any intercompany Indebtedness of the Company and the Company Subsidiaries, (iv) any Indebtedness incurred by the HEP and its Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (v) any endorsement of negotiable instruments for collection in the ordinary course of business, (vi) any deferred revenue, (vii) any Taxes of the Company or any Company Subsidiary or (viii) any liability under any Contract, agreement or other arrangement between the Company or any Company Subsidiary, on the one hand, and HEP or any of its Affiliates, on the other hand.

“Indebtedness Payoff Amount” means the aggregate principal amount of the Specified Funded Indebtedness, plus all accrued but unpaid interest, fees and other amounts payable thereon (including any premiums, penalties or other obligations relating thereto), in each case, calculated as of the Adjustment Time without giving effect to the Contemplated Transactions.

“Indemnified Claim” has the meaning ascribed to such term in Section 9.3(a).

“Indemnified Party” has the meaning ascribed to such term in Section 9.3(a).

“Indemnifying Party” has the meaning ascribed to such term in Section 9.3(a).

“Independent Accountant” has the meaning ascribed to such term in Section 2.2(c).

“Insurance Policies” has the meaning ascribed to such term in Section 4.20.

“Insured Sinclair Owned Real Property” means those parcels of Sinclair Owned Real Property with respect to which HEP elects to purchase title insurance at Closing.

“Intellectual Property Rights” means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all: (i) patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals, and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (clause (i), collectively, “Patents”); (ii) trademarks, service marks, trade names, trade dress, logos, corporate names and other similar indicia of origin or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (clause (ii), collectively, “Trademarks”); (iii) copyrights, works of authorship (including any rights in software), including copyrights in Software website content and code, documentation, advertising copy, marketing materials, specifications, translations, drawings, graphics, databases and all

ANNEX A-11

registrations, applications, renewals, extensions and reversions of any of the foregoing (clause (iii), collectively, “Copyrights”); (iv) trade secrets, confidential business information and other proprietary information (including concepts, ideas, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings, methods, know-how, technical data and databases, discoveries, inventions, rights in research and development, formulas, modifications, extensions, software algorithms, improvements and other proprietary rights) (clause (iv), collectively, “Trade Secrets”); (v) domain names, domain name registrations and rights, social media accounts, and web pages (clause (v), collectively, “Domain Names”); (vi) rights of privacy and publicity; and (vii) the right to sue and collect Damages for past, present and future infringement, misappropriation or other violation with respect to any of the foregoing intellectual property rights.

“Intended Tax Treatment” has the meaning ascribed to such term in Section 6.3(f)(i).

“Interim Balance Sheet” has the meaning ascribed to such term in Section 4.5(a).

“IRS” means the United States Internal Revenue Service.

“Joint Venture Interests” has the meaning ascribed to such term in Section 4.7(e).

“Joint Ventures” means Saddle Butte Pipeline III, LLC, a Delaware limited liability company, UNEV Pipeline, LLC, a Delaware limited liability company, and Pioneer Investments Corp., a Delaware corporation.

“Knowledge of the Company” means, when used with respect to the representations and warranties of Sinclair HoldCo and the Company in Article 4, the actual knowledge of one or more of the individuals identified on Schedule 1.1(a)(i) of such fact or matter (as opposed to imputed, implied, or constructive knowledge, and without any duty or obligations of inquiry).

“Knowledge of HEP” means, when used with respect to the representations and warranties of HEP in Article 5, the actual knowledge of one or more of the individuals identified in Schedule 1.1(a)(ii) of such fact or matter (as opposed to imputed, implied, or constructive knowledge, and without any duty or obligations of inquiry).

“Law” means any statute, law, ordinance, regulation, rule, code, Order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Legacy Assets” means (a) all refining, pipeline, storage or terminalling assets (including the former Shawnee, New Madrid, Iola and Mexico terminals and any pipeline and related assets, including pipeline breakout stations and tanks, owned or operated in or around Hartford, Illinois) (and associated real property interests and buildings or improvements related to the foregoing) that (i) were previously owned or operated by Sinclair HoldCo, its Affiliates (including the Company Group) or any of their respective former Affiliates, including those related to the Downstream Business or the Midstream Business, but have been disposed of prior to the Closing, other than the refinery and associated assets in Tulsa, Oklahoma, previously owned by the Company Group or (ii) are located off-site of the Sinclair Real Property and that have been permanently idled or are currently non-operational and not expected to return to operational service and (b) the assets listed on Schedule 1.1(e).

ANNEX A-12

“Legacy Liabilities” means (a) all Liabilities to the extent they arise out of, result from or relate to Sinclair Marketing, Inc. or Sinclair Services Company, (b) all Liabilities to the extent they arise out of, result from or relate to the Legacy Assets, including Liabilities specific to a Legacy Asset, such as environmental contamination of the particular Legacy Asset and any associated real property or adjacent real property, claims for personal injury or death arising out of the presence of environmental contamination at or emanating from any Legacy Asset, Liabilities relating to specific activities or operations at a Legacy Asset (other than activities constituting participation in the industry generally, which shall not constitute Legacy Liabilities in accordance with the proviso below) or Liabilities related to the dismantling or disposition of the particular Legacy Asset, and (c) the SFC Liabilities (as defined in the Reorganization Agreement); but, in all cases of clauses (a), (b) and (c) above, excluding (i) Employment Liabilities, (ii) products Liabilities and (iii) Liabilities that arise primarily from participation in the refining industry or any of the businesses of transporting, selling or marketing hydrocarbons or refined products generally and would be generally applicable to any participants in such industries, such as climate change litigation.

“Legal Restraint” means any temporary restraining order, preliminary or permanent injunction or other judgment or Order issued by any Governmental Authority.

“Liabilities” means all debts, liabilities, Taxes, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability) and regardless of whether such item would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Business Intellectual Property Rights” means Intellectual Property Rights that any third Person owns and that any member of the Company Group is licensed to use in its business as currently conducted and as proposed to be conducted.

“Licensed HEP Intellectual Property Rights” means Intellectual Property Rights that any third Person owns and that any of the HEP Entities is licensed to use in its business as currently conducted and as proposed to the conducted.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had (a) a material and adverse effect on the assets, business, financial condition or results of operations of the Company Group, taken as a whole, or (b) a material and adverse effect on the ability of the Company or Sinclair HoldCo to consummate the Contemplated Transactions; provided, however, that, in the case of clause (a) above, none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes or conditions generally affecting the economy or the financial markets in the United States or globally; (ii) changes or conditions generally affecting the industries in which the Company Group operates; (iii) armed hostilities, acts of war, terrorism, military actions or any escalation or material worsening thereof following the date hereof; (iv) changes in Laws (including applicable Environmental Laws) or GAAP, or in the interpretation thereof; (v) the announcement of this Agreement or the pendency of the Contemplated Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors,

ANNEX A-13

vendors, partners, or employees); (vi) compliance by the Company with this Agreement, any actions taken or not taken by the Company that are required to be taken or not taken pursuant to this Agreement; (vii) the failure, in and of itself, of the Company Group to meet any projections, forecasts, estimates or predictions (provided that any event, occurrence, fact, condition or change that caused or contributed to such failure to meet any projection, forecast, estimate or prediction shall not be excluded from the definition of Material Adverse Effect for purposes of this clause (vii)); (viii) any effects of weather, geological or meteorological events or other natural disaster; (ix) any strikes, work stoppages or other labor disturbances; (x) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; or (xi) any increases in the costs of commodities or supplies or decreases in the price of refined or finished products; except to the extent such effect relating to or arising in connection with matters described in clauses (i), (ii), (iii), (iv), (viii), (ix) and (x) above disproportionately affects the Company Group, as compared to other Persons that conduct business in, and derive substantially all of their revenues from, the industries in which the Company Group is engaged within the geographic area in which the Company Group principally operates.

“Midstream Business” means the ownership, operation, management and maintenance of the Facilities and all associated assets and infrastructure pertaining to the midstream business of the Company Group, including all sourcing, crude supply, midstream, transporting, gathering, terminalling, pipelines and logistics activities associated therewith and all ancillary activities related thereto.

“Non-Recourse Party” has the meaning ascribed to such term in Section 10.5(b).

“O&G Business” means (a) the development, leasing, acquisition, exploration, and production of unrefined oil, gas, coal seam gas, casinghead gas, condensate, distillate, liquid hydrocarbons and gaseous hydrocarbons (“O&G Hydrocarbons”) and (b) (i) the ownership, operation, maintenance, expansion, construction, commissioning and decommissioning of, and acquisition of, gathering systems and pipelines through which such O&G Hydrocarbons are transported, and (ii) the transportation and disposal of water (including fluids and materials contained therein) produced in association with the production of such O&G Hydrocarbons, including, in each of clauses (i) and (ii), through the ownership of equity interests in Wolf Midstream Holdings, LLC; provided, however, that the O&G Business shall exclude (x) any of the foregoing actions taken in connection with any gathering systems and pipelines located downstream from the point in which control and custody of such O&G Hydrocarbons is transferred to a Person other than any Person who held a direct or indirect interest in such O&G Hydrocarbons at the wellhead and (y) the Powder Flats crude oil gathering system owned by the Saddle Butte Pipeline III, LLC.

“O&G Hydrocarbons” has the meaning ascribed to such term in the definition of O&G Business.

“Off-The-Shelf Software” means licenses for commercially available and unmodified off-the-shelf Software used solely for internal use with a replacement cost or aggregate fee, royalty, or other consideration for any such Software or group of related Software licenses of no more than $25,000 per year.

ANNEX A-14

“Open Source” means any Software that is distributed as free software, open source software, copyleft software, “freeware” or “shareware” or under similar licensing or distribution models, including, without limitation, any Software licensed under the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License or any Creative Commons “sharealike” license.

“Order” means any order, judgment, injunction, award, decree, writ or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Other Consideration” has the meaning ascribed to such term in Section 2.1(f).

“Other Real Estate HoldCo Liabilities” has the meaning ascribed to such term in the Reorganization Agreement.

“Owned Business Intellectual Property Rights” means all Intellectual Property Rights that the Company Group owns or purports to own, including, but not limited to the Registered Business Intellectual Property Rights set forth on Company Disclosure Schedule 4.11(a).

“Owned HEP Intellectual Property Rights” means all Intellectual Property Rights that the HEP Entities own or purport to own.

“Parties” and “Party” have the meanings ascribed to such terms in the Preamble.

“Patents” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Payoff Letters” has the meaning ascribed to such term in Section 2.1(d).

“Permits” means all licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals obtained or required to be obtained from Governmental Authorities.

“Permitted Encumbrances” means (i) with respect to the Company Group, Encumbrances listed on Schedule 1.1(b) (which Encumbrances shall be removed on the Closing Date); (ii) statutory Encumbrances arising out of operation of Law with respect to a Liability incurred in the ordinary course of business consistent with prior practice securing payments not yet due and payable as of the Closing and that are not delinquent or are being actively contested in good faith and for which appropriate reserves have been established under GAAP; (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Sinclair Real Property or the HEP Real Property, as applicable, that would not result in or reasonably be expected to result in a Material Adverse Effect or a HEP Material Adverse Effect, as applicable; (iv) rights of parties under the Sinclair Leases or HEP Leases, as applicable; (v) with respect to the HEP Entities and their assets, including the HEP Real Property and the HEP Easements, all matters disclosed by the HEP SEC Documents, including the HEP Financial Statements that would not result in or not reasonably be expected to result in a HEP Material Adverse Effect; (vi) all matters that current, accurate surveys would show that would not result in or not reasonably be expected to result in a

ANNEX A-15

Material Adverse Effect or a HEP Material Adverse Effect, as applicable; (vii) all matters reflected in recorded documents affecting the Sinclair Real Property or Sinclair Easements, or the HEP Real Property or HEP Easements, as applicable, that would not result in or not reasonably be expected to result in a Material Adverse Effect or a HEP Material Adverse Effect, as applicable; (viii) Encumbrances arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (ix) Encumbrances and other imperfections of title that do not materially detract from the value or materially interfere with or impair the present use of the property subject thereto; (x) liens for Taxes not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established under GAAP; (xi) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other similar liens and security obligations arising or incurred in the ordinary course of business securing payments not yet due and payable as of the Closing; (xii) any pledge or deposit made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security Laws, or to secure the performance of bids, tenders, or government Contracts, leases, licenses, statutory obligations, surety bonds, performance bonds, completion bonds or other obligations of a like level, or as otherwise incurred in the ordinary course of business; (xiii) title of a lessor under any capital or operating lease; (xiv) Encumbrances on goods in transit incurred pursuant to documentary letters of credit or shipper’s Encumbrances; (xv) Encumbrances affecting the assets or properties of the Company Group or HEP, as applicable, which are fully released prior to Closing; and (xvi) any other imperfection or irregularity of title or other Encumbrance that would not result in or not reasonably be expected to result in a Material Adverse Effect or HEP Material Adverse Effect, as applicable; provided, however, that no mortgages, deeds of trust, judgments, liens for Taxes (other than liens for Taxes described in clause (x) of this definition or Encumbrances described in clause (xi) of this definition) or other monetary Encumbrances encumbering any Sinclair Owned Real Property or any interest of any member of the Company Group in the Sinclair Leased Real Property or the Sinclair Easements shall be deemed or considered a Permitted Encumbrance to the extent not fully released and satisfied at or prior to Closing.

“Person” means an individual, a corporation, a general or limited partnership, a limited liability company, an association, a trust, other legal entity or organization or Governmental Authority.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Law, (a) all information that identifies an individual person, (b) all personal information subject to the California Consumer Privacy Act, (c) nonpublic personal information subject to the Gramm-Leach Bliley Act and state financial privacy laws and regulations, and (d) credit card information financial account numbers (including credit card and procurement card numbers) subject to the Payment Card Industry Data Security Standard.

“Pipeline JV” means Saddle Butte Pipeline III, LLC, a Delaware limited liability company.

“Pipeline JV Agreement” means the Amended and Restated Limited Liability Company Agreement, dated May 21, 2019, of the Pipeline JV.

“Pipeline JV Approval” has the meaning ascribed to such term in Section 7.2(d).

ANNEX A-16

“Pipeline JV Arrangement” has the meaning ascribed to such term in Section 6.21.

“Pre-Closing Statement” has the meaning ascribed to such term in Section 2.1(d).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Tax Return” has the meaning ascribed to such term in Section 6.3(a)(i).

“Pre-Closing Taxes” means, without duplication, any and all (i) Taxes of Sinclair HoldCo or any ultimate beneficial owner of Sinclair HoldCo, including any Taxes resulting from the Contemplated Transactions, (ii) Taxes of any member of the Company Group (including relating or attributable to any assets, rights, activities or properties of the Company Group) for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 6.3(i) and, for the avoidance of doubt, determined without regard to any carryback of a loss or credit arising in a taxable period beginning after the Closing Date), including, but not limited to, any Excise Taxes for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date (including, for the avoidance of doubt, any increase in such Excise Taxes resulting from a reduction or disallowance of any Tax credit or refund with respect to such Excise Taxes), (iii) Taxes of any member of the Company Group for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date resulting from a reduction or disallowance of any Tax credit or refund, (iv) Liability for Taxes of any member of any affiliated, consolidated, combined, unitary or similar group of which any member of the Company Group was a member for any period prior to the Closing Date, (v) Liability for Taxes as a result of any obligation of any member of the Company Group to indemnify any other Person with respect to Taxes (including any Liability for Taxes of a predecessor or transferor or otherwise by operation of Law) to the extent such obligation arises on or prior to Closing, (vi) withholding Taxes imposed with respect to any payment made to Sinclair HoldCo under this Agreement, and (vii) Taxes attributable to the Company Reorganization; provided, however, that Pre-Closing Taxes shall not include any Taxes, expenses or liabilities included in the calculation of the Closing Adjustment Amount (or any item included therein). Notwithstanding any other provision of this Agreement to the contrary, the Parties acknowledge that Sinclair HoldCo shall have no obligation to indemnify any HEP Indemnified Party for (or otherwise pay any HEP Indemnified Party for any Damages resulting from) any loss, reduction or disallowance (in whole or in part) of, or any limitation imposed on, any Tax credit or other Tax attribute (whether federal, state, local or foreign) of any member of the Company Group used in or with respect to the portion of any Straddle Period beginning after the Closing Date or any taxable period beginning after the Closing Date.

“Proceeding” means any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Property Taxes” means ad valorem, property or similar Taxes but excluding, for the avoidance of doubt, Income Taxes, Excise Taxes and Transfer Taxes.

ANNEX A-17

“Ranching Business” means the ownership, leasing, operation and management of farm, ranch and cattle feedlot properties in Big Horn County, Treasure County, Carbon County, Fergus County and Yellowstone County, Montana, and Park County and Sheridan County, Wyoming.

“Refineries” means the refining facilities owned by Sinclair HoldCo or its Affiliates and located in Sinclair, Wyoming and Casper, Wyoming.

“Registered Business Intellectual Property Rights” means all Patents, Copyrights, Trademarks and Domain Names, respectively, that (a) are registered to or (b) were applied for by or issued to, and, in each case, currently assigned to the Company Group by any Governmental Authority or authorized private Domain Name registrar in any jurisdiction.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, placing, pumping, discarding, abandoning, emptying, escaping, leaching or migration into or through the Environment.

“Released Claim” has the meaning ascribed to such term in Section 9.4.

“Released Person” has the meaning ascribed to such term in Section 9.4.

“Releasing Person” has the meaning ascribed to such term in Section 9.4.

“Reorganization Agreement” means that certain Reorganization Agreement, dated as of the date of this Agreement, by and among Sinclair HoldCo, Sinclair NewCo, Real Estate Holding LLC, a Delaware limited liability company, Sinclair Oil Corporation, a Wyoming corporation, Sinclair Transportation Company, a Wyoming corporation, Sinclair Wyoming Refining Company, a Wyoming corporation, Sinclair Finance Company, a Wyoming corporation, SOC Delaware, Wyoming Renewable Diesel Company LLC, a Wyoming limited liability company, Sinclair Trucking Company, a Wyoming corporation, Sinclair Casper Refining Company, a Wyoming corporation, Sinclair Tulsa Refining Company, a Wyoming corporation, Sinclair Crude Company, a Wyoming corporation, Field Services LLC, a Wyoming limited liability company, Sinclair Golf Course, Inc., a Wyoming corporation, Sinclair Pipeline Company LLC, a Wyoming limited liability company, and Sinclair Logistics LLC, a Wyoming limited liability company.

“Representatives” means, as to any Person, its officers, directors, employees, managers, members, partners, trustees, shareholders, owners, counsel, accountants, financial advisors, sources of financing (including counsel to such sources) and consultants.

“Resolution Period” has the meaning ascribed to such term in Section 2.2(c).

“Retained Business” means, collectively, the Hospitality Business, the O&G Business and the Ranching Business.

“Retained Liabilities” means (a) the Legacy Liabilities,, (b) the Other Real Estate HoldCo Liabilities (c) all Liabilities arising out of, resulting from or relating to the operation of the Retained Business, (d) all Liabilities primarily resulting from the failure of the intended tax treatment of the Company Reorganization, or the failure of the definitive agreements relating to the Company Reorganization to be valid and binding on each party thereto, and (e) all Benefits Liabilities, in each case, whether before, at, or after the Closing.

ANNEX A-18

“Sinclair Affiliate Contracts” has the meaning ascribed to such term in Section 4.22.

“Sinclair Benefit Plan” means each Company Benefit Plan and each HoldCo Benefit Plan.

“Sinclair Casualty Expenses” has the meaning ascribed to such term in Section 6.14(b)(i).

“Sinclair Contribution” has the meaning ascribed to such term in the Recitals.

“Sinclair Contribution Consideration” has the meaning ascribed to such term in Section 2.1(b).

“Sinclair Divestiture Portion” has the meaning ascribed to such term in Section 2.1(f)(iii).

“Sinclair Easements” has the meaning ascribed to such term in Section 4.9(d).

“Sinclair HoldCo” has the meaning ascribed to such term in the Preamble.

“Sinclair HoldCo Indemnified Parties” has the meaning ascribed to such term in Section 9.2(a).

“Sinclair HoldCo Officer’s Certificate” has the meaning ascribed to such term in Section 3.2(a)(iii).

“Sinclair Leased Real Property” has the meaning ascribed to such term in Section 4.9(b).

“Sinclair Leases” has the meaning ascribed to such term in Section 4.9(b).

“Sinclair Material Contracts” has the meaning ascribed to such term in Section 4.10(a).

“Sinclair NewCo” has the meaning ascribed to such term in the Recitals.

“Sinclair Owned Real Property” has the meaning ascribed to such term in Section 4.9(a).

“Sinclair Partnership Interest Consideration” has the meaning ascribed to such term in Section 2.1(b).

“Sinclair Real Property” means, collectively, the Sinclair Owned Real Property and the Sinclair Leased Real Property.

“Sinclair Third Party Leases” has the meaning ascribed to such term in Section 4.9(e).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Section 280G” has the meaning ascribed to such term in Section 6.7(a).

“Section 280G Analysis” has the meaning ascribed to such term in Section 6.7(a).

ANNEX A-19

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Management Employee” means any executive-level employee, including, but not limited to, the top twenty (20) most highly compensated employees of the Company Group.

“Shares” has the meaning ascribed to such term in the Recitals.

“Significant Subsidiary” means any Subsidiary of HEP that has the meaning ascribed to the term “Significant Subsidiary” in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Software” means software and firmware, databases, any and all software implementations of algorithms, specifications, models and methodologies, whether in source code or object code, design documents, flow-charts, user manuals and training materials relating thereto and all translations, compilations, arrangements, adaptations, and derivative works thereof, and documentation related thereto.

“Specified Funded Indebtedness” means the Indebtedness set forth on Schedule 1.1(c).

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Straddle Tax Return” has the meaning ascribed to such term in Section 6.3(a)(ii).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), either the managing member or general partner or a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be any managing director or general partner of such business entity (other than a corporation) or control any managing director or general partner of such business entity (other than a corporation); or (iii) is otherwise contractually entitled to direct and control such Person.

“Takeover Laws” has the meaning ascribed to such term in Section 4.28.

“Tax” or “Taxes” means: (i) any and all taxes, charges, duties, fees or other assessments (including income, corporation, excise, property, sales, use, value-added, gross receipts, profits, gains, license, withholding (with respect to compensation or otherwise), payroll, employment, unemployment, disability, wealth, welfare, net worth, capital gains, purchase, transfer, stamp, ad valorem, conveyance, severance, production, escheat, unclaimed property, registration, social security, environmental, occupation, franchise, alternative minimum, estimated, or other taxes of any kind whatsoever, whether disputed or not) imposed by any Governmental Authority, and

ANNEX A-20

including any interest, penalties or addition thereto; (ii) any Liability for the payment of any amounts of the type described in clause (i) above of another Person arising as a result of being (or ceasing to be) a member of any consolidated or affiliated group (or being included (or required to be included) in any Tax Return relating thereto); and (iii) any Liability for the payment of any amounts of the type described in clause (i) above of another Person as a result of any transferee or secondary Liability or any Liability assumed by Contract or Law.

“Tax Proceeding” has the meaning ascribed to such term in Section 6.3(c).

“Tax Return” means any return, declaration (including any declaration of estimated Taxes), report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” means any claim, or the commencement of any Proceeding, brought by a Person that is not an Indemnified Party.

“Title Affidavit” has the meaning ascribed to such term in Section 6.19.

“Title Insurance Company” means, collectively, Fidelity National Title Insurance Company and Chicago Title Insurance Company.

“Trade Secrets” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Trademarks” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Transaction Documents” means the Unitholders’ Agreement, the Transition Services Agreement and any other agreement or certificate required to be delivered pursuant hereto. For purposes of clarity, the Transaction Documents do not include the Business Combination Agreement or documents delivered pursuant to the Business Combination Agreement.

“Transfer Taxes” has the meaning ascribed to such term in Section 6.3(b).

“Transition Services Agreement” means the Transition Services Agreement substantially in the form of Exhibit A.

“Trial Balance and Income Information” has the meaning ascribed to such term in Section 4.5(a).

“UNEV Pipeline Divestiture Action” has the meaning ascribed to such term in Section 6.2(b).

“UNEV Pipeline Divestiture Notice” has the meaning ascribed to such term in Section 2.1(f).

“UNEV Pipeline Divestiture Proceeds” has the meaning ascribed to such term in Section 2.1(f)(v).

ANNEX A-21

“Unitholders’ Agreement” means that certain Unitholders’ Agreement substantially, dated as of the date hereof, by and among HEP, Sinclair HoldCo, the unitholders set forth on Schedule I thereto, Holly Logistics Services, L.L.C. and Navajo Pipeline C., L.P.

“WARN Act” has the meaning ascribed to such term in Section 4.18(d).

“Willful Breach” means, with respect to any Party, that such Party willfully and intentionally takes an action or fails to take an action, with the knowledge that the taking of such action or the failure to take such action would reasonably be expected to cause a material breach of this Agreement and which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

“Working Capital” means, as of any given date, (i) Current Assets minus (ii) Current Liabilities.

“Working Capital Target Amount” means an amount equal to negative $4,056,640.00.

ANNEX A-22

EXHIBIT A

TRANSITION SERVICES AGREEMENT

Omitted pursuant to Item 601(a)(5) of Regulation S-K.